
10029922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-026807~~

8-67863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galt Financial Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID NO.

2815 Townsgate Road, Suite 100
(No. and Street)

Westlake Village	California	91361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Hill (805) 449-1132
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2010
BRANCH OF REGISTRATIONS
AND
04 EXAMINATIONS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP.
(Name - *if individual, state last, first, middle name*)

5 W 37th st, 9th Floor	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Benjamin Hill**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Galt Financial Group, Inc.** as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

see attached

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Ventura

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2010, by Benjamin Hill,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


JULIE M. CICHON
Commission # 1810082
Notary Public - California
Ventura County
My Comm. Expires Aug 18, 2012

(Seal) Signature Julie M. Cichon

TABLE OF CONTENTS


Russell
Bedford

RBSM LLP

Accountants and Advisors

5 West 37th Street
9th Floor
New York, New York 10018-6222
212.868.3669
212.868.3498/Fax

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Galt Financial Group, Inc.
Westlake Village, California

We have audited the accompanying statement of financial condition of Galt Financial Group, Inc. (a subchapter S corporation) (the Company) as of December 31, 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Galt Financial Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our Audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9-10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in related to the basic financial statements taken as a whole.

RBSM LLP
RBSM, LLP
New York, New York
February 26, 2010

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(See Independent Auditor's Report)

ASSETS

Cash	$	30,443
TOTAL ASSETS	$	30,443

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and other liabilities	$	15,312
TOTAL LIABILITIES		15,312
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value; 50,000,000 shares authorized 100,000 shares issued and outstanding		1,000
Additional paid-in capital		19,625
Accumulated deficit		(5,494)
TOTAL STOCKHOLDERS' EQUITY		15,131
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	30,443

(the accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC
(a subchapter S corporation)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009
(See Independent Auditor's Report)

REVENUES	
Commissions	$ 137,793
TOTAL REVENUES	137,793
OPERATING EXPENSES	
Professional fees	35,225
Employee compensation and benefits	81,340
Other operating expenses	23,438
TOTAL OPERATING EXPENSES	140,003
NET LOSS BEFORE INCOME TAXES	(1,410)
PROVISION FOR INCOME TAXES	-
NET LOSS	$ (2,210)

(the accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009
(See Independent Auditor's Report)

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE - January 1, 2009	100,000	$ 1,000	$ 19,000	$ (3,284)	$ 16,716
Capital contrinution from partners	--	--	19,625	--	19,625
Capital distribution to partners			(19,000)		(19,000)
Net loss	--	--	--	(2,210)	(2,210)
BALANCE - December 31, 2009	100,000	$ 1,000	$ 19,625	$ (5,494)	$ 15,131

(the accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009
(See Independent Auditor's Report)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (2,210)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Accounts receivable	25,500
Payable to related party	(9,006)
Accounts payable and other liabilities	15,312
TOTAL ADJUSTMENTS	31,806
NET CASH PROVIDED BY OPERATING ACTIVITIES	29,596
CASH FLOWS USED IN INVESTING ACTIVITIES	--
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution of capital	(19,000)
Proceeds from capital contribution	19,625
NET CASH PROVIDED BY FINANCING ACTIVITIES	625
NET INCREASE IN CASH	30,221
CASH- Beginning of year	222
CASH- End of year	$ 30,443

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during year:	
Interest	$ -
Income taxes	$ -

(the accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 1 -Organization

Galt Financial Group, Inc. (the "Company") is a California corporation incorporated on May 26, 2007. The Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, on September 29, 2008. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

The Company is allowed to engage in the following types of business: (1) mutual fund retailer, (2) broker or dealer selling variable life insurance or annuities, (3) broker or dealer selling tax shelters or limited partnerships in primary distributions, (4) real estate investment trusts, (5) private placements of securities. The company derives revenue primarily from the sale of mutual funds and variable life insurance and annuities.

The Company is a wholly-owned subsidiary of HSH Financial, Inc. ("Parent")

NOTE 2 -Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

S-Corp election
The Company, with the consent of its Stockholder, has elected to be a qualified subchapter S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, are subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists an accrual for a minimum Franchise Tax of $800.

Revenue Recognition
Customer security transactions and the related commission income and expense are recorded as of the trade date.

The Company generally acts as an agent in executing customer orders to buy or sell securities, primarily mutual funds, in which it does not make a market, and charges commissions based on the services the Company provides to its customers..

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Fair Value of Financial Instruments
FASB requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statement of financial position for current assets and current liabilities qualifying as financial instruments approximate fair value because of their short maturities.

On July 1, 2008, the Company adopted the provisions of Accounting Standard Codification ("ASC") Topic 820, which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The Company's adoption of ASC 820 did not have a material impact on its financial statements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation

methods that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The Company has categorized its financial assets and liabilities measured at fair value into a three level hierarchy in accordance with ASC 820.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties. 94% of the Company's revenues are from two fund family groups..

NOTE 2 –Recent Accounting Pronouncements

Accounting Standards Codification and GAAP Hierarchy — Effective for interim and annual periods ending after September 15, 2009, the Accounting Standards Codification and related disclosure requirements issued by the FASB became the single official source of authoritative, nongovernmental GAAP. The ASC simplifies GAAP, without change, by consolidating the numerous, predecessor accounting standards and requirements into logically organized topics. All other literature not included in the ASC is non-authoritative. We adopted the ASC as of September 30, 2009, which did not have any impact on our results of operations, financial condition or cash flows as it does not represent new accounting literature or requirements. All references to pre-codified U.S. GAAP have been removed from these audited statements.

NOTE 3 –Related Party Transactions

The Company has entered into an expense sharing agreement with the Wealth Enhancement & Preservation, Inc. ("WEP"), a company that is owned by a shareholder of the Parent, effective January 1, 2009. The terms of this agreement stipulate that WEP provides for certain general overhead expenses and other specific business expenses. Most of the overhead expenses incurred are paid by WEP and reimbursed by the Company by a monthly payment of $500. Overhead expenses, as defined by the agreement, shall include rent, personnel, and various other operating costs incurred in the ordinary course of business. During the year ended December 31, 2009, $7,000 was reimbursed to WEP which was recorded for various administrative duties.

NOTE 4 –Fair Value Measurements

The financial assets of the Company measured at fair value on a recurring basis are cash. The Company's cash equivalents is generally classified within Level 1 of the fair value hierarchy because it is valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Various inputs are used in determining the fair value of our financial assets and liabilities and are summarized into three broad categories:

Level 1: quoted prices in active markets for identical securities;

Level 2: other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3: significant unobservable inputs, including our own assumptions in determining fair value.

Following are the disclosures related to our financial assets as of December 31, 2009, pursuant to ASC 820:

	Level 1	Level 2	Level 3	Assets at fair value
Cash and cash equivalents	$ 30,443	$ -	$ -	$ 30,443
Total	$ 30,443	$ -	$ -	$ 30,443

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 5 -Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 8 to 1.

There was a $888, difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA:

Net capital per unaudited schedule	$ 16,019
Adjustments:	
Accrue SIPC 7-T fees and franchise taxes	(888)
Total Adjustments	(888)
Net capital per audited statements	$ 15,131

As of December 31, 2009, the Company's net capital exceeded the requirement by approximately $10,131. The Company's net capital ratio was 1.03 to 1.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 –Subsequent Events

In accordance with FASB ASC 855 "Subsequent Events", the Company has evaluated subsequent events through the date of the report (February 26, 2010)

GALT FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL	
Common stock	1,000
Additional paid in capital	19,625
Accumulated deficit	(5,494)
Total stockholders' equity	15,131
Decuctions and/or charges:	
Non-allowable assets:	
Accounts receivable	-
	-
NET CAPITAL	15,131
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimun net capital required (6.67% of total aggregate indebtedness)	1,020
Minimum net capital required	5,000
Net Capital requirement (greater of above)	5,000
Excess net capital	10,131
Excess net capital at 1000%	13,599
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrues expenses	15,312
TOTAL AGGREGATE INDEBTEDNESS	15,312
Ratio: aggregate indebtedness to net capital	1.03 to 1

There was a $888, difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 5.

GALT FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

RECONCILATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17a-5 as of December 31, 2009)

There was a $888, difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA:

Net capital per unaudited schedule	$ 16,019
Adjustments:	
Accrue SIPC 7-T fees and franchise taxes	(888)
Total Adjustments	(888)
Net capital per audited statements	$ 15,131

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for the year ended December 31, 2009, the Company was in compliance with the conditions of exemption.

INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information relating to the possession or control requirements is not applicable to Galt Financial Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

GALT FINANCIAL GROUP, INC.

(a subchapter S corporation)

Independent Auditors' Report on Internal Accounting Control

SIPC Supplemental Report

For the Year Ended December 31, 2009


Russell
Bedford

RBSM LLP
Accountants and Advisors
5 West 37th Street
9th Floor
New York, New York 10018-6222
212.868.3669
212.868.3498/Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Galt Financial Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Galt Financial Group, Inc. (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tested of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers for perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements of prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control .was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify all deficiencies in internal control that might be material weaknesses. We did identify a control deficiency related to segregation of duties (related to the limited resources and number of employees in the accounting function), but noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a significant deficiency as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considerably by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

RBSM, LLP.
New York, New York
February 26, 2010



RBSM LLP

Accountants and Advisors

5 West 37th Street
9th Floor
New York, New York 10018-6222
212.868.3669
212.868.3498/Fax

SIPC SUPPLEMENTAL REPORT

The Board of Directors
Galt Financial Group, Inc.
Westlake Village, California

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SPIC) for the year ended December 31, 2009, which were agreed to by Galt Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you in evaluating Galt Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Galt Financial Group, Inc.'s management is responsible for the Galt Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in the Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

RBSM, LLP
New York, New York
February 26, 2010

AFFIDAVIT OF NOTARY PRESENTMENT
CERTIFICATION OF MAILING

STATE OF CALIFORNIA______)
______________________) ss
COUNTY OF Alameda)

On 15th day of February 2010, Heidi De Los Reyes appeared before me with the following documents listed below. I, the below signed notary, personally verified that these documents were placed in an envelope and sealed by me. They were sent by United States Post Office Certified Mail receipt number 7006 0810 0003 3381 0651 to :

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
COMMISSION HEADQUARTERS
100 F STREET N.E.
WASHINGTON, D.C. 20549

List of Document		pages
1. Notary Presentment		2
2. Cover Letter-Pre-offset Notice for Balanced Book Adjustment		2
3. Acknowledgement of Filing		1
4. UCC1 Financing Statement and Addendum	UCC RECORDING # 09-7194629158	7
5. Attachment "A"- Property List		5
6. Power of Attorney		2
7. Commercial Security Agreement		14
8. Indemnity Bond/ Lien		1
9. Hold Harmless and Indemnity Agreement		2
10. Non-negotiable Security Agreement		1
11. Legal Notice and Demand		14
12. Legal Notice and Demand Definitions		9
13. Act of State with Apostille		3
14. Chargeback Order		1
15. Fiduciary Appointment-Eric Thorson, Inspector General		2
16. Fiduciary Appointment-Timothy F. Geithner		2
17. Fiduciary Appointment- Douglas Schulman,Commissioner, IRS		2
18. I.R.S. Form 56- Eric Thorson, Inspector General		2
19. I.R.S. Form 56- Timothy F. Geithner		2
20. I.R.S. Form 56- Douglas Schulman		2
21. I.R.S. Form 1040- V Accepted for Value	(front & back)	1
22. Actual and Constructive Notice		1
23. Non-negotiable International Bill of Exchange		1
24. Naturalization Certificate Accepted for Value	(front & back)	2
25. Private Registered Bond for Setoff	RB 835 479 986 US	1
26. W-8BEN		1
27. Declaration attach to W-8BEN		1

Witness my hand and official seal.

A.G. Cooper, notary public

Notary Print Name

A. G. Cooper, notary public

Notary Signature

My commission expires on: Nov 2, 2010

Notary Seal



A. G. COOPER
COMM. #1702534
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
COMM. EXPIRES NOV. 2, 2010

Registered Mail Receipt # RB 835 479 986 US

TO: TIMOTHY F. GEITHNER
SECRETARY OF THE TREASURY
DEPARTMENT OF THE TREASURY
1500 PENNSYLVANIA AVENUE, N. W.
WASHINGTON, D.C. 20220

FROM: Heidi De Los Reyes – Principal, Secured Party Creditor
c/o 1154 Melcher Street
San leandro, California; near [94577]
Non-Domestic without the US

DATE: December 20, 2009

UCC File Number/State: 09-7194629158/California
FOR: HEIDI DE LOS REYES, DEBTOR
RE: DTC Routing # 0410-0001-4
DTC Account # - 026355050
Social Security Number – 568-92-7502
Liber Number(s) - 200910230003998

PRE-OFFSET NOTICE FOR BALANCED BOOK ADJUSTMENT

Dear TIMOTHY F. GEITHNER:

The enclosed Statute Staple Securities Instruments are tendered to you for the purpose of balanced book adjustment as legal tender to lower and reduce the UNITED STATES national debt. The Undersigned understands the complexity of following this procedure. The "Code" is effectively in place to save and protect the monetary system of this country. If and when non-accreditation occurs, the economy and monetary system of the country will certainly collapse. That is the complexity and importance of honoring this procedure.

USC TITLE 12, CHAPTER 2 – NATIONAL BANKS - authorizes the procedure. If you don't understand this procedure, please research the US Code for clarity or seek competent legal counsel. You should understand that in Title 12 USC section 371b-2(c), the Code defines "Exposure" to include all extensions of credit regardless of name and description. This procedure is intended for all of the people of the united States of America. Non-accreditation will result in a serious error and injury against the INTERNAL REVENUE SERVICE and the Principal Secured Party Creditor. This will cause a miscalculation upon the Federal Reserve Accountant Balanced Book and will require a filing of the proper IRS forms for collection of these funds. This adjustment may be completed by TIMOTHY F GEITHNER, SECRETARY OF THE US TREASURY, who is my legally appointed fiduciary agent, or my designee as Fiduciary on the attached IRS Form 56. Documentation is enclosed.

As you are well aware, lawful money no longer exists in our economic system. This was replaced by Federal Reserve "Notes" which are, in effect, promissory notes. This procedure to allow offset of debt is the proper legal remedy that has been provided for us to discharge debt, since the money was removed by the U. S. Corporate Government. This is a debt obligation of the UNITED STATES. Please use this procedure to offset any bills that I present by balanced book adjustment, settlement in full, discharge of all presentments, and return all interest to the Principal. TIMOTHY F GEITHNER, or my designated Fiduciary Agent, is authorized to adjust, from this account, along with any reasonable and lawful interest, penalties, and extra fees, as needed, in order to satisfy this procedure. This may be ledgered against the Account Number indicated as best suits the needs of the US Treasury.

Sincerely,



Heidi De Los Reyes, Principal and Secured Party Creditor
for HEIDI DE LOS REYES, DEBTOR

Registered Mail Receipt # RB 835 479 986 US

TO: DOUGLAS SHULMAN
OFFICE OF THE COMMISSIONER
INTERNAL REVENUE SERVICE
1111 CONSTITUTION AVENUE, N. W.
WASHINGTON, D.C. 20224

FROM: Heidi De Los Reyes – Principal, Secured Party Creditor
c/o 1154 Melcher Street
San leandro, California; near [94577]
Non-Domestic without the US

DATE: December 20, 2009

UCC File Number/State: 09-7194629158/California
FOR: HEIDI DE LOS REYES, DEBTOR
RE: DTC Routing # 0410-0001-4
DTC Account # - 026355050
Social Security Number – 568-92-7502
Liber Number(s) - 200910230003998

PRE-OFFSET NOTICE FOR BALANCED BOOK ADJUSTMENT

Dear DOUGLAS SHULMAN:

The enclosed Statute Staple Securities Instruments are tendered to you for the purpose of balanced book adjustment as legal tender to lower and reduce the UNITED STATES national debt. The Undersigned understands the complexity of following this procedure. The "Code" is effectively in place to save and protect the monetary system of this country. If and when non-accreditation occurs, the economy and monetary system of the country will certainly collapse. That is the complexity and importance of honoring this procedure.

USC TITLE 12, CHAPTER 2 – NATIONAL BANKS - authorizes the procedure. If you don't understand this procedure, please research the US Code for clarity or seek competent legal counsel. You should understand that in Title 12 USC section 371b-2(c), the Code defines "Exposure" to include all extensions of credit regardless of name and description. This procedure is intended for all of the people of the united States of America. Non-accreditation will result in a serious error and injury against the INTERNAL REVENUE SERVICE and the Principal Secured Party Creditor. This will cause a miscalculation upon the Federal Reserve Accountant Balanced Book and will require a filing of the proper IRS forms for collection of these funds. This adjustment may be completed by DOUGLAS SHULMAN, OFFICE OF THE COMMISSIONER, INTERNAL REVENUE SERVICE, who is my legally appointed fiduciary agent, or my designee as Fiduciary on the attached IRS Form 56. Documentation is enclosed.

As you are well aware, lawful money no longer exists in our economic system. This was replaced by Federal Reserve "Notes" which are, in effect, promissory notes. This procedure to allow offset of debt is the proper legal remedy that has been provided for us to discharge debt, since the money was removed by the U. S. Corporate Government. This is a debt obligation of the UNITED STATES. Please use this procedure to offset any bills that I present by balanced book adjustment, settlement in full, discharge of all presentments, and return all interest to the Principal. DOUGLAS SHULMAN, or my designated Fiduciary Agent, is authorized to adjust, from this account, along with any reasonable and lawful interest, penalties, and extra fees, as needed, in order to satisfy this procedure. This may be ledgered against the Account Number indicated as best suits the needs of the US Treasury.

Sincerely,



Heidi De Los Reyes, Principal and Secured Party Creditor
for HEIDI DE LOS REYES, DEBTOR

State of California

Secretary of State

I, ***Debra Bowen*** , Secretary of State of the State of California, hereby certify:

That the attached transcript of 75 page(s) was prepared by and in this office from the record on file, of which it purports to be a copy, and that it is full, true and correct.


THE GREAT SEAL OF THE STATE OF
CALIFORNIA
EUREKA

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

November 24, 2009

Debra Bowen

Secretary of State

FILE # 097194629158

Document Number: 23062300002

UCC FINANCING STATEMENT

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

A. NAME & PHONE OF CONTACT AT FILER [optional]
HEIDI DE LOS REYES

B. SEND ACKNOWLEDGMENT TO (Name and Address)

Heidi De Los Reyes
c/o 1154 Melcher Street
San Leandro, CA 94577

09-7194629158
04/24/2009 15:58



FILED
CALIFORNIA SECRETARY OF STATE

SOS



20841210003 UCC 1 FILING

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (1a or 1b) - do not abbreviate or combine names

1a. ORGANIZATION'S NAME					
HEIDI DE LOS REYES					
OR 1b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX	
1c. MAILING ADDRESS: 1154 MELCHER STREET	CITY: SAN LEANDRO	STATE: CA	POSTAL CODE: 94577	COUNTRY: USA	
1d. TAX ID #: SSN OR EIN	ADD'L INFO RE ORGANIZATION DEBTOR	1e. TYPE OF ORGANIZATION: LEGAL ENTITY	1f. JURISDICTION OF ORGANIZATION: UNITED STATES	1g. ORGANIZATIONAL ID #, if any	☑ NONE

2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (2a or 2b) - do not abbreviate or combine names

2a. ORGANIZATION'S NAME					
OR 2b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX	
2c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY	
2d. TAX ID #: SSN OR EIN	ADD'L INFO RE ORGANIZATION DEBTOR	2e. TYPE OF ORGANIZATION	2f. JURISDICTION OF ORGANIZATION	2g. ORGANIZATIONAL ID #, if any	☐ NONE

3. SECURED PARTY'S NAME (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) - insert only one secured party name (3a or 3b)

3a. ORGANIZATION'S NAME				
OR 3b. INDIVIDUAL'S LAST NAME: De Los Reyes	FIRST NAME: Heidi	MIDDLE NAME		SUFFIX
3c. MAILING ADDRESS: c/o 1154 Melcher Street	CITY: San Leandro	STATE: CA	POSTAL CODE: 94577	COUNTRY: USA

4. This FINANCING STATEMENT covers the following collateral:

DEBTOR IS A TRANSMITTING UTILITY
SEE PROPERTY LIST ON "ATTACHMENT A"

5. ALTERNATIVE DESIGNATION [if applicable]: ☐ LESSEE/LESSOR ☐ CONSIGNEE/CONSIGNOR ☑ BAILEE/BAILOR ☐ SELLER/BUYER ☐ AG. LIEN ☐ NON-UCC FILING

6. ☐ This FINANCING STATEMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS. Attach Addendum [if applicable]

7. Check to REQUEST SEARCH REPORT(S) on Debtor(s) [ADDITIONAL FEE] [optional] ☐ All Debtors ☐ Debtor 1 ☐ Debtor 2

8. OPTIONAL FILER REFERENCE DATA

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

	9a. ORGANIZATION'S NAME		
	HEIDI DE LOS REYES		
OR	9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME, SUFFIX

10. MISCELLANEOUS:

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

	11a. ORGANIZATION'S NAME					
OR	11b. INDIVIDUAL'S LAST NAME		FIRST NAME	MIDDLE NAME		SUFFIX
	11c. MAILING ADDRESS		CITY	STATE	POSTAL CODE	COUNTRY
	11d. TAX ID #: SSN OR EIN	ADD'L INFO RE ORGANIZATION DEBTOR	11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION	11g. ORGANIZATIONAL ID #, if any	☐ NONE

12. ☐ ADDITIONAL SECURED PARTY'S or ☐ ASSIGNOR S/P'S NAME - insert only one name (12a or 12b)

	12a. ORGANIZATION'S NAME				
OR	12b. INDIVIDUAL'S LAST NAME De Los Reyes	FIRST NAME Heidi	MIDDLE NAME		SUFFIX
	12c. MAILING ADDRESS c/o 1154 Melcher Street	CITY San Leandro	STATE CA	POSTAL CODE 94577	COUNTRY USA

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☐ fixture filing.

14. Description of real estate:

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

See all property on Attachment "A"

17. Check only if applicable and check only one box.

Debtor is a ☑ Trust or ☐ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.

☑ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

20841210003




SOS
22493870003 UCC 3 FILING

0972098643
09/30/2009 10:58
FILED
CALIFORNIA
SECRETARY OF STATE

UCC FINANCING STATEMENT AMENDMENT

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

A. NAME & PHONE OF CONTACT AT FILER (optional)

B. SEND ACKNOWLEDGEMENT TO: (Name and Address)

Heidi De Los Reyes
C/o 1154 Melcher ST.
San Leandro, CA 94577

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1a. INITIAL FINANCING STATEMENT FILE #
09-7194629158

1b. ☐ This FINANCING STATEMENT AMENDMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS

2. ☐ TERMINATION: Effectiveness of the Financing Statement identified above is terminated with respect to security interest(s) of the Secured Party authorizing this Termination Statement

3. ☐ CONTINUATION: Effectiveness of the Financing Statement identified above with respect to security interest(s) of the Secured Party authorizing this Continuation Statement is continued for the additional period provided by applicable law.

4. ☐ ASSIGNMENT (full or partial): Give name of assignee in item 7a or 7b and address of assignee in item 7c; and also give name of assignor in item 9

5. AMENDMENT (PARTY INFORMATION): This Amendment affects ☐ Debtor or ☐ Secured Party of record. Check only one of these two boxes.
Also check one of the following three boxes and provide appropriate information in items 6 and/or 7
☐ CHANGE name and/or address: Give current record name in item 6a or 6b; also give new name (if name change) in item 7a or 7b and/or new address (if address change) in item 7c
☐ DELETE name: Give record name to be deleted in item 6a or 6b.
☐ ADD name: Complete item 7a or 7b, and also item 7c; also complete items 7d-7g (if applicable).

6. CURRENT RECORD INFORMATION:

6a. ORGANIZATION'S NAME			
OR 6b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

7. CHANGED (NEW) OR ADDED INFORMATION:

7a. ORGANIZATION'S NAME					
OR 7b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME			SUFFIX
7c. MAILING ADDRESS	CITY	STATE	POSTAL CODE		COUNTRY
ADD'L INFO RE ORGANIZATION DEBTOR / 7e. TYPE OF ORGANIZATION	7f. JURISDICTION OF ORGANIZATION	7g. ORGANIZATIONAL ID#, if any			☐ NONE

8. AMENDMENT (COLLATERAL CHANGE): check only one box
Describe collateral ☐ deleted or ☑ added, or give entire ☐ restated collateral description, or describe collateral ☐ assigned.

Amendment

9. NAME OF SECURED PARTY OF RECORD AUTHORIZING THIS AMENDMENT (name of assignor, if this is an Assignment). If this is an Amendment authorized by a Debtor which adds collateral or adds the authorizing Debtor, or if this is a Termination authorized by a Debtor, check here ☐ and enter name of DEBTOR authorizing this Amendment.

9a. ORGANIZATION'S NAME			
OR 9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

10. OPTIONAL FILER REFERENCE DATA

UCC FINANCING STATEMENT

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

A. NAME & PHONE OF CONTACT AT FILER [optional]
HEIDI DE LOS REYES

B. SEND ACKNOWLEDGMENT TO (Name and Address)

Heidi De Los Reyes
c/o 1154 Melcher Street
San Leandro, CA 94577

09-7194629158
04/24/2009 15:58
FILED
CALIFORNIA
SECRETARY OF STATE

20841210003 UCC 1 FILING

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

22493870003

1. DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (1a or 1b) - do not abbreviate or combine names

1a. ORGANIZATION'S NAME					
HEIDI DE LOS REYES					
OR 1b. INDIVIDUAL'S LAST NAME		FIRST NAME	MIDDLE NAME		SUFFIX
1c. MAILING ADDRESS		CITY	STATE	POSTAL CODE	COUNTRY
1154 MELCHER STREET		SAN LEANDRO	CA	94577	USA
1d. TAX ID #: SSN OR EIN	ADD'L INFO RE ORGANIZATION DEBTOR	1e. TYPE OF ORGANIZATION	1f. JURISDICTION OF ORGANIZATION	1g. ORGANIZATIONAL ID #, if any	
		LEGAL ENTITY	UNITED STATES		☑ NONE

2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (2a or 2b) - do not abbreviate or combine names

2a. ORGANIZATION'S NAME					
OR 2b. INDIVIDUAL'S LAST NAME		FIRST NAME	MIDDLE NAME		SUFFIX
2c. MAILING ADDRESS		CITY	STATE	POSTAL CODE	COUNTRY
2d. TAX ID #: SSN OR EIN	ADD'L INFO RE ORGANIZATION DEBTOR	2e. TYPE OF ORGANIZATION	2f. JURISDICTION OF ORGANIZATION	2g. ORGANIZATIONAL ID #, if any	
					☐ NONE

3. SECURED PARTY'S NAME (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) - insert only one secured party name (3a or 3b)

3a. ORGANIZATION'S NAME					
OR 3b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME			SUFFIX
De Los Reyes	Heidi				
3c. MAILING ADDRESS	CITY	STATE	POSTAL CODE		COUNTRY
c/o 1154 Melcher Street	San Leandro	CA	94577		USA

4. This FINANCING STATEMENT covers the following collateral:

DEBTOR IS A TRANSMITTING UTILITY
SEE PROPERTY LIST ON "ATTACHMENT A"

5. ALTERNATIVE DESIGNATION [if applicable]: ☐ LESSEE/LESSOR ☐ CONSIGNEE/CONSIGNOR ☑ BAILEE/BAILOR ☐ SELLER/BUYER ☐ AG. LIEN ☐ NON-UCC FILING

6. ☐ This FINANCING STATEMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS. Attach Addendum [if applicable]
7. Check to REQUEST SEARCH REPORT(S) on Debtor(s) [ADDITIONAL FEE] [optional] ☐ All Debtors ☐ Debtor 1 ☐ Debtor 2

8. OPTIONAL FILER REFERENCE DATA

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

9a. ORGANIZATION'S NAME		
HEIDI DE LOS REYES		
OR 9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME, SUFFIX

10. MISCELLANEOUS:

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

11a. ORGANIZATION'S NAME					
OR 11b. INDIVIDUAL'S LAST NAME		FIRST NAME	MIDDLE NAME		SUFFIX
11c. MAILING ADDRESS		CITY	STATE	POSTAL CODE	COUNTRY
11d. TAX ID #: SSN OR EIN	ADD'L INFO RE ORGANIZATION DEBTOR / 11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION	11g. ORGANIZATIONAL ID #, if any		☐ NONE

12. ☐ ADDITIONAL SECURED PARTY'S or ☐ ASSIGNOR S/P'S NAME - insert only one name (12a or 12b)

12a. ORGANIZATION'S NAME				
OR 12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
De Los Reyes	Heidi			
12c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
c/o 1154 Melcher Street	San Leandro	CA	94577	USA

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☐ fixture filing.

14. Description of real estate:

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

See all property on Attachment "A"

17. Check only if applicable and check only one box.

Debtor is a ☑ Trust or ☐ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.

☑ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

0972150122
11/20/2009 08:19


SOS

FILED
CALIFORNIA
SECRETARY OF STATE


23048840003
UCC 3 FILING

UCC FINANCING STATEMENT AMENDMENT

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

A. NAME & PHONE OF CONTACT AT FILER [optional]

B. SEND ACKNOWLEDGEMENT TO: (Name and Address)

HEIDI DE LOS REYES
1154 MELCHER STREET
SAN LEANDRO, CALIFORNIA 94577

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1a. INITIAL FINANCING STATEMENT FILE #
097194629158

1b. ☐ This FINANCING STATEMENT AMENDMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS.

2. ☐ TERMINATION: Effectiveness of the Financing Statement identified above is terminated with respect to security interest(s) of the Secured Party authorizing this Termination Statement.

3. ☐ CONTINUATION: Effectiveness of the Financing Statement identified above with respect to security interest(s) of the Secured Party authorizing this Continuation Statement is continued for the additional period provided by applicable law.

4. ☐ ASSIGNMENT (full or partial): Give name of assignee in item 7a or 7b and address of assignee in item 7c; and also give name of assignor in item 9.

5. AMENDMENT (PARTY INFORMATION): This Amendment affects ☑ Debtor or ☐ Secured Party of record. Check only one of these two boxes.
Also check one of the following three boxes and provide appropriate information in items 6 and/or 7.
☑ CHANGE name and/or address: Give current record name in item 6a or 6b; also give new name (if name change) in item 7a or 7b and/or new address (if address change) in item 7c.
☐ DELETE name: Give record name to be deleted in item 6a or 6b.
☐ ADD name: Complete item 7a or 7b, and also item 7c; also complete items 7d-7g (if applicable).

6. CURRENT RECORD INFORMATION:

	6a. ORGANIZATION'S NAME HEIDI DE LOS REYES			
OR	6b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

7. CHANGED (NEW) OR ADDED INFORMATION:

	7a. ORGANIZATION'S NAME HEIDI DE LOS REYES				
OR	7b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
	7c. MAILING ADDRESS 1154 MELCHER STREET	CITY SAN LEANDRO	STATE CA	POSTAL CODE 94577	COUNTRY US
	ADD'L INFO RE ORGANIZATION DEBTOR	7e. TYPE OF ORGANIZATION LEGAL ENTITY	7f. JURISDICTION OF ORGANIZATION UNITED STATES	7g. ORGANIZATIONAL ID#, if any	☒ NONE

8. AMENDMENT (COLLATERAL CHANGE): check only one box.
Describe collateral ☐ deleted or ☐ added, or give entire ☐ restated collateral description, or describe collateral ☐ assigned.

9. NAME OF SECURED PARTY OF RECORD AUTHORIZING THIS AMENDMENT (name of assignor, if this is an Assignment). If this is an Amendment authorized by a Debtor which adds collateral or adds the authorizing Debtor, or if this is a Termination authorized by a Debtor, check here ☐ and enter name of DEBTOR authorizing this Amendment.

	9a. ORGANIZATION'S NAME			
OR	9b. INDIVIDUAL'S LAST NAME De Los Reyes	FIRST NAME Heidi	MIDDLE NAME	SUFFIX

10. OPTIONAL FILER REFERENCE DATA

UCC FINANCING STATEMENT AMENDMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

11. INITIAL FINANCING STATEMENT FILE # (same as item 1a on Amendment form)

097194629158

12. NAME OF PARTY AUTHORIZING THIS AMENDMENT (same as item 9 on Amendment form)

	12a. ORGANIZATION'S NAME		
OR	12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME,SUFFIX
	De Los Reyes	Heidi	

13. Use this space for additional information

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

Heidi De Los Reyes
c/o 1154 Melcher Street
San Leandro, California 94577

2304884003

ATTACHMENT "A" – PROPERTY LIST

All property belonging to the Debtor belongs to the Secured Party. All of the following property belongs to the Natural Woman Secured Party as indicated herein. This property includes but is not limited to the following:

1. All proceeds from Secured Party's labor from every source; from products, accounts, fixtures, crops, mine head, wellhead, and transmitting utilities, etc.;
2. All rents, wages, and income from every source;
3. All land in which Debtor has an interest, including the soil itself; all minerals atop or beneath the soil surface; all air rights; all waters on or in the soil or land surface such as a lake or pond, within the land boundaries;
4. All real property and all documents involving all real property in which Debtor has an interest, including all buildings, structures, fixtures, and appurtenances situated on or affixed thereto, as noted in #3 above;
5. All cottages, cabins, houses, mansions, and buildings of whatever type and wherever located;
6. All bank accounts foreign and domestic, bank "safety" deposit boxes and the contents therein; personal security codes, passwords, and the like associated therewith; credit card accounts, mutual fund accounts, certificates of deposit accounts, checking accounts, savings accounts, retirement plan accounts, stocks, bonds, securities, and benefits from trusts;
7. All inventory from any source;
8. All machinery, either farm or industrial; all mechanical tools, construction tools, tools of trade;
9. All boats, yachts, and watercraft; and all equipment, accoutrements, baggage, and cargo affixed or pertaining thereto or stowed therein, inter alia: all motors, engines, ancillary equipment, accessories, parts, tools, instruments, electronic equipment, navigation aids, service equipment, lubricants, fuels, and fuel additives;
10. All aircraft, gliders, balloons, and all equipment, accoutrements, baggage, and cargo affixed or pertaining thereto or stowed therein, inter alia: all motors, engines, ancillary equipment, accessories, parts, tools, instruments, electronic equipment, navigation aids, service equipment, lubricants, fuels, and fuel additives;
11. All motor homes, trailers, mobile homes, recreational vehicles, houses, cargo, and travel trailers; and all equipment, accoutrements, baggage, and cargo affixed or pertaining thereto or stowed therein, inter alia: all ancillary equipment, accessories, parts, service equipment, lubricants, fuels, and fuel additives;
12. All animals and all farm livestock; and all things required for the care, feeding, use, transportation, and husbandry thereof;
13. All pets, including cats, dogs, birds, fish, or whatever other of the animal kingdom has been gifted or otherwise acquired: whether kept indoors or outdoors; with all fixtures, vehicles, and housings required for their protection, feeding, care, transportation, shelter, and whatever other needs may arise;
14. All vehicles, autos, trucks, four-wheel vehicles, trailers, wagons, motorcycles, bicycles, tricycles, wheeled conveyances of any kind, motorized or otherwise, in which Debtor has an interest;
15. All computers, computer-related equipment and accessories, flash drives, electronically stored files or data, telephones, electronic equipment, office equipment and machines;
16. All visual reproduction systems, aural reproduction systems, motion pictures, films, video tapes, audio tapes, sound tracks, compact discs, i-pods, phonograph records, film, video and aural production equipment, cameras, projectors, etc.;
17. All manuscripts, books, booklets, pamphlets, treatises, treatments, monographs, stories, written material, libraries, plays, screenplays, lyrics, songs, music;
18. All books and financial records of Debtor;
19. All trademarks, registered marks, copyrights, patents, proprietary data and technology, inventions, intellectual property, royalties, good will;
20. All public or private scholastic degrees, titles, credentials, medals, trophies, honors, awards, recognitions, meritorious citations, certificates from apprenticeship training and/or continuing education programs, etc., from whatever source, for whatever trade, occupation, work, or endeavor;

21. All military (Army, Navy, Air Force, Marine, National Guard, etc.) discharge papers, and the like;
22. All records, diaries, journals, photographs, negatives, transparencies, images, video footage, film footage, drawings, sound records, audio tapes, video tapes, computer production or storage of all kinds whatsoever;
23. All fingerprints, footprints, palm prints, thumbprints, RNA materials, DNA materials, genes, blood fractions, biopsies, surgically removed tissue, bodily parts, organs, hair, teeth, nails, semen, urine, other bodily fluids or matter, voice-print, retinal images, and the descriptions thereof; and all other corporal identification factors, and said factors' physical counterparts in any form; and all records, record numbers, and information pertaining thereto;
24. All biometric data, records, information, and processes not elsewhere described; the use thereof and the use of the information contained therein or pertaining thereto;
25. All rights to obtain, use, request, refuse, or authorize the administration of any food, beverage, nourishment, or water, or any substance to be infused or injected into or affecting the body by any means whatsoever;
26. All rights to obtain, use, request, refuse, or authorize the administration of any drug, manipulation, material, process, procedure, ray, or wave which alters or might alter the present or future state of the body, mind, spirit, free will, faculties, and self by any means, method, or process whatsoever;
27. All keys, locks, lock combinations, encryption codes or keys, safes, secured places, and security devices, security programs, software, user names, passwords, machinery, or devices related thereto;
28. All rights to access and use utilities upon payment of the same unit costs as the comparable units of usage offered to most-favored customers, inter alia: cable, electricity, garbage, gas, internet, satellite, sewage, telephone, water, and all other methods of communication, energy transmission, and food or water distribution;
29. All rights to barter, buy, contract, sell, or trade ideas, products, services, or work;
30. All rights to create, invent, adopt, utilize, or promulgate any system or means of currency, private money, medium of exchange, coinage, barter, economic exchange, bookkeeping, record-keeping, and the like;
31. All rights to use any free, rented, leased, fixed, or mobile domicile, as though same were a permanent domicile; and to be free from requirement to apply for or obtain any government license or permission, permit and otherwise; and to be free from entry, intrusion, or surveillance, by any means, regardless of duration of lease period;
32. All rights to manage, maneuver, direct, guide, or travel in any form of automobile or motorized conveyance whatsoever without any requirement to apply for or obtain any government license, permit, certificate, or permission of any kind whatsoever;
33. All rights to marry and procreate children, and to rear, educate, train, guide, and spiritually enlighten any such children, without any requirement to apply for or obtain any government license, permit, certificate, any vaccinations, or permission of any kind whatsoever;
34. All rights to buy, sell, trade, grow, raise, gather, hunt, trap, angle, and store food, fiber, and raw materials for shelter, clothing, and survival;
35. All rights as outlined in the "Constitution for the united States of America" and the Honorable "Bill of Rights";
36. All rights to exercise freedom of religion, worship, use of sacraments, spiritual practice, and expression without any abridgement of free speech, or the right to publish, or the right to peaceably assemble, or the right to petition government for redress of grievances, or the right to petition any military force of the United States for physical protection from threats to the safety and integrity of person or property by either "public" or "private" sources;
37. All rights to keep and bear arms for defense of self, family, and parties entreating physical protection of person or property.
38. All rights to create, preserve, and maintain inviolable, spiritual sanctuary and receive into same any and all parties requesting safety and shelter;
39. All rights to create, carry, and use private documents of travel of any kind whatsoever, inter alia: those signifying diplomatic status and immunity as a free, independent Sovereign;
40. All claims of ownership or certificates of title to the corporeal and incorporeal hereditaments, hereditary succession, and all innate aspects of being, i.e., body, mind, spirit, free will, faculties, and self;

LEGAL NOTICE AND DEMAND – ATTACHMENT "A" - PROPERTY LIST

41. All rights to privacy and security in person and property, inter alia: all rights to safety and security of all household or sanctuary dwellers or guests, and all papers and effects belonging to Debtor or any household or sanctuary dwellers or guests, from governmental, quasi-governmental, de facto governmental, or private intrusion, detainer, entry, seizure, search, surveillance, trespass, assault, summons, or warrant, except with proof of superior claim duly filed in the Commercial Registry by any such intruding party in the private capacity of such intruding party, notwithstanding whatever purported authority, warrant, order, law, or color of law may be promulgated as the authority for any such intrusion, detainer, entry, seizure, search, surveillance, trespass, assault, summons, or warrant;
42. All names used and all Corporations Sole executed and filed, or to be executed and filed, under said names;
43. All intellectual property, inter alia: all speaking and writing; All thoughts, beliefs, world views, emotions, psychology, etc.;
44. All signatures and seals;
45. All signatures on all applications for and all value associated with all licenses foreign and domestic;
46. All present and future retirement incomes and rights to such incomes issuing from all accounts;
47. All present and future medical and healthcare rights; and rights owned through survivorship, from all accounts;
48. All applications, filings, correspondence, information, images, identifying marks, image licenses, travel documents, materials, permits, registrations, and records and records numbers held by any entity, for any purpose, however acquired, as well as the analyses and uses thereof, and any use of any information and images contained therein, regardless of creator, method, location, process, or storage form, inter alia: all processed algorithms analyzing, classifying, comparing, compressing, displaying, identifying, processing, storing, or transmitting said applications, filings, correspondence, information, images, identifying marks, image licenses, travel documents, materials, permits, registrations, records and records numbers, and the like;
49. All signatures on all applications for and all value associated with all library cards;
50. All credit, charge, and debit cards, mortgages, notes, applications, card numbers, and associated records and information;
51. All credit of Debtor;
52. All signatures on and all value associated with all traffic citations/tickets;
53. All signatures on and all value associated with all parking citations/tickets;
54. All value from all court cases and all judgments, past, present, and future, in any court whatsoever; and all bonds, orders, warrants, and other matters attached thereto or derived therefrom;
55. All precious metals, bullion, coins, jewelry, precious jewels, semi-precious stones, mounts; and any storage boxes, receptacles, and depositories within which said items are stored;
56. All tax correspondence, filings, notices, coding, record numbers, all benefit from social security account # xxx-xx-xxxx; and any information contained therein, wherever and however located, and no matter by whom said information was obtained, compiled, codified, recorded, stored, analyzed, processed, communicated, or utilized;
57. All bank accounts, all brokerage accounts, stocks, bonds, certificates of deposit, drafts, futures, insurance policies, investment securities, all retirement plan accounts, Individual Retirement Accounts, money market accounts, mutual funds, notes, options, puts, calls, pension plans, savings accounts, stocks, warrants, securities, benefits from trusts, 401-K's, and the like;
58. All accounts, deposits, escrow accounts, lotteries, overpayments, prepayments, prizes, rebates, refunds, returns, Treasury Direct Accounts, claimed and unclaimed funds; and all records and records numbers, correspondence, and information pertaining thereto or derived therefrom;
59. All stockpiles, collections, buildups, amassment, and accumulations, however small, of Federal Reserve Notes (FRNs), gold certificates, silver certificates; and all other types and kinds of cash, coins, currency, and money delivered into possession of Secured Party;
60. All drugs, herbs, medicine, medical supplies, cultivated plants, growing plants, inventory, ancillary equipment, supplies, propagating plants, and seeds; and all related storage facilities and supplies;
61. All fitness and/or sports equipment intended to increase vitality, fitness, and health; and whole food complexes,

vitamin, mineral, and other supplements to the diet for the same health and fitness purposes; and all juicers, grinders, dehydrators, and storage and delivery devices or equipment;

62. All products of and for agriculture; and all equipment, inventories, supplies, contracts, and accoutrements involved in the planting, tilling, harvesting, processing, preservation, and storage of all products of agriculture;
63. All plants and shrubs, trees, fruits, vegetables, farm and garden produce, indoors and out, watering devices, fertilizers and fertilizing equipment, pots, collections of plants, e.g., bonsai, dry or live assortments of flowers and plants, or anything botanical;
64. All farm, lawn, and irrigation equipment, accessories, attachments, hand tools, implements, service equipment, parts, supplies, and storage sheds and contents;
65. All fuel, fuel tanks, containers, and involved or related delivery systems;
66. All metal-working, woodworking, and other such machinery; and all ancillary equipment, accessories, consumables, power tools, hand tools, inventories, storage cabinets, tool boxes, work benches, shops, and facilities;
67. All camping, fishing, hunting, and sporting equipment; and all special clothing, materials, supplies, and baggage related thereto;
68. All rifles, guns, bows, crossbows, other weapons, and related accessories; and the ammunition, reloading equipment and supplies, projectiles, and integral components thereof;
69. All radios, televisions, communication equipment, receivers, transceivers, transmitters, antennas, towers, etc.; and all ancillary equipment, supplies, computers, software programs, wiring, and related accoutrements and devices;
70. All power-generating machines or devices; and all storage, conditioning, control, distribution, wiring, and ancillary equipment pertaining to or attached thereto;
71. All devices, engines, fixtures, fans, plans needed for the production or storage of electrical energy;
72. All computers and computer systems and the information contained therein; as well as all ancillary equipment, printers, and data compression or encryption devices, processes, and processors;
73. All office and engineering equipment, furniture, ancillary equipment, drawings tools, electronic and paper files, and items related thereto;
74. All water wells and well-drilling equipment; and all ancillary equipment, chemicals, tools, and supplies;
75. All shipping, storing, and cargo containers, and all chassis, truck trailers, vans, and the contents thereof; whether on-site, in transit, or in storage anywhere;
76. All building materials and prefabricated buildings; and all components or materials pertaining thereto, before or during manufacture, transportation, storage, building, erection, or vacancy while awaiting occupancy thereof;
77. All communications and data; and the methods, devices, and forms of information storage and retrieval, and the products of any such stored information;
78. All artwork and supplies, paintings, etchings, photographic art, lithographs, and serigraphs, etc.; and all frames and mounts pertaining to or affixed thereto;
79. All food; and all devices, tools, equipment, vehicles, machines, and related accoutrements involved in food preservation, preparation, growth, transport, and storage;
80. All construction machinery; and all ancillary equipment, fuels, fuel additives, supplies, materials, and service equipment pertaining thereto;
81. All medical, dental, optical, prescription, and insurance records, records numbers, and information contained in any such records or pertaining thereto;
82. The Last Will and Testament from any source;
83. All inheritances gotten or to be gotten;
84. All wedding bands and rings, watches, and jewelry;
85. All household goods and appliances, linen, wardrobe, toiletries, furniture, kitchen utensils, cutlery, tableware, cooking utensils, pottery, antiques, etc.;
86. All musical instruments, whether new or old, including brass, woodwinds, percussion, strings, etc.;
87. All children's toys, clothing, playthings, and possessions of any type or amount;
88. All businesses, corporations, companies, trusts, partnerships, limited partnerships, organizations, proprietorships, and the like, now owned or hereafter acquired; and all books and records thereof and therefrom; all income

therefrom; and all accessories, accounts, equipment, information, inventory, money, spare parts, and computer software pertaining thereto;

LEGAL NOTICE AND DEMAND – ATTACHMENT "A" - PROPERTY LIST

89. All ownership, equity, property, and rights to property now owned or held or hereafter acquired in all businesses, corporations, companies, partnerships, limited partnerships, organizations, proprietorships, and the like; and all books and records pertaining thereto; all income therefrom; and all accessories, accounts, equipment, information, inventory, money, spare parts, and computer software pertaining thereto;
90. All packages, parcels, envelopes, or labels of any kind whatsoever which are addressed to, or intended to be addressed to, Debtor or Natural Woman Secured Party, whether received or not received;
91. All telephone numbers;
92. All signatures on all applications for and all value associated with all certificates of birth documents of the Natural Woman Secured Party, and all said documents themselves;
93. All signatures on all applications for and all value associated with all certificates of birth documents of all children and grandchildren of the Natural Woman Secured Party, and all said documents themselves;
94. All signatures on all applications for social security numbers, and all value associated with all accounts: xxx-xx-xxxx;
95. All signatures on all applications for social security numbers for all children and grandchildren of the Natural Woman Secured Party, and all value associated with all accounts:
96. All value associated with the private contract trust account number of the Natural Woman Secured Party: xxxxxxxxx;
97. All value associated with the private contract trust account numbers of all children and grandchildren of the Natural Woman Secured Party:
98. All signatures on all applications for and all value associated with Driver License #: xxxxxxxx # CALIFORNIA;
99. All signatures on all applications for and all value associated with all passports for the Natural Woman Secured Party and her children and grandchildren;
100. All documents as recorded in the public record by and for the Natural Woman Secured Party as indicated herein;
101. All signatures on all applications for and all value associated with all marriage licenses;
102. All private marriage contracts;
103. All signatures on all applications for and all value associated with all professional licenses;
104. All private addresses of the Natural Woman Secured Party as indicated herein;
105. All signatures on all applications for and all value associated with all public addresses;
106. All private, registered, bond/account numbers; and all bonds and notes tendered to any and all entities, including the Department of the Treasury, banks, creditors, corporations, etc.;

107. Any and all property not specifically listed, named, or specified by make, model, serial number, etc., is expressly herewith included as collateral of the Natural Woman Secured Party.

ACKNOWLEDGMENT

Grant of Exclusive Power of Attorney to conduct all tax, business, and legal affairs of Grantor

POWER OF ATTORNEY

1) I, HEIDI DE LOS REYES, Debtor and Grantor, at 1154 MELCHER ST, SAN LEANDRO,CA 94577, do hereby appoint Heidi De Los Reyes, c/o 1154 Melcher Street, San Leandro, CA; near [94577], Republic, Non Domestic Without the US, as Secured Party and as my private attorney in fact, to take exclusive charge of, manage, and conduct all of my tax, business, legal affairs, settle debts, make purchases, etc., and for such purpose to act for me in my name and place, without limitation on the powers necessary to carry out this exclusive power of attorney in fact as authorized:

(A) To take possession of, hold, and manage my real estate and all other property;

(B) To receive money or property paid or delivered to me from any source;

(C) To deposit funds into, make withdrawals from, or sign checks or drafts against any account standing in my name individually or jointly in any bank or other depository; to cash coupons, bonds, or certificates of deposit; to endorse checks, notes, or other documents in my name; to have access to, and to place items into or remove them from, any safety deposit box standing in my name individually; and otherwise to conduct bank transactions or business for me in my name;

(D) To pay my just debts and expenses, including reasonable expenses incurred by my attorney in fact, Heidi De Los Reyes, in exercising this exclusive power of attorney;

(E) To retain any investments, invest, and to invest in stock, bonds or other securities, or in real estate or other property;

(F) To give general and special proxies or exercise rights of conversion or rights with respect to shares or securities; to deposit shares or securities with or transfer them to protective committees, or similar bodies; to join in any reorganization and pay assessments or subscriptions called for in connection with shares or securities;

(G) To sell, exchange, lease, give options, and make contracts concerning real estate or other property for such considerations and on such terms as my attorney in fact, Heidi De Los Reyes, may consider prudent;

(H) To improve or develop real estate; to construct, alter, or repair building structures and appurtenances or real estate; to settle boundary lines, easements, and other rights with respect to real estate; to plant, cultivate, harvest, and sell or otherwise dispose of crops and timber, and do all things necessary or appropriate to good husbandry;

(I) To provide for the use, maintenance, repair, security, or storage of my tangible property;

(J) To purchase and maintain such policies of insurance against liability, fire, casualty, or other risks as my attorney in fact, Heidi De Los Reyes, may consider prudent.

2) The Creditor Heidi De Los Reyes, named herein on the Form UCC-1 and Commercial Security Agreement filed with the SECRETARY OF STATE of CALIFORNIA, is authorized by law to act for and in control of the Debtor, HEIDI DE LOS REYES, or any derivative thereof. In addition,

Heidi De Los Reyes has the exclusive power of attorney to contract for all business and legal affairs of HEIDI DE LOS REYES, [redacted] Debtor.

3) The term "exclusive" shall be construed to mean that while these powers of attorney are in force, only my attorney in fact may obligate me in these matters; and I forfeit the capacity to obligate myself with regard to same. This grant of Exclusive Power is irrevocable during the lifetime of Heidi De Los Reyes.

Executed and sealed by the voluntary act of my own hand, this 26 day of May, 2009.

This instrument was prepared by Heidi De Los Reyes.

Acceptance:

HEIDI DE LOS REYES

HEIDI DE LOS REYES, Grantor

Heidi De Los Reyes

Heidi De Los Reyes, Grantee

I, the above named exclusive attorney in fact, do accept the responsibility for the herein-named Debtor-Grantor and will execute the herein granted power of attorney with Due Diligence.

****

ACKNOWLEDGEMENT OF NOTARY

California State *For verification purposes only*
Alameda County

On the 26th *day of* May 2009, *two thousand nine, before me,*

VIVEK CHANDRA, *Notary*
Name of Notary Public

Personally appeared Heidi De Los Reyes, proved to me on the basis of satisfactory evidence of identification to be the living man/woman whose name is subscribed upon this instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity; and by his/her/their signature on this instrument, Heidi De Los Reyes has acted on behalf of the person who executed this instrument.

Witnessed by my hand and official seal,

SEAL


VIVEK CHANDRA
CALIFORNIA

My Commission Expires: Feb 10, 2010


VIVEK CHANDRA
COMM. #
NOTARY PUBLIC - CALIFORNIA
COUNTY
FEB. 10, 2010


VIVEK CHANDRA
COMM. #
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. FEB. 10, 2010

Commercial Security Agreement

HR01131943-SA01

This non-negotiable and non-transferable security agreement is made and entered into this day of May 01,2009, by and between HEIDI DE LOS REYES, hereinafter "Debtor," Organization Number xxx-xx-xxxx, and Heidi De Los Reyes, hereinafter "Secured Party," Creditor Identification Number xxxxxxxxx. The Parties, hereinafter "Parties," are identified as follows:

Debtor:

HEIDI DE LOS REYES, A LEGAL ENTITY
1154 MELCHER STREET
SAN LEANDRO, CA 94577

Organization Number: xxx-xx-xxxx

Secured Party:

Heidi De Los Reyes, a "Personam Sojurn and People of Posterity"
c/o 1154 Melcher Street
San Leandro, CA; near [94577], Republic
Non Domestic without the US

Creditor Identification Number: xxxxxxxxx

AGREEMENT

NOW, THEREFORE, the Parties agree as follows:

Debtor, who deems itself insecure, hereby grants Secured Party a security interest in the collateral described generally herein or specifically on the enclosed Attachment "A," hereinafter referred to as "collateral." This will secure all Debtor's property, as well as all income from every source, and all direct and indirect, absolute or contingent, due or to become due, now existing or hereafter arising, presumed or actual, parole or expressed public indebtedness and liabilities held by Debtor in consideration for Secured Party providing certain things and accommodations for Debtor, including but not limited to:

1. Secured Party signing by accommodation for Debtor, when necessary, where the signature of Debtor will be required. Secured Party reserves the right to make sufficient claims to secure such indebtedness until satisfied in whole.

2. Secured Party issuing a binding commitment to extend credit or to extend immediately available credit, whether or not drawn upon and whether or not reimbursed in the event of difficulties in collection; and

3. Secured Party providing the security for payment of all sums due or owing, or to become due or owing, by Debtor on every public contract entered into by Debtor.

Debtor declares that it is a legal entity recognized as such and has rights and privileges recognized under the laws of the UNITED STATES, as has been the case since its creation in 1943. All legal means to protect the security interest being established by this agreement will be used by Debtor when necessary; and all support needed by Secured Party to protect her security interest in the collateral identified herein will be provided by Debtor.

Execution of this security agreement incorporates a promise that Debtor will execute such commercial forms as may be necessary, including but not limited to financing statements, to assure that Secured Party's interest is perfected. The security interest established by this agreement will continue until Secured Party is relieved of all liability associated with said services provided to Debtor and until all owing and due consideration to Secured Party has been delivered, regardless of whether the collateral identified in this agreement is in the possession of Debtor or Secured Party.

Debtor warrants that Secured Party's claim against the collateral is enforceable according to the terms and conditions expressed herein and according to all applicable laws promulgated for the purpose of protecting the interests of a creditor against a debtor. Debtor also warrants that it holds good and marketable title to the collateral, free and clear of all actual and lawful liens and encumbrances, except for the interest established herein and except for such substantial interest as may have been privately established by agreement of the Parties with full attention to the elements necessary to establish a valid contract under international contract law. Public encumbrances belonging to Debtor, against the collateral, shall remain secondary to this agreement, unless registered prior to the registration of Secured Party's interest in the same collateral, as is well established in international commercial law.

GENERAL PROVISIONS

Possession of Collateral. Collateral or evidence of collateral may remain in the possession of Debtor, to be kept at the address given in this agreement by Debtor or such other place(s) approved by Secured Party; and notice of changes in location must be made to Secured Party within ten (10) days of such relocation. Debtor agrees not to otherwise remove the collateral except as is expected in the ordinary course of business, including sale of inventory, exchange, and other acceptable reasons for removal. When in doubt as to the legal ramifications for relocation, Debtor agrees to acquire prior written authorization from Secured Party. Debtor may possess all tangible personal property included in collateral, have beneficial use of all other collateral, and may use it in any lawful manner consistent with this agreement. Debtor's right to possession and beneficial use may also apply to collateral that is in the possession of Secured Party if such possession is required by law to perfect Secured Party's interest in such collateral.

If Secured Party, at any time, has possession of any part of the collateral, whether before or after an event of default, Secured Party shall be deemed to have exercised reasonable care in the custody and preservation of the collateral, if Secured Party takes such action for that purpose as deemed appropriate by Secured Party under the circumstances.

Proceeds and Products from Collateral. Unless waived by Secured Party, all proceeds and products from the disposition of the collateral, for whatever reason, shall be held in trust for Secured Party and shall not be commingled with any other accounts or funds without the consent of Secured Party. Notice of such proceeds shall be delivered to Secured Party immediately upon receipt. Except for inventory sold or accounts collected in the ordinary course of Debtor's public business, Debtor agrees not to sell, offer to sell, or otherwise transfer or dispose of the collateral, nor to pledge, mortgage, encumber, or otherwise permit the collateral to be subject to a lien, security interest, encumbrance, or charge, other than the security interest established by this agreement, without the prior written consent of Secured Party.

Maintenance of Collateral. Debtor agrees to maintain all tangible collateral in good condition and repair, and not to commit or permit damage to or destruction of the collateral or any part of the collateral. Secured Party and her designated representatives and agents shall have the right at all reasonable times to examine, inspect, and audit the collateral wherever located. Debtor shall immediately notify Secured Party of all cases involving the return, rejection, repossession, loss, or damage of or to the collateral; of all requests for credit or adjustment of collateral, or dispute arising with respect to the collateral; and generally of all happenings and events affecting the collateral or the value or the amount of the collateral.

Compliance with Law. Debtor shall comply promptly with all laws, ordinances, and regulations of all governmental authorities applicable to the production, disposition, or use of the collateral. Debtor may contest in good faith any such law, ordinance, or regulation without compliance during a proceeding, including appropriate appeals, so long as Secured Party's interest in the collateral, in Secured Party's opinion, is not jeopardized. Secured Party may, at her option, intervene in any situation that appears to place the collateral in jeopardy.

Public Disputes. Debtor agrees to pay all applicable taxes, assessments, and liens upon the collateral when due, provided that such taxes, assessments, and liens are proved to be superior to the lawful claim established by this agreement and subsequently perfected by Secured Party by appropriate registration. In the event that Debtor elects to dispute such taxes, assessments, and liens, Secured Party's interest must be protected at all times, at the sole opinion of Secured Party, who may, at her option, intervene in any situation that appears to jeopardize Secured Party's interest in the collateral. Debtor may elect to continue pursuit of dispute of such taxes, assessments, and liens, only upon production of a surety bond by public claimants, in favor of Secured Party, sufficient to protect Secured Party from loss, including all costs and fees associated with such dispute. Should public judgment against Debtor result from such dispute, Debtor agrees to satisfy such judgment from its accounts established and managed by the UNITED STATES or its subdivisions, agents, officers, or affiliates, so as not to adversely affect Secured Party's interest in the collateral.

Indemnification. Debtor hereby indemnifies Secured Party from all harm as expressed in the attached indemnity bond, incorporated herein as if fully set forth within this security agreement.

SUBORDINATION OF DEBTOR'S DEBTS TO SECURED PARTY

Providing that Secured Party, subsequent to the execution of this agreement, perfects her security interest in the collateral by appropriate registration, Debtor agrees that its indebtedness to Secured Party, whether now existing or hereafter created, shall have priority over unregistered claims that third parties may raise against Debtor or the collateral, whether or not Debtor becomes insolvent. Debtor hereby expressly subordinates any claim that Debtor may have against Secured Party, upon any account whatsoever, to the claim that Secured Party has or will have against Debtor.

If Secured Party so requests, all notes or credit agreements now or hereafter established, evidencing debts or obligations of Debtor to third parties, shall be marked with a legend that the same are subject to this agreement and shall be delivered to Secured Party. Debtor agrees, and Secured Party is hereby authorized, in the name of Debtor, to execute and file such financing statements and other commercial statements as Secured Party deems necessary or appropriate to perfect, preserve, and enforce her rights under this agreement.

DEFAULT

The following shall constitute events of default hereunder:

1. Failure by Debtor to pay a debt secured hereby when due;

2. Failure by Debtor to perform an obligation secured hereby when required to be performed;

3. Breach by Debtor of a warranty contained in this agreement;

4. Evidence that a statement, warranty, or representation made or implied in this agreement by Debtor is false or misleading in any material respect, either now or at the time made or furnished;

5. Evidence that this agreement or a document of title is void or ineffective;

6. Dissolution or termination of Debtor's existence as a legal entity, the insolvency of Debtor, the appointment of a receiver for all or any portion of Debtor's property, an assignment for the benefit of public creditors, or the commencement of proceedings under bankruptcy or insolvency laws by or against Debtor;

7. Commencement of foreclosure, whether by action of a tribunal, self-help, repossession, or other method, by a creditor of Debtor against the collateral;

8. Garnishment of Debtor's deposit accounts or employment.

Cure of Default. *If a fault or dishonor under this agreement is curable through an* account held by Debtor but managed by the UNITED STATES or one of its subdivisions, agents, officers, or affiliates, such fault or dishonor may be cured by Debtor with authorization by Secured Party and upon advice by the fiduciary that the fault or dishonor has been cured; and no event of default will have occurred. A dishonor under this agreement, initiated by third party intervention, will not cause a default if such intervention is challenged by Debtor by its good faith effort to confirm or disprove the validity or reasonableness of a public claim which is the basis of the public creditor's proceeding; but Debtor must, in that event, deposit such surety with Secured Party as is necessary to indemnify Secured Party from loss.

Acceleration. In the event of default, Secured Party may declare the entire indebtedness immediately due and payable without notice.

Liquidation of Collateral. In the event of default, Secured Party shall have full power to privately or publicly sell, lease, transfer, or otherwise deal with the collateral or proceeds or products therefrom, in her own name or in the name of Debtor. All expenses related to the liquidation of collateral shall become a part of Debtor's indebtedness. Secured Party may, at her discretion, transfer part or all of the collateral to her own name or to *the name of her nominee.*

Rights and Remedies. Secured Party shall have all the rights and remedies of a secured creditor under the provisions of the Uniform Commercial Code, as it has been adopted in the state where part or all of the collateral is located or presumed to be located, including but not limited to the right to proceed with self-help with or without a public court or tribunal. Rights and remedies available to Secured Party may be exercised singularly or jointly and in all venues and jurisdictions concurrently at the sole discretion of Secured Party.

MISCELLANEOUS PROVISIONS

Amendments. This agreement, together with all related documents, constitutes the entire understanding and agreement of the Parties as to the matters set forth in this agreement. No alteration of or amendment to this agreement shall be effective unless expressed in writing and signed by both Parties.

Applicable Law. The governing law of this agreement is the agreement of the Parties, supported by the Uniform Commercial Code as adopted by the legislature of the STATE OF CALIFORNIA, international contract law, the unwritten Law Merchant as practiced before the Uniform Commercial Code was promulgated, and applicable maxims of law.

Expenses. Debtor agrees to pay upon demand, from such accounts as Debtor may have, all Secured Party's costs and expenses, including reasonable attorney's fees and

other expenses incurred by Secured Party to defend or enforce the provisions of this agreement.

Indebtedness. The word "indebtedness" means the indebtedness evidenced by this agreement as a claim against Debtor and all its present and future possessions identified in this agreement as collateral; and all public obligations, debts, and liabilities ascribed to Debtor through its contracts and agreements, whether expressed or implied, known or unknown, or actual or constructive, that are with the UNITED STATES or its subdivisions, agents, officers, affiliates, or other public entities; and all claims made by Secured Party against Debtor, whether existing now or in the future, whether they are voluntary or involuntary, due or not due, direct or indirect, absolute or contingent, liquidated or unliquidated, regardless of whether Debtor is or may be liable individually or jointly, or is obligated as, or beneficiary of, a surety or accommodation party.

Related Documents. The phrase "related documents" means all promissory notes, credit agreements, loan agreements, guaranties, security agreements, mortgages, deeds of trust, applications, accounts, licenses, policies, permits, identification cards, account cards, receipts, forms, and all other documents and instruments that Debtor or its previous surety has or will execute in connection with Debtor's total indebtedness.

Notices. Except for revocation notices by Debtor, all notices required to be given by either Party under this agreement shall be in writing and shall be effective when actually delivered or when deposited with the United States Post Office or a nationally recognized courier service, first class postage prepaid, addressed to the Party to whom the notice is to be given at the address shown on this agreement or to such other address as either Party may designate to the other in writing.

Severability. If one or more provisions of this agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a qualified court finds that one or more provisions of this agreement is invalid or unenforceable, but that by limiting such provision(s) it would become valid or enforceable, such provision(s) shall be deemed to be written, construed, and enforced as so limited. In the event that such a finding and limitation causes damage or hardship to either Party, the agreement shall be amended in a lawful manner to make all Parties whole.

Waiver of Contractual Right. The failure of either Party to enforce one or more provisions of this agreement shall not be construed as a waiver or limitation of that Party's right to subsequently enforce and compel strict compliance with every provision of this agreement. Secured Party shall not be deemed to have waived rights under this agreement unless such waiver is given in writing and signed by Secured Party. No delay or omission on the part of Secured Party in exercising a right shall operate as a waiver of such right or any other right. A waiver by Secured Party of a provision of this agreement shall not prejudice or constitute a waiver of Secured Party's right otherwise to demand strict compliance with that provision or any other provision of this agreement. No prior waiver by Secured Party, nor any course of dealing between Secured Party and Debtor, shall constitute a waiver of Secured Party's rights or of Debtor's obligations under this agreement as to future transactions. Whenever the consent of Secured Party is required under this agreement, the granting of such consent by Secured Party in one instance shall not constitute consent over the whole.

Ambiguities and Interpretation. Each Party acknowledges receipt of this agreement and has had the opportunity to have counsel review it. Any rule of construction claiming ambiguities is to be resolved in favor of Secured Party and shall not apply in the interpretation of this agreement or its amendments. All statements in this instrument are important to the Parties. Misunderstandings have been resolved prior to execution.

Authority to Represent. A signer of this agreement on behalf of a legal entity certifies that she has the authority to sign this agreement and that this transaction has been duly authorized by such entity.

Gender. All references within this agreement to a specific gender include the other.

SIGNATURES

Secured Party accepts all signatures in accordance with the Uniform Commercial Code and acknowledges Debtor's signature as representative of all derivations thereof.

HEIDI DE LOS REYES	Heidi De Los Reyes
HEIDI DE LOS REYES, ens legis, Debtor	Heidi De Los Reyes, a living woman

Attachments: Attachment "A" – Property List
Attachment "B" – Indemnity Bond

ATTACHMENT "A" – PROPERTY LIST

This Attachment "A" dated 04/24/2009 is an attachment to this security agreement and is included as part of this agreement. The following partial itemization of property constitutes a portion of the collateral referenced in said Commercial Security Agreement and is not intended to represent the actual and full extent of said collateral. This Attachment "A," describing collateral wherever located, supplements previous security agreements that may have been entered into by the same parties.

ALL PROPERTY BELONGING TO THE DEBTOR BELONGS TO THE SECURED PARTY. DEBTOR IS A TRANSMITTING UTILITY. DEBTOR IS A TRUST. SEE FULL PROPERTY LIST IN THE "LEGAL NOTICE AND DEMAND" ON FILE AT THE REGISTER OF DEEDS OFFICE, ALAMEDA COUNTY, CALIFORNIA. ALL OF THE FOLLOWING PROPERTY BELONGS TO THE NATURAL WOMAN SECURED PARTY AS INDICATED HEREIN. THIS PROPERTY NOW OWNED OR HEREINAFTER ACQUIRED INCLUDES BUT IS NOT LIMITED TO THE FOLLOWING:

1. All proceeds from Secured Party's labor from every source; from products, accounts, fixtures, crops, mine head, wellhead, and transmitting utilities, etc.
2. All rents, wages, and income from every source;
3. All land in which Debtor has an interest, including the soil itself; all minerals atop or beneath the soil surface; all air rights; all waters on or in the soil or land surface such as a

2008412100003

beneath the soil surface; all air rights; all waters on or in the soil or land surface such as a lake or pond, within the land boundaries;

4. All real property and all documents involving all real property in which Debtor has an interest, including all buildings, structures, fixtures, and appurtenances situated on or affixed thereto, as noted in #3 above;
5. All cottages, cabins, houses, mansions, and buildings of whatever type and wherever located;
6. All bank accounts foreign and domestic, bank "safety" deposit boxes and the contents therein; personal security codes, passwords, and the like associated therewith; credit card accounts, mutual fund accounts, certificates of deposit accounts, checking accounts, savings accounts, retirement plan accounts, stocks, bonds, securities, and benefits from trusts;
7. All inventory from any source;
8. All machinery, either farm or industrial; all mechanical tools, construction tools, tools of trade;
9. All boats, yachts, and watercraft; and all equipment, accoutrements, baggage, and cargo affixed or pertaining thereto or stowed therein, inter alia: all motors, engines, ancillary equipment, accessories, parts, tools, instruments, electronic equipment, navigation aids, service equipment, lubricants, fuels, and fuel additives;
10. All aircraft, gliders, balloons, and all equipment, accoutrements, baggage, and cargo affixed or pertaining thereto or stowed therein, inter alia: all motors, engines, ancillary equipment, accessories, parts, tools, instruments, electronic equipment, navigation aids, service equipment, lubricants, fuels, and fuel additives;
11. All motor homes, trailers, mobile homes, recreational vehicles, houses, cargo, and travel trailers; and all equipment, accoutrements, baggage, and cargo affixed or pertaining thereto or stowed therein, inter alia: all ancillary equipment, accessories, parts, service equipment, lubricants, fuels, and fuel additives;
12. All animals and all farm livestock; and all things required for the care, feeding, use, transportation, and husbandry thereof;
13. All pets, including cats, dogs, birds, fish, or whatever other of the animal kingdom has been gifted or otherwise acquired: whether kept indoors or outdoors; with all fixtures, vehicles, and housings required for their protection, feeding, care, transportation, shelter, and whatever other needs may arise;
14. All vehicles, autos, trucks, four-wheel vehicles, trailers, wagons, motorcycles, bicycles, tricycles, wheeled conveyances of any kind, motorized or otherwise, in which Debtor has an interest;
15. All computers, computer-related equipment and accessories, flash drives, electronically stored files or data, telephones, electronic equipment, office equipment and machines;
16. All visual reproduction systems, aural reproduction systems, motion pictures, films, video tapes, audio tapes, sound tracks, compact discs, i-pods, phonograph records, film, video and aural production equipment, cameras, projectors, etc.;
17. All manuscripts, books, booklets, pamphlets, treatises, treatments, monographs, stories, written material, libraries, plays, screenplays, lyrics, songs, music;
18. All books and financial records of Debtor;
19. All trademarks, registered marks, copyrights, patents, proprietary data and technology, inventions, intellectual property, royalties, good will;

20. All public or private scholastic degrees, titles, credentials, medals, trophies, honors, awards, recognitions, meritorious citations, certificates from apprenticeship training and/or continuing education programs, etc., from whatever source, for whatever trade, occupation,

work, or endeavor;

21. All military (Army, Navy, Air Force, Marine, National Guard, etc.) discharge papers, and the like;
22. All records, diaries, journals, photographs, negatives, transparencies, images, video footage, film footage, drawings, sound records, audio tapes, video tapes, computer production or storage of all kinds whatsoever;
23. All fingerprints, footprints, palm prints, thumbprints, RNA materials, DNA materials, genes, blood fractions, biopsies, surgically removed tissue, bodily parts, organs, hair, teeth, nails, semen, urine, other bodily fluids or matter, voice-print, retinal images, and the descriptions thereof; and all other corporal identification factors, and said factors' physical counterparts in any form; and all records, record numbers, and information pertaining thereto;
24. All biometric data, records, information, and processes not elsewhere described; the use thereof and the use of the information contained therein or pertaining thereto;
25. All rights to obtain, use, request, refuse, or authorize the administration of any food, beverage, nourishment, or water, or any substance to be infused or injected into or affecting the body by any means whatsoever;
26. All rights to obtain, use, request, refuse, or authorize the administration of any drug, manipulation, material, process, procedure, ray, or wave which alters or might alter the present or future state of the body, mind, spirit, free will, faculties, and self by any means, method, or process whatsoever;
27. All keys, locks, lock combinations, encryption codes or keys, safes, secured places, and security devices, security programs, software, user names, passwords, machinery, or devices related thereto;
28. All rights to access and use utilities upon payment of the same unit costs as the comparable units of usage offered to most-favored customers, inter alia: cable, electricity, garbage, gas, internet, satellite, sewage, telephone, water, and all other methods of communication, energy transmission, and food or water distribution;
29. All rights to barter, buy, contract, sell, or trade ideas, products, services, or work;
30. All rights to create, invent, adopt, utilize, or promulgate any system or means of currency, private money, medium of exchange, coinage, barter, economic exchange, bookkeeping, record-keeping, and the like;
31. All rights to use any free, rented, leased, fixed, or mobile domicile, as though same were a permanent domicile; and to be free from requirement to apply for or obtain any government license or permission, permit and otherwise; and to be free from entry, intrusion, or surveillance, by any means, regardless of duration of lease period;
32. All rights to manage, maneuver, direct, guide, or travel in any form of automobile or motorized conveyance whatsoever without any requirement to apply for or obtain any government license, permit, certificate, or permission of any kind whatsoever;
33. All rights to marry and procreate children, and to rear, educate, train, guide, and spiritually enlighten any such children, without any requirement to apply for or obtain any government license, permit, certificate, any vaccinations, or permission of any kind whatsoever;
34. All rights to buy, sell, trade, grow, raise, gather, hunt, trap, angle, and store food, fiber, and raw materials for shelter, clothing, and survival;
35. All rights as outlined in the "Constitution for the united States of America" and the Honorable "Bill of Rights";
36. All rights to exercise freedom of religion, worship, use of sacraments, spiritual practice, and expression without any abridgement of free speech, or the right to publish, or the right to peaceably assemble, or the right to petition government for redress of grievances, or the right to petition any military force of the United States for physical protection from threats

to the safety and integrity of person or property by either "public" or "private" sources;

37. All rights to keep and bear arms for defense of self, family, and parties entreating physical protection of person or property.
38. All rights to create, preserve, and maintain inviolable, spiritual sanctuary and receive into same any and all parties requesting safety and shelter;
39. All rights to create, carry, and use private documents of travel of any kind whatsoever, inter alia: those signifying diplomatic status and immunity as a free, independent Sovereign;
40. All claims of ownership or certificates of title to the corporeal and incorporeal hereditaments, hereditary succession, and all innate aspects of being, i.e., body, mind, spirit, free will, faculties, and self;
41. All rights to privacy and security in person and property, inter alia: all rights to safety and security of all household or sanctuary dwellers or guests, and all papers and effects belonging to Debtor or any household or sanctuary dwellers or guests, from governmental, quasi-governmental, de facto governmental, or private intrusion, detainer, entry, seizure, search, surveillance, trespass, assault, summons, or warrant, except with proof of superior claim duly filed in the Commercial Registry by any such intruding party in the private capacity of such intruding party, notwithstanding whatever purported authority, warrant, order, law, or color of law may be promulgated as the authority for any such intrusion, detainer, entry, seizure, search, surveillance, trespass, assault, summons, or warrant;
42. All names used and all Corporations Sole executed and filed, or to be executed and filed, under said names;
43. All intellectual property, inter alia: all speaking and writing; All thoughts, beliefs, world views, emotions, psychology, etc.;
44. All signatures and seals;
45. All signatures on all applications for and all value associated with all licenses foreign and domestic;
46. All present and future retirement incomes and rights to such incomes issuing from all accounts;
47. All present and future medical and healthcare rights; and rights owned through survivorship, from all accounts;
48. All applications, filings, correspondence, information, images, identifying marks, image licenses, travel documents, materials, permits, registrations, and records and records numbers held by any entity, for any purpose, however acquired, as well as the analyses and uses thereof, and any use of any information and images contained therein, regardless of creator, method, location, process, or storage form, inter alia: all processed algorithms analyzing, classifying, comparing, compressing, displaying, identifying, processing, storing, or transmitting said applications, filings, correspondence, information, images, identifying marks, image licenses, travel documents, materials, permits, registrations, records and records numbers, and the like;
49. All signatures on all applications for and all value associated with all library cards;
50. All credit, charge, and debit cards, mortgages, notes, applications, card numbers, and associated records and information;
51. All credit of Debtor;
52. All signatures on and all value associated with all traffic citations/tickets;
53. All signatures on and all value associated with all parking citations/tickets;

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54. All value from all court cases and all judgments, past, present, and future, in any court whatsoever; and all bonds, orders, warrants, and other matters attached thereto or derived therefrom;
55. All precious metals, bullion, coins, jewelry, precious jewels, semi-precious stones, mounts;

56. All tax correspondence, filings, notices, coding, record numbers, all benefit from social security account # 568-92-xxxx; and any information contained therein, wherever and however located, and no matter by whom said information was obtained, compiled, codified, recorded, stored, analyzed, processed, communicated, or utilized;
57. All bank accounts, all brokerage accounts, stocks, bonds, certificates of deposit, drafts, futures, insurance policies, investment securities, all retirement plan accounts, Individual Retirement Accounts, money market accounts, mutual funds, notes, options, puts, calls, pension plans, savings accounts, stocks, warrants, securities, benefits from trusts, 401-K's, and the like;
58. All accounts, deposits, escrow accounts, lotteries, overpayments, prepayments, prizes, rebates, refunds, returns, Treasury Direct Accounts, claimed and unclaimed funds; and all records and records numbers, correspondence, and information pertaining thereto or derived therefrom;
59. All stockpiles, collections, buildups, amassment, and accumulations, however small, of Federal Reserve Notes (FRNs), gold certificates, silver certificates; and all other types and kinds of cash, coins, currency, and money delivered into possession of Secured Party;
60. All drugs, herbs, medicine, medical supplies, cultivated plants, growing plants, inventory, ancillary equipment, supplies, propagating plants, and seeds; and all related storage facilities and supplies;
61. All fitness and/or sports equipment intended to increase vitality, fitness, and health; and whole food complexes, vitamin, mineral, and other supplements to the diet for the same health and fitness purposes; and all juicers, grinders, dehydrators, and storage and delivery devices or equipment;
62. All products of and for agriculture; and all equipment, inventories, supplies, contracts, and accoutrements involved in the planting, tilling, harvesting, processing, preservation, and storage of all products of agriculture;
63. All plants and shrubs, trees, fruits, vegetables, farm and garden produce, indoors and out, watering devices, fertilizers and fertilizing equipment, pots, collections of plants, e.g., bonsai, dry or live assortments of flowers and plants, or anything botanical;
64. All farm, lawn, and irrigation equipment, accessories, attachments, hand tools, implements, service equipment, parts, supplies, and storage sheds and contents;
65. All fuel, fuel tanks, containers, and involved or related delivery systems;
66. All metal-working, woodworking, and other such machinery; and all ancillary equipment, accessories, consumables, power tools, hand tools, inventories, storage cabinets, tool boxes, work benches, shops, and facilities;
67. All camping, fishing, hunting, and sporting equipment; and all special clothing, materials, supplies, and baggage related thereto;
68. All rifles, guns, bows, crossbows, other weapons, and related accessories; and the ammunition, reloading equipment and supplies, projectiles, and integral components thereof;
69. All radios, televisions, communication equipment, receivers, transceivers, transmitters, antennas, towers, etc.; and all ancillary equipment, supplies, computers, software programs, wiring, and related accoutrements and devices;
70. All power-generating machines or devices; and all storage, conditioning, control, distribution, wiring, and ancillary equipment pertaining to or attached thereto;
71. All devices, engines, fixtures, fans, plans needed for the production or storage of electrical energy;
72. All computers and computer systems and the information contained therein; as well as all ancillary equipment, printers, and data compression or encryption devices, processes, and processors;

processors;

73. All office and engineering equipment, furniture, ancillary equipment, drawings tools, electronic and paper files, and items related thereto;
74. All water wells and well-drilling equipment; and all ancillary equipment, chemicals, tools, and supplies;
75. All shipping, storing, and cargo containers, and all chassis, truck trailers, vans, and the contents thereof; whether on-site, in transit, or in storage anywhere;
76. All building materials and prefabricated buildings; and all components or materials pertaining thereto, before or during manufacture, transportation, storage, building, erection, or vacancy while awaiting occupancy thereof;
77. All communications and data; and the methods, devices, and forms of information storage and retrieval, and the products of any such stored information;
78. All artwork and supplies, paintings, etchings, photographic art, lithographs, and serigraphs, etc.; and all frames and mounts pertaining to or affixed thereto;
79. All food; and all devices, tools, equipment, vehicles, machines, and related accoutrements involved in food preservation, preparation, growth, transport, and storage;
80. All construction machinery; and all ancillary equipment, fuels, fuel additives, supplies, materials, and service equipment pertaining thereto;
81. All medical, dental, optical, prescription, and insurance records, records numbers, and information contained in any such records or pertaining thereto;
82. The Last Will and Testament from any source;
83. All inheritances gotten or to be gotten;
84. All wedding bands and rings, watches, and jewelry;
85. All household goods and appliances, linen, wardrobe, toiletries, furniture, kitchen utensils, cutlery, tableware, cooking utensils, pottery, antiques, etc.;
86. All musical instruments, whether new or old, including brass, woodwinds, percussion, strings, etc.;
87. All children's toys, clothing, playthings, and possessions of any type or amount;
88. All businesses, corporations, companies, trusts, partnerships, limited partnerships, organizations, proprietorships, and the like, now owned or hereafter acquired; and all books and records thereof and therefrom; all income therefrom; and all accessories, accounts, equipment, information, inventory, money, spare parts, and computer software pertaining thereto;
89. All ownership, equity, property, and rights to property now owned or held or hereafter acquired in all businesses, corporations, companies, partnerships, limited partnerships, organizations, proprietorships, and the like; and all books and records pertaining thereto; all income therefrom; and all accessories, accounts, equipment, information, inventory, money, spare parts, and computer software pertaining thereto;
90. All packages, parcels, envelopes, or labels of any kind whatsoever which are addressed to, or intended to be addressed to, Debtor or Natural Woman Secured Party, whether received or not received;
91. All telephone numbers;
92. All signatures on all applications for and all value associated with all certificates of birth documents of the Natural Woman Secured Party, and all said documents themselves;
93. All signatures on all applications for and all value associated with all certificates of birth documents of all children and grandchildren of the Natural Woman Secured Party, and all said documents themselves;
94. All signatures on all applications for social security numbers, and all value associated with all accounts: xxx-xx-xxxx;

95. All signatures on all applications for social security numbers for all children and grandchildren of the Natural Woman Secured Party, and all value associated with all accounts:
96. All value associated with the private contract trust account number of the Natural Woman Secured Party: xxxxxxxxx;
97. All value associated with the private contract trust account numbers of all children and grandchildren of the Natural Woman Secured Party:
98. All signatures on all applications for and all value associated with Driver License #: Nxxxxxxx # CALIFORNIA;
99. All signatures on all applications for and all value associated with all passports for the Natural Woman Secured Party and her children and grandchildren;
100. All documents as recorded in the public record by and for the Natural Woman Secured Party as indicated herein;
101. All signatures on all applications for and all value associated with all marriage licenses;
102. All *private marriage contracts;*
103. All signatures on all applications for and all value associated with all professional licenses;
104. All private addresses of the Natural Woman Secured Party as indicated herein;
105. All signatures on all applications for and all value associated with all public addresses;
106. All private, registered, bond/account numbers; and all bonds and notes tendered to any and all entities, including the Department of the Treasury, banks, creditors, corporations, etc.;

107. Any and all property not specifically listed, named, or specified by make, model, serial number, etc., is expressly herewith included as collateral of the Natural Woman Secured Party.

These items of property cannot be taken, used, duplicated, confiscated, confined, restrained, abused, damaged, influenced, or removed from Secured Party Heidi De Los Reyes without her voluntary, written permission.

Any violation of this agreement will constitute a penalty of one hundred billion United States silver dollars ($100,000,000,000.00) of 0.999 fine silver, per occurrence, per officer or agent involved.

This is a contract in admiralty, and you may rebut this contract within 21 days. Rebuttal must be per the conditions found in the Legal Notice and Demand that is on file, along with this document, in the REGISTER OF DEEDS OFFICE in ALAMEDA COUNTY, CALIFORNIA.

All property belonging to Debtor belongs to Secured Party Creditor, including equity and improvements. See CALIFORNIA UCC-1 and "Legal Notice and Demand" for complete property list.

ATTACHMENT "B" – INDEMNITY BOND

Know all men by these presents, that HEIDI DE LOS REYES, Debtor, hereby establishes this Indemnity Bond in favor of Heidi De Los Reyes, Secured Party, in the sum of present and future collateral values up to the sum of one hundred billion United States silver dollars ($100,000,000,000.00) of 0.999 fine silver, or fiat money at par value, for the payment of which bond Debtor hereby firmly binds its successors, heirs, executors, administrators, DBA's, AKA's, and third-party assigns, jointly and severally. Debtor hereby indemnifies Secured Party against losses incurred as a result of all claims of debts or losses made by any and all persons against the commercial transactions and investments of Debtor. The condition of this bond is that Secured Party covenants to do certain things on behalf of Debtor, as set forth in the attached Commercial Security Agreement of the same date and executing parties; and Debtor covenants to serve as a Transmitting Utility to assure beneficial interest in all accounts established and managed by the UNITED STATES; and all goods and services in commerce are available to or conveyed from Debtor to Secured Party, whichever is appropriate.

To avert losses of vested rights in the present or future collateral that is the subject of the attached Commercial Security Agreement, Debtor agrees to make available to Secured Party *such accounts established by intent of the Parties, by operation of law,* and/or as constructive trusts, to hold proceeds arising from assets belonging to Debtor and administered by the UNITED STATES or its subdivisions, agents, or affiliates. Pursuant to existing laws of the UNITED STATES and the agreement of the parties of the attached security agreement, Secured Party is authorized to assign such funds from said accounts as are necessary to settle all past, present, and future public debts and obligations incurred by Debtor on behalf of Secured Party.

Debtor, without the benefit of discussion or division, does hereby agree, covenant, and undertake to indemnify, defend, and hold Secured Party harmless from and against any and all claims, losses, liabilities, costs, interests, and expenses including, without restriction, legal costs, interests, penalties, and fines previously suffered or incurred, or to be suffered or incurred by Secured Party, in accordance with Secured Party's personal guarantee with respect to loans or indebtedness belonging to Debtor, including any amount that Debtor might be deemed to owe to a public creditor for any reason whatsoever. Secured Party shall promptly advise Debtor of all public claims brought by third parties against the present or future property of Debtor, all of which is covered by the attached security agreement up to the indemnification amount declared herein, and to provide Debtor with full details of said claim(s), including copies of all documents, correspondence, suits, or actions received by or served upon Debtor through Secured Party. Secured Party shall fully cooperate with discussion, negotiation, or other proceedings relating to such claims.

This bond shall be in force and effect as of the date that it is signed and accepted by the Parties, and provided that Secured Party may cancel this bond and be relieved of further duty hereunder by delivering a thirty (30) day written notice of cancellation to Debtor. No such cancellation shall affect the liability incurred by or accrued to Secured Party prior to the conclusion of said thirty (30) day period. In such event of notice of cancellation, and in the event that the UNITED STATES reinstitutes its constructive claim against the collateral, Debtor agrees to reissue the bond before the end of the thirty (30) day period for an amount equal to or greater than the above value of the attached security agreement, unless the Parties agree otherwise.

NOTICE OF LIEN

This agreement constitutes an International Commercial Lien on all property of Debtor Indemnitor on behalf of, and for the benefit of, Secured Party Creditor Indemnitee in the amount of one hundred billion United States silver dollars ($100,000,000,000.00) of 0.999 fine silver. This lien will expire at the moment that Indemnitee expires or when this lien is satisfied by Indemnitee.

HEIDI DE LOS REYES	Heidi de Los Reyes
HEIDI DE LOS REYES, Indemnitor	Heidi De Los Reyes, Indemnitee

20041210003

HOLD HARMLESS AND INDEMNITY AGREEMENT
NON-NEGOTIABLE BETWEEN THE PARTIES

PARTIES

DEBTOR: **HEIDI DE LOS REYES**
1154 MELCHER STREET
SAN LEANDRO, CALIFORNIA 94577

Creditor: Heidi De Los Reyes
c/o 1154 Melcher Street
San Leandro, California; near [94577]
Non-Domestic without the US

DEBTOR's Social Security Account Number: XXX-XX-XXXX

I. This Hold Harmless and Indemnity Agreement is mutually agreed upon and permanently entered into on this 22nd day of the month of May, in the year of YHWH two thousand-nine, between the juristic person, BAILEE, HEIDI DE LOS REYES, HEIDI A. DE LOS REYES, H. DE LOS REYES, HEIDI DE LOS REYES CRUZ, DEBTOR, and Heidi De Los Reyes, Heidi A. De Los Reyes, H. De Los Reyes, Heidi De Los Reyes Cruz, including all variations of said name of HEIDI DE LOS REYES, DEBTOR, BAILEE, and Heidi De Los Reyes, Secured Party Creditor, Bailor, who is a living, flesh-and-blood woman.

II. For binding verification, DEBTOR/BAILEE hereby expressly agrees and covenants, without benefit of discussion, without division, holding said Creditor harmless, causing indemnification of Creditor from and against, but not limited to any and all: claims or legal actions, orders, warrants, judgments, demands, liabilities, losses, depositions, summons(es), lawsuits, costs, fines, liens, levies, penalties, damages, interests, and expenses whatsoever, both absolute and contingent, as are due or may become due arising hereinafter now and forevermore. Heidi De Los Reyes, Creditor/Bailor, articulates by covenant and agreement that creditor shall not under any circumstances be considered an accommodating entity nor surety for DEBTOR/BAILEE.

Words Defined Glossary of Terms: In witnessing by hand this "HOLD HARMLESS AND INDEMNITY AGREEMENT" the foregoing words and terminology utilized herein are non-obstinate:

1. Appellation: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "A general term introduces and specifies a particular term used in addressing, greeting, calling out for, and making appeals of a particular living breathing flesh and blood man."

2. Conduit: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "Conduit signifies means of transmitting and distributing energy and affects the production of labor, goods, or services by way of HEIDI DE LOS REYES, HEIDI A. DE LOS REYES, H. DE LOS REYES, HEIDI DE LOS REYES CRUZ, including, but not limited to, any and all variations and derivatives of DEBTOR/BAILEE except Heidi De Los Reyes, Heidi A. De Los Reyes, H. De Los Reyes, Heidi De Los Reyes Cruz."

3. Creditor: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "Means Heidi De Los Reyes as Creditor and Bailor".

4. Secured Party Creditor: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "Means Heidi De Los Reyes and all variations of that name."

5. DEBTOR: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "HEIDI DE LOS REYES, HEIDI A. DE LOS REYES, H. DE LOS REYES, HEIDI DE LOS REYES CRUZ means including, but not limited to, any and all variations and derivatives in spelling of said name except Heidi De Los Reyes, Heidi A. De Los Reyes, H. De Los Reyes, Heidi De Los Reyes Cruz."

6. Derivative: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "Coming from another, taken from something preceding secondary; that which has not the origin in itself, but obtains existence from something foregoing and a fundamental nature; anything derived from another."

7. Ens legis: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "A creature of the law; an artificial being, as contrasted with a natural person, such as a corporation, considered as deriving its existence entirely from the law."

8. Juristic person: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "An abstract legal entity ens legis such as a corporation created by construct of law considered possessing certain legal rights/duties of a human being; an imaginary entity, such as DEBTOR, i.e. HEIDI DE LOS REYES upon basis of legal reasoning, is legally treated as a human being for purpose of conducting commercial activity for benefit of a biological living being such as Creditor."

9. Sentient Living being: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "The Creditor, i.e. Heidi De Los Reyes, Bailor, a living breathing flesh and blood woman, as distinguished from an abstract legal construct such as an artificial entity juristic person corporation partnership and association."

10. HEIDI DE LOS REYES: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "The DEBTOR HEIDI DE LOS REYES, HEIDI A. DE LOS REYES, H. DE LOS REYES, HEIDI DE LOS REYES CRUZ means CHERYL CRUZ including, but not limited to, any and all variations and derivatives in the spelling of said name except Heidi De Los Reyes, Heidi A. De Los Reyes, H. De Los Reyes, Heidi De Los Reyes Cruz."

11. Living breathing flesh and blood woman: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "The Creditor Heidi De Los Reyes, Bailor, a sentient living being, as distinguished from an artificial legal construct, ens legis, i.e. a juristic person, created by contract of law."

12. Transmitting Utility: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "The term transmitting utility means a conduit, e.g., the DEBTOR, i.e., HEIDI DE LOS REYES," including, but not limited to, any and all variations and derivatives in the spelling of said name except Heidi De Los Reyes, Heidi A. De Los Reyes, H. De Los Reyes, Heidi De Los Reyes Cruz."

13. U.C.C: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "U.C.C. means Uniform Commercial Code."

14. Non obstinate: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "The term non obstinate means words anciently used in public and private instruments with intent of precluding in advance "any interpretation" other than certain declared objects, purposes."

15. DEBTOR: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "HEIDI DE LOS REYES and HEIDI A. DE LOS REYES and HEIDI DE LOS REYES CRUZ" BAILEE.

16. Creditor: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "Heidi De Los Reyes accepts DEBTOR's signature, endorsement mark below in accordance with UCC 1-201(39) as per UCC 3-401(b)."

17. BAILEE: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "BAILEE is a person who receives personal property from another as bailment."

18. Bailment: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "A delivery of personal property by one individual, the Bailor, to another person, the BAILEE, who holds the property for a certain purpose under an expressed or implied-in-fact contract."

19. Bailor: HOLD HARMLESS AND INDEMNITY AGREEMENT DOCUMENT IN HAND SHOWS: "A Person who delivers personal property to another as a bailment."

III. The Undersigned Heidi De Los Reyes is Beneficiary (BFY) as Secured Party and Non-Enemy, Non-Tax Protestor, Non-Belligerent, NON-UNITED STATES CORPORATE TITLE 28 U.S.C 3002 (15) CITIZEN, Non-Surety, Non-Combatant American National Sovereign hereinafter "Creditor" and "Bailor."

HEIDI DE LOS REYES
HEIDI DE LOS REYES, DEBTOR, BAILEE

LS: Heidi De Los Reyes
Heidi De Los Reyes, Creditor, Bailor

May 22, 2009
Date

NON-NEGOTIABLE SECURITY AGREEMENT

1. All property of BAILEE, DEBTOR HEIDI DE LOS REYES, SAN LEANDRO, CALIFORNIA, 94577, is now hereby secured property as bailment of Bailor, Secured Party Creditor Heidi De Los Reyes, c/o 1154 Melcher Street, San Leandro, California, Republic; near [[94577]; Non-Domestic without the US. Secured Party Creditor must be fully compensated before any property can be exchanged, sold, tendered, disposed of, or forfeited in any manner. This property now owned or hereinafter acquired includes, but is not limited to, all: proceeds, products, accounts and fixtures from crops, mine heads, wellheads, transmitting utilities, etc., rent, wages, salary, all and any income, all and any interest, all and any dividends, land, mineral, water, and air rights, cottages, houses, buildings, structures, bank accounts, private treasury accounts, bank deposit boxes and contents therein, retirement plans, derivatives, stocks, bonds, securities, benefits from trusts, inheritances received or in receivership, inventory from any source, all machinery and tools including farm and industrial, livestock, equipment, fifth wheel trailers, automobiles, trucks, four wheelers, boats, water craft, aircraft, motor homes, mobile homes, jewelry, gold, gold bullion, silver, silver bullion, diamonds, gens, precious stones, wedding bands, rings, watches, all household goods, appliances, any type of furniture, kitchen utensils, cooking utensils, radios, televisions, computers, disk drives, books, financial records, papers, musical instruments, antiques, all sporting equipment, firearms, guns, ammunition, safes, and all other property held for benefit by myself or others. Any and all property not specifically referenced by make, model, and serial number is also included.

2. This privately held Non-Negotiable Security Agreement in hand cannot be discharged in bankruptcy court or any other court, as holder's property is exempt from levy. Secured Party Creditor accepts all signatures in accordance with UCC3-419. Adjustment of this recording is from HJR 192, Public Law 73-10, and UCC-1-104. All proceeds, accounts, and orders therefrom are released to Secured Party Creditor.

3. This Non-Negotiable Security Agreement instrument in hand supersedes any and all, but not limited to, documents or claims purporting to have a higher standing against Undersigned's bona-fide, original, wet ink signature set forth by proper English appellation Heidi De Los Reyes in correlating correct accounting practice numbers.

HEIDI DE LOS REYES
HEIDI DE LOS REYES, BAILEE, DEBTOR

LS: Heidi De Los Reyes
Heidi De Los Reyes, Bailor,
Secured Party Creditor

May 22, 2009
Date

International Registered Private Tracking Number --- RB 835 479 986 US
UCC1 RECORDED in CALIFORNIA–Secured TransactionRegistry Number – 09-7194629158



NON WAR POWERS ACT FLAG

ATTENTION AND WARNING
THIS IS A LEGAL NOTICE AND DEMAND
FIAT JUSTITIA, RUAT COELUM
(Let right be done, though the heavens should fall)

To: All City, County, State, Federal and International Public Officials, by and through
CALIFORNIA SECRETARY OF STATE DEBRA BOWEN
TAKE NOTICE: IGNORANCE OF THE LAW IS NO EXCUSE.
THIS IS A CONTRACT IN ADMIRALTY JURISDICTION.

Take a moment to read this before you proceed any further.
I do not wish to speak to you under any circumstances excluding federal judicial review.

THIS TITLE IS FOR YOUR PROTECTION!

(1) I, one Heidi De Los Reyes, Free woman, the Undersigned, herein request that you present anything that you say to me in writing, signed under penalty of perjury as required by your law as shown in this instrument. **Notice to Agent is Notice to Principal. Notice to Principal is Notice to Agent.** Attachment "A" Property List and Legal Notice and Demand Definitions are included and are part of this contract.

(2) This Notice is in the nature of a Miranda Warning. Take due heed of its contents. If, for any reason, you do not understand any of these statements or warnings, it is incumbent upon you to summon a superior officer, special prosecutor, federal judge, or other competent legal counsel to immediately explain to you the significance of this *presentment as per your duties and obligations in respect to this private, formal, notarized, registered Statute Staple Securities Instrument.* As per Title 11 USC 501(a), 502(a), 11 USC 7001, 7013, and Federal Rules of Civil Procedure Sections 8-A, AND 13-A, the claim or presumption that I, Heidi De Los Reyes, am a DEBTOR to the "UNITED STATES" or any of its agencies or sub-corporations is forever rebutted by this contract. This rebuttal is a counterclaim in Admiralty.

(3) Your Failure to timely do so leaves you in the position of accepting full responsibility for any and all liabilities for monetary damages, as indicated herein, that I incur by any adversely affecting injuries caused by your overt or covert actions, or the actions of any of your fellow public officers and agents in this or any other relevant matters as described herein. You have thirty (30) days, from the date that this document is received by the Clerk of the Public Record, to respond and rebut the presumptions of this contract by submitting to me signed, certified, authenticated documents of the laws that rebut these presumptions point by point, On and For the Record under penalties of the law including perjury. This document will be on file in the public record; and the clerk in charge of the public record is charged to distribute this to any and all responsible parties, i.e., officers of the court, and/or law enforcement officers including local, state, federal, international, multi-jurisdictional, or any and all officers, representatives, contractors, agencies, or any such entity or person that may bring any type of action, whether civil or criminal or other, against me, and whether in this county, state, region, area, country, corporation, federal zone, or in any venue and/or jurisdiction. Your failure to timely rebut the statements and warnings herein constitute your complete, tacit agreement with all statements and warnings contained herein. Your presumptions that I, the Undersigned, am a "Corporate Fiction" or "Legal Entity" and under your corporate "UNITED STATES" jurisdiction are now and forever rebutted.

4) I, the Undersigned, tendering this document, am a Private People of Posterity; a Sovereign Personam Sojourn; by fact; not a 14th Amendment citizen or surety within; or subject for; or allegiance to; your corporate "UNITED STATES"; or to any de facto, compact, corporate, commercial STATES contracting therein; only to the "united States of America," nonetheless carrying with me exclusive, original, sovereign jurisdiction and venue having one supreme court and United States Court of International Trade. This is a matter of public record, tendered by way of certified mail to CALIFORNIA SECRETARY OF STATE. These pages are recorded upon liber records and books in the REGISTRAR OF DEEDS offices including, but not limited to ALAMEDA COUNTY, CALIFORNIA.

(5) I, the Undersigned, now tendering this legally binding Legal Notice and Demand in hand am not a surety under your jurisdiction nor a subject under your corporate veil "Color of Law Venue," being acknowledged by silence and acquiescence of DEBRA BOWEN, respectfully CALIFORNIA SECRETARY OF STATE, also but not limited to any public

PAGE TWO LEGAL NOTICE AND DEMAND

(3) Your failure to timely do so leaves you in the position of accepting full responsibility for *any* and *all* liabilities for monetary damages, as indicated herein, that I incur by any adversely affecting injuries *caused* by your overt or covert actions, or the actions of *any* of your fellow public officers and agents in this or *any* other relevant matters as described herein. You have thirty (30) days, from the date that this document is received by the Clerk of the Public Record, to respond and rebut the presumptions of this contract by submitting to me signed, certified, authenticated documents of the laws that rebut these presumptions point by point, On and For the Record under penalties of the law including perjury. This document will be on file in the public record; and the clerk in charge of the public record is charged to distribute this to any and all responsible parties, i.e., officers of the court, and/or law enforcement officers including local, state, federal, international, multi-jurisdictional, or any and all officers, representatives, contractors, agencies, or any such entity or person that may bring any type of action, whether civil or criminal or other, against me, and whether in this county, state, region, area, country, corporation, federal zone, or in any venue and/or jurisdiction. Your failure to timely rebut the statements and warnings herein constitute your complete, tacit agreement with all statements and warnings contained herein. Your presumptions that I, the undersigned, am a "Corporate Fiction" or "Legal Entity" and under your corporate "UNITED STATES" jurisdiction are now and forever rebutted.

(4) I, the undersigned, tendering this document, am a Private People of Posterity; a Sovereign Personam Sojourn; by fact; **not** a 14th amendment citizen or surety within; or subject for; or allegiance to; your corporate "UNITED STATES"; or to *any* de facto, compact, corporate, commercial states contracting therein; only to the "united States of America," nonetheless carrying with me exclusive, original, sovereign jurisdiction and venue having one supreme court and United States Court of International Trade. This is a matter of public record, tendered by way of certified mail to CALIFORNIA SECRETARY OF STATE. These pages are recorded upon liber records and books in Register of Deeds Offices including but not limited to ALAMEDA COUNTY and SAN FRANCISCO, CONTRA COSTA, MARIN, SAN MATEO COUNTIES.

(5) I, the undersigned, now tendering this legally binding Legal Notice and Demand in hand am not a surety under your jurisdiction nor a subject under your corporate veil "Color of Law Venue," being acknowledged by silence and acquiescence of DEBRA BOWEN, respectfully CALIFORNIA SECRETARY OF STATE, also but not limited to any public officers, agents, contractors, assigns, employees, and subsidiaries of your office, regarding my Legal Notice and Demand tendered by certified mail with liber book number and page affixed.

(6) Which silence of Corporate Office SECRETARY OF STATE ratifies severances of any nexus or relationship to de facto, corporate, commercial state offices; being fraudulent conveyance by operating under "Color of Authority" upon affiant. Let this be known by the "**Good Faith (Oxford) Doctrine**" to all men and women. I do not consent to *any* warrantless searches, or searches that are not compliant with the "Constitution for the united States of America" and/or all of the amendments of the Honorable "Bill of Rights," whether of my dwellings, cars, land craft, watercraft, aircraft, me, mine, current location, property, hotel rooms, apartments, business records, businesses, or my machinery, vehicles, equipment, supplies, buildings, grounds, land in my private possession or control, past, present, and future, now and forevermore, so help you God.

(7) By this record let it be known that I do not at *any* time waive *any* rights or protections, as acknowledged by the aforementioned Constitution and/or Honorable "Bill of Rights," nonetheless, demanding that you protect these as you swore an oath to do so. I accept your lawfully required Oath of Office, bonds of any type, insurance policies, and property of any type for my protection and making whole. Furthermore, should you witness *any* public officers at this time, or *any* time past, present, or future violate *any* of my rights or protections, it is your sworn duty (of oath) to immediately arrest, or have them arrested. You are legally required to charge them as you should *any* law breaker, regardless of officer's title, rank, uniform, cloak, badge, position, stature, or office; or you shall henceforth be accountable for monetary damages from, but not limited to, your monetary liability, your corporate bond, compensatory costs, punitive procurements, and sanctioned by attorney attributions.

(8) NOTE: A true and correct, notarized copy of this **Statute Staple Securities Instrument** is safely deposited in the Register of Deeds Office in ALAMEDA COUNTY, CALIFORNIA. This security instrument has also been delivered to several trusted friends and accompanied by sworn affidavits certifying my policy of presenting this security instrument to each and every public officer who approaches me violating my unalienable rights including, but not limited to, my right of liberty and free movement upon any common pathway of travel. I have a lawful right to travel, by whatever means, via land, sea, or air, without any officer, agent, employee, attorney, or judge willfully causing adverse affects or damages upon me by an arrest, detainment, restraint, or deprivation. I will be granted the status and treatment of a foreign Sovereign, a foreign diplomat, by all customs officials. This document or the deposited copy becomes an *evidentiary document certified herein, as if now fully reproduced, should any court action be taken upon me* as caused by your acts under color of law with you, your officers, and employees. **Take note:** You are now monetarily liable in your personal and corporate capacity. I, Heidi De Los Reyes [Freeman], the undersigned, a Sovereign, notwithstanding anything contrary, abide by all laws in accordance with the aforementioned Constitution and Honorable "Bill of Rights" which are applicable to Sovereigns. I, Heidi De Los Reyes, wish no harm to any man. You agree by your non-response to uphold my "Right to Travel"; or you must rebut my presumption by lawfully documented evidence in law On and For the Record, Under Oath and penalty of perjury, within the thirty (30) days as aforementioned in this Admiralty Contract.

PAGE FOUR LEGAL NOTICE AND DEMAND

(9) BE WARNED, NOTICED, AND ADVISED that I rely upon, in addition to constitutional limits of the "Constitution for the united States of America" and/or the Honorable "Bill of Rights," governmental authority, the rights and protections guaranteed under Uniform Commercial Codes, common equity law, laws of admiralty, and commercial liens and levies pursuant to but not limited, to Title 42 (Civil Rights), Title 18 U.S.C.A. (Criminal Codes), Title 28 U.S.C.A. (Civil Codes), and additional CALIFORNIA constitution penal codes, in as much as they are in compliance with the aforementioned Constitution and/or "Bill of Rights." There can be no violation of any of these laws unless there is a victim consisting of a natural, flesh and blood man or woman who has been damaged. When there is no victim, there is no crime or law broken. Unless this is rebutted within the time limit contained herein, and the conditions of the rebuttal are met, you, or any representative in any capacity of any agency, government, corporation, or the like, agree to abide by this contract anytime that you interact with me. I, Heidi De Los Reyes [Freeman], the undersigned, am of lawful majority age, clear head, and sound mind.

(10) Remember, you took a solemn binding oath to protect and defend the original "Constitution for the united States of America" (1787) adopted circa 1791. Violations of said oath is perjury, being a bad-faith doctrine by constructive treason and immoral dishonor, infra, ¶13, ¶14 & ¶15. I accept said Oath of Office that you have sworn to uphold. I declare that any and all presumptions that I am citizen, subject, resident, participant, legal entity, strawman, fiction, or any such thing, of any and all jurisdictions of the UNITED STATES OR ANY OF ITS SUBDIVISIONS, AGENCIES, ENTITIES, DEPARTMENTS, SUBSIDIARIES are now and forever rebutted. You may rebut my presumptions by submitting certified copies of lawful documents that have been certified by CALIFORNIA states attorney while under oath and on the official record and under penalty of perjury and waiving all immunities from prosecution. You have thirty (30) days to rebut my statements as indicated herein; or my statements will stand as true, lawful, and legal in all of your courts and/or hearings.

(11) This legal and timely notice, declaration, and demand is prima facie evidence of sufficient Notice of Grace. The terms and conditions of this presentment agreement are a quasi-contract under the Uniform Commercial Code and Fair Debt Collection Practices Act. These terms and conditions are not subject to any or all immunities that you may claim, should you in *any* way violate my rights or allow violations by others. Your corporate commercial acts against me or mine and your failures to act on behalf of me or mine are ultra vires and injurious by willful and gross negligence.

(12) The liability is upon you, and/or your respondeat superior, and upon others including any and all local, state, regional, federal, multijurisdictional, international, and/or corporate agencies, and/or persons of the foregoing, involved directly or indirectly with you via any nexus acting with you; and said liability shall be satisfied jointly and/or severally at my discretion. You are sworn to your Oath of Office, and I

accept your Oath of Office and your responsibility to uphold the rights of me and mine at all times.

BILLING COSTS ASSESSED WITH LEVIES AND LIENS UPON VIOLATIONS SHALL BE:

(13) Unlawful Arrest, Illegal Arrest, or Restraint, or Distraint, Trespassing/Trespass, without a lawful, correct, and complete 4th amendment warrant: $2,000,000.00 (Two Million) US Dollars, per occurrence, per officer, or agent involved.

Excessive Bail, Fraudulent Bond, Cruel and Unusual Punishment, Violation of Right to Speedy Trial, Freedom of Speech, Conspiracy, Aiding and Abetting, Racketeering, or Abuse of Authority as per Title 18 U.S.C.A., §241 and §242, or definitions contained herein: $2,000,000.00 (Two Million) US Dollars, per occurrence, per officer, or agent involved.

Assault or Assault and Battery without Weapon: $2,000,000.00 (Two Million) US Dollars, per occurrence, per officer, or agent involved.

Assault or Assault and Battery with Weapon: $3,000,000.00 (Three Million) US Dollars, per occurrence, per officer, or agent involved.

Unfounded Accusations by Officers of the Court, or Unlawful Determination: $2,000,000.00 (Two Million) US Dollars, per occurrence, per officer, or agent involved.

(14) Denial and/or Abuse of Due Process: $2,000,000.00 (Two Million) US Dollars, per occurrence, per officer, or agent involved.

Obstruction of Justice: $2,000,000.00 (Two Million) US Dollars, per occurrence, per officer, or agent involved.

Unlawful Distraint, Unlawful Detainer, or False Imprisonment: $5,000,000.00 (Five Million) US Dollars, per day, per occurrence, per officer, or agent involved, plus 18% annual interest.

Reckless Endangerment, Failure to Identify and/or Present Credentials and/or Failure to Charge within 48 (Forty-Eight) Hours after being detained: $2,000,000.00 (Two Million) US Dollars per occurrence, per officer, or agent involved.

Counterfeiting Statute Staple Securities Instruments: $2,000,000.00 (Two Million) US Dollars per occurrence, per officer, or agent involved.

(15) Unlawful Detention or Incarceration: $2,000,000.00 (Two Million) US Dollars per day, per occurrence, per officer, or agent involved.

Incarceration for Civil or Criminal Contempt of Court without lawful, documented-in-law, and valid reason: $2,000,000.00 (Two Million) US Dollars per day, per occurrence, per officer, or agent involved.

Disrespect by a Judge or Officer of the Court: $2,000,000.00 (Two Million) US Dollars per occurrence, per officer, or agent involved.

Threat, Coercion, Deception, or Attempted Deception by any Officer of the Court: $2,000,000.00 (Two Million) US Dollars per occurrence, per officer, or agent involved.

Unnecessary Restraint: $2,000,000.00 (Two Million) US Dollars, per occurrence, per officer, or agent involved.

Refusal of Lawful Bailment as provided by the aforementioned Constitution and/or Honorable "Bill of Rights": $2,000,000.00 (Two Million) US Dollars per day of confinement, to be prorated by the hour as per Trafficant vs. Florida, per occurrence, per officer, per agent involved.

Coercion or Attempted Coercion of the Natural Man or Woman to take responsibility for the Corporate Strawman against the Natural Man or Woman Secured Party's Will: $2,000,000.00 Two Million US Dollars per occurrence, per officer or agent involved.

The Placing of an Unlawful or Improper Lien, Levy, Impoundments, or Garnishment against any funds, bank accounts, savings accounts, retirement funds, investment funds, social security funds, intellectual property, or any other property belonging to the Natural Man or Woman Secured Party by any agency: $2,000,000.00 (Two Million) US Dollars per occurrence, and $100,000.00 (One Hundred Thousand) US Dollars per day penalty until liens, levies, impoundments, and/or garnishments are ended and all funds reimbursed, and all property returned in the same condition as it was when taken, with 18 % annual interest upon the Secured Party's declared value of property.

Destruction, Deprivation, Concealment, Defacing, Alteration, or Theft, of Property, including buildings, structures, equipment, furniture, fixtures, and supplies belonging to the Natural Man or Woman Secured Party will incur a penalty of total, new replacement costs of property as indicated by Owner and Secured Party, including but not limited to purchase price and labor costs for locating, purchasing, packaging, shipping, handling, transportation, delivery, set up, assembly, installation, tips and fees, permits, replacement of computer information and data, computer hardware and software, computer supplies, office equipment and supplies, or any other legitimate fees and costs associated with total replacement of new items of the same type, like, kind, and/or quality, and quantity as affected items. The list and description of affected property will be provided by the Owner and Secured Party and will be accepted as complete, accurate, and uncontestable by the agency or representative thereof that caused such action. In addition to the aforementioned cost, there will be a $200,000.00 (Two Hundred Thousand) US

Dollars per day penalty until property is restored in full, beginning on the first day after the incident, as provided by this contract.

2249387000З

CAVEAT

(16) The aforementioned charges are billing costs deriving from, but not limited to, Uniform Commercial Codes and Fair Debt Collection Practices Act and this contract. These charges shall be assessed against persons, governmental bodies, and corporate entities supra, or *any* combination thereof when they individually and/or collectively violate my natural and/or civil rights as an American by declaration. The aforementioned Constitution and/or the Honorable "Bill of Rights" establishes jurisdiction for you in your normal course of business. All violations against me, the undersigned, will be assessed per occurrence, per officer, representative, or agent of any agency that is involved in any unlawful action against me.

(17) By your actions, you shall lack recourse for all claims of immunity in *any* forum. Your officers' knowing consent and admission of perpetrating known acts by your continued enterprise is a violation of my rights. This **Statute Staple Securities Instrument** exhausts all state maritime article 1 administrative jurisdictions and protects my Article III court remedies including but not limited to Title 42 U.S.C.A, Title 18 U.S.C.A., Title 28 U.S.C.A., and Title 18 U.S.C.,§ 242.

IGNORANCE OF THE LAW IS NO EXCUSE!

(18) I, one Heidi De Los Reyes [Freeman], the undersigned, am the principal; and you are the agent! Fail not to adhere to your oath, lest you be called to answer before one God and one Supreme Court Exclusive Original Jurisdiction, which is the court of first and last resort, not excluding my **"Good Faith (Oxford) Doctrine"** by my conclusive Honorable "Bill of Rights."

(19) This Statute Staple Securities Instrument is not set forth to threaten, delay, hinder, harass, or obstruct, but to protect guaranteed Rights and Protections assuring that at no time my Unalienable Rights are *ever* waived or taken from me against my will by threats, duress, coercion, fraud, or without my express written consent of waiver. None of the statements contained herein intend to threaten or cause any type of physical or other harm to anyone. The statements contained herein are to notice any persons, whether real or corporate, of their potential, personal, civil, and criminal liability if and when they violate my Unalienable Rights as protected by the original Constitution of 1787, adopted circa 1791, and/or the Honorable "Bill of Rights." A bona fide duplicate of this paperwork is safely archived with those who testify under oath that it is my standard policy to ALWAYS present this notice to *any* public or private officer attempting to violate me and my rights. It is noted on the record that by implication of said presentment, this notice has been tendered by way of certified mail to CALIFORNIA SECRETARY OF STATE DEBRA BOWEN. This is prima facie evidence of your receipt and acceptance of this presentment in both your corporate and individual capacity, jointly and severally for each and all governmental, political, and corporate bodies. Any other individuals who have been, are, or hereafter become involved in the instant actions or any future actions against me shall only correspond to me in writing while signing under penalty of perjury pursuant but not

limited to Title 28 U.S.C.A. § 1746. This document is now on record in the Register of Deeds Office in ALAMEDA COUNTY, CALIFORNIA, supra.

PAGE EIGHT LEGAL NOTICE AND DEMAND

SUMMATION

(20) Should you move against me in defiance of this presentment, there is no immunity from prosecution available to you or to *any* of your fellow public officers, officials of government, judges, magistrates, district attorneys, clerks, or *any* other persons who become involved in the instant actions, or *any* future actions, against me by way of aiding and abetting. Take due heed and govern yourself accordingly. Any or all documents tendered to me, lacking bona fide ink signatures or dates per title 18 U.S.C.A. § 513-514, are counterfeit security instruments causing you to be liable in your corporate and individual capacity by fraudulent conveyance now and forevermore. If and when you cause any injury and/or damages to the Natural Man or Woman Secured Party by violating any of the rights, civil rights, privileges, or any terms herein, you agree to voluntarily, with no reservation of rights and defenses, at the written request of the Natural Man or Woman Secured Party, surrender, including but not limited to, any and all bonds, public and/or corporate insurance policies, and CAFR funds as needed to satisfy any and all claims as filed against you by the Natural Man or Woman Secured Party. This applies to any and all agents, or representatives, individually and severally, of the "UNITED STATES" or any of the subdivisions thereof, as described herein.

NOTICE TO AGENT IS NOTICE TO PRINCIPAL AND NOTICE TO PRINCIPAL IS NOTICE TO AGENT

(21) This document cannot be retracted by *any* employee, agent, representative, or officer of the court, or any individuals, excluding the Natural Man or Woman Secured Party on this registered document, for one hundred years from date on this legally binding **Statute Staple Securities Instrument.**

Attention: All Agents, Representatives, or Officers, or such as, of the "UNITED STATES" or its subdivisions including local, state, federal, and/or international or multinational governments, corporations, agencies, and the like: You have thirty (30) days to rebut any portion of this document, or you stand in total agreement. Non response is agreement. Partial response is agreement. Rebuttal must be in written form with legal/lawful, verified, certified documentation in law, with copies of said law enclosed. This documentation must be provided under penalty of perjury. **Notice to Agent is Notice to Principal. Notice to Principal is Notice to Agent. Ignorance of the law is no excuse.**

PAGE NINE LEGAL NOTICE AND DEMAND

(22) All other corporations including but not limited to telephone companies, cable companies, utility companies, contractors, builders, maintenance personnel, investors, journeymen, inspectors, law enforcement officers, officers of the court, manufacturers, wholesalers, retailers, and all others, including all persons, are bound by all paragraphs, terms, and conditions herein regardless of nature of limited liability corporations or affiliations as "DBA's," "AKA's," incorporations, or any types of businesses in commerce as deeded by this securities agreement and decree.

(23) YOU ARE NOTICED having been given knowledge of the law and your personal financial liability in event of *any* violations of my rights and/or being. This **Statute Staple Securities Instrument** now in your hand constitutes timely and sufficient warning by good faith, notice, and grace.

(24) Dated this 22nd day of May, 2009, in the year of our Lord, two thousand nine. This contract being of honor is presented under the "**Good Faith (Oxford) Doctrine.**" I accept the Oath of Office of all officers of the court, including but not limited to the clerk of the court; all judges and attorneys from all jurisdictions; all local, state, federal, international law enforcement officers, and all agents of the "UNITED STATES" or any subdivisions thereof.

(25) Any agent, law enforcement officer, employee, contractor, representative, or the like of the "UNITED STATES" or any of its subsidiaries or sub-corporations, SHALL NOT ENTER, AT ANY TIME, FOR ANY REASON, ANY PROPERTY AT WHICH I AM LOCATED, or LEASE, OWN, or CONTROL, WITHOUT MY EXPRESS WRITTEN PERMISSION. Violation of this notice will be considered criminal trespass and will be subject to a $2,000,000.00 (Two Million) lawful US Silver dollar penalty plus damages, per violation, per violator.

PAGE TEN LEGAL NOTICE AND DEMAND

(26) Attention: Any and all lending institutions, brokerage firms, credit unions, depository institutions, insurance agencies, credit bureaus, and the officers, agents and employees therein: You have now been notified of the law as to your corporate and individual financial liability in the event of any violations upon the rights and/or being of Heidi De Los Reyes. This **Statute Staple Securities Instrument** constitutes timely and sufficient warning by Good Faith Notice of your liability regardless of your political affirmations. All penalties contained herein will be subject to a penalty increase of one million dollars per day, plus interest, while there is any unpaid balance for the first thirty (30) days after default of payment. This penalty will increase by 10% per each day until balance is paid in full, plus 18% annual interest, beginning on the thirty- first (31st) day after default of payment. All penalties in this document are assessed in lawful money and are to be paid in one troy ounce US Silver Dollars that are .999 fine silver or equivalent par value if paid in legal tender or fiat paper money. Par value will be determined by the value established by a one troy ounce .999 fine silver coin at the US MINT, or by law, whichever is higher value at the time of the incident. Any dispute over the par value will be decided by the Secured Party, or his designee. All definitions in Attachment "B" are included as a part of this contract and will be applied as written herein. Any dispute of any definition will be decided by the Secured Party. There is no contradiction of terms as written within the confines of this title pursuant to the "Constitution for the united States of America." If any contradiction is found, the meaning will be determined by the Secured Party. Definitions as they apply to this contract are enclosed in Attachment "B" and are included as a legal part of this contract.

LS: Heidi De Los Reyes

Heidi De Los Reyes, Secured Party Creditor

PAGE ELEVEN LEGAL NOTICE AND DEMAND

Name: Heidi De Los Reyes, Secured Party Creditor

Country: The "united States of America"

All property belonging to the Debtor belongs to the Secured Party. See Attachment "A."

LEGAL LAND DESCRIPTION

22493870003

NOTICE TO ALAMEDA COUNTY REGISTER OF DEEDS CLERK

(27) Pursuant to Title 18 U.S.C., chapter 101 § 2071(b), "Whoever, having the custody of any such record, proceeding, map, book, document, paper, or other thing, willfully and unlawfully conceals, removes, mutilates, obliterates, falsifies, or destroys the same, shall be fined under this title or imprisoned not more than three years, or both; and shall forfeit his office and shall be disqualified from holding any office under the United States." After thirty (30) calendar days, you may not rebut this contract.

(28) SUBSCRIBED AND AFFIRMED: On this 22nd day of May, 2009 AD, before me appeared Heidi De Los Reyes, known to me or proved to me on the basis of satisfactory evidence to be the woman whose name is subscribed on this **Statute Staple Securities Instrument**. Witnessed by my hand and official stamp, signed, sealed, and delivered by hand or by private, registered, or certified mail, drafted by the above Secured Party Creditor with attached property description.

NS: ______________________________
Signature of Notary Public

NOTARY SEAL

We, the undersigned witnesses, do hereby swear or affirm that it is the policy of Heidi De Los Reyes to present this "LEGAL NOTICE AND DEMAND" to all law enforcement officers, agents, or representatives of the "UNITED STATES" anytime that she has any interaction with them.

LS: Heidi A. De Los Reyes
First Witness

LS: ______________________________
Second Witness

LS: Lynda Li
Third Witness

2249387003

ATTACHMENT "B" - DEFINITIONS

1. **Unlawful Arrest**: Means restricting a man or woman's right to move about freely without the proper use of a lawful 4th amendment warrant signed by a judge of competent jurisdiction while under oath. This includes unnecessary use of restraint devices, traffic stops, raids, or any other type of interaction, when an officer is presented with and ignores a "Notice and Demand," "Public Servants Questionnaire," "Right to Travel" Documents, or other documents notifying the officer of the sovereign, lawful rights of the Natural Man or Woman Secured Party, created by God, who is not to be confused with the Corporate Fiction "Strawman" which was created by the state. This includes arrest when a Natural Man or Woman Secured Party is incarcerated for refusing to sign any citation; arrest due to contempt of court when he or she is not violent or a physical threat to the court; arrest by Internal Revenue Service for failure to produce books, records, or other documents; arrest and refusal of Habeas Corpus; arrest for conspiracy of any kind without lawfully documented affidavits from at least three (3) eye witnesses, signed under oath and penalty of perjury.
2. **Illegal Arrest**: Means same as above item # 1, "**Unlawful Arrest.**"
3. **Unlawful Detention**: Means restraining a Natural Man or Woman Secured Party's freedom of movement, and/or Right to Travel, against his will for more than sixty (60) seconds without a properly authorized lawful 4th amendment warrant signed by a judge of competent jurisdiction while under oath. This includes routine traffic stops, raids, random identification checks, security checks, only after the officer, agent, or representative has been notified by the Natural Man or Woman Secured Party of his status and after the officer has been given documents to prove said status, along with up to ten (10) minutes for officer to examine said documents.
4. **Unlawful Distraint**: Means seizure or taking of any property that is lawfully owned or in possession of the Natural Man or Woman Secured Party without proper probable cause, and/or due process, and lawful 4th amendment warrant. This includes any seizure by any officer, agent, representative, in any capacity, or relationship with the "UNITED STATES" or any of its agencies, contractors, subdivisions, subsidiaries, or the like.
5. **Lawful 4th Amendment Warrant**: Means a warrant that follows the provisions of the 4th amendment to the original "Constitution for the united States of America." This warrant must not deter from the exact procedures as outlined by the 4th Amendment.
6. **Right to Speedy Trial**: Means trial will commence within 90 days of the date of arrest.
7. **Interstate Detainer**: Means the same as unlawful detainer as when involving a Natural Man or Woman Secured Party and involving more than one agency or state of the corporation, or any representative, agent, or officer who has any agreement with, contract with, or permission to act on behalf of any municipal corporation of the "UNITED STATES" or any subsidiary or sub-corporation thereof.
8. **Unlawful Restraint**: Means any action by any officer, agent, representative, contractor, associate, officer of the court, or the like, to prevent, coerce, intimidate, hinder, or in any way limit the right of a Natural Man or Woman Secured Party from any type of freedom of legal/ lawful speech, travel, movement, action, gesture, writing, utterance, or enjoyment of any right or privilege that is commonly enjoyed by any member of the public, or any Sovereign.
9. **Freedom of Speech**: Means the right to speak open and plainly without the fear of reprisal. This includes the right of a Natural Man or Woman Secured Party to speak at hearings and trials, before magistrates, judges, officers of the court, agents, representatives, or the like, of the "UNITED STATES." It also means that no attempt to suppress this right will be made by any officer of the court or of the "UNITED STATES" corporation. No judge or officer of any court or tribunal will threaten contempt of court for free speech by any Natural Man or Woman Secured Party.
10. **US Dollars**: Means the currently recognized medium of exchange as used by the general public at the time of offense, at par value, equal to a one ounce silver dollar equivalent per each dollar unit, as represented in a claim. All claims and damages will be paid at par value as indicated. Par value will be established by written law or the value established by the US MINT, whichever is higher at the time of the offense, for the purchase of an official, one troy ounce, 999 fine silver coin.

LEGAL NOTICE AND DEMAND – ATTACHMENT "B"- DEFINITIONS

11. **Obstruction of Justice**: Means any attempt by any officer of the court or representative of any agency that represents the "UNITED STATES," or any of its subdivisions, agencies, contractors, etc., to deprive, hinder, conceal, coerce, or threaten a Natural Man or Woman Secured Party in an attempt to prevent any and every opportunity to legally/lawfully defend himself by attempting to produce and file lawful documents and or testimony to agents, officers, judges, magistrates, the court, clerk of the court, representatives, or investigators in order to settle any legal/lawful controversy. This also includes any attempt by a judge or officer of the court to hinder the Natural Man or Woman Secured Party from filing, recording, admitting, presenting, discussing, questioning, or using any evidence, document, paper, photographs, audio and/or video recordings, or any other type of evidence that he desires to submit as evidence in any type of court proceeding. The determination of what is evidence and what will be admitted is to be solely determined by the Natural Man or Woman Secured Party. Any evidence will be tried on merits of the lawful content and validity. Any judge or officer of the court who attempts to suppress or dismiss legal or lawful evidence will voluntarily surrender all bonds, insurance, property, corporate property, bank accounts, savings accounts, or any corporate property of value to the Natural Man or Woman Secured Party upon written demand and surrender all rights to and defenses against said property. This also includes evidence that is supported by case law. This includes attempts by any officer of the court to make motions, to issue orders such as gag orders, or to use any other means of keeping information suppressed from the public or the official record. The determination of whether the acts of the court are an attempt to suppress evidence will be solely determined by the Natural Man or Woman Secured Party. This also includes the provision as indicated in item # 18 "**Racketeering**."
12. **Excessive Bail**: Means any amount of bail set at an unreasonable rate as per the 8th amendment of the "Constitution for the united States of America." This also means bail in excess of the amount of the fine, penalty, or penal sum that is associated with the alleged crime committed. This also means that if a Natural Man or Woman Secured Party has lived as an upstanding member in a community or area for more than one year, works a regular job, or is a member of or involved with a church group, civic group, community enterprise, or can produce at least two affidavits from members of his community or area stating that he is involved with his community, he cannot be held without bail as a flight risk or a threat to society. If the Natural Man or Woman Secured Party can produce at least four (4) affidavits stating that he lives, works, and is involved in his community, or the prior community in which he lived, he must be released on his own recognizance without any bail required. This provision does not apply to anyone charged with rape, murder, or violent crimes.
13. **Cruel and Unusual Punishment**: Means physical violence of any type or form that is used against a Natural Man or Woman Secured Party and that causes invisible or undetectable or visible physical injury, e.g., marks, scrapes, scratches, bruises, abrasion, avulsions, fractures, sprains, restraint marks, dislocations, punctures, cuts, loss of blood, loss of body fluids, etc. This includes any other type of physical stress to the body or any chemically- induced, altered mental state of the Natural Man or Woman Secured Party. This also includes any attempt to incarcerate; restrain; question; detain; withhold food when requested; withhold drink when requested; withhold medications as requested; withhold use of bathroom facilities and supplies when requested; withhold reading and writing materials; withhold communication with friends, family, legal counsel, and religious counsel; withhold proper clothing as needed for comfort; withhold blankets when requested; withhold hot and cold water for showers; withhold freedom when requested. This also includes ridicule, coercion, threats, verbal insults, rude and offensive language, veiled threats, or any other type of mental stress or anguish.
14. **Conspiracy**: Means the cooperation of two or more persons working together to restrict, suppress, inhibit, or in any way deprive a Natural Man or Woman Secured Party of any right, benefit, or privilege that would ordinarily be offered by the "Constitution for the united States of America" and the Honorable "Bill of Rights" to any member of the general American public, or to a Sovereign. This also includes the provisions in item # 18, "**Racketeering**."
15. **Victim**: Means any Natural Man or Woman Secured Party who has received direct damages to himself or his property as the result of an unlawful or illegal act by another.

16. **Victimless Laws**: Means any law that is passed or presumed to be passed that creates a violation of law in which no Natural Man or Woman Secured Party has been damaged. This includes any statute, ordinance, regulation, policy, or color of law provision. These types of laws will not be used in any action, of any kind, against any Natural Man or Woman Secured Party.
17. **Aiding and Abetting**: Means the efforts of any officer, agent, or representative of the "UNITED STATES" or officer of the court to assist another of the same to hinder, coerce, restrict, resist, suppress, or deprive in any way, a Natural Man or Woman Secured Party from receiving any and all rights, benefits, or privileges, as provided by the "Constitution for the united States of America," and/or the Honorable "Bill of Rights," or that would normally be offered to the general American public, or to a Sovereign. This also includes the provisions as provided in item # 18 "**Racketeering**" and suppression of evidence.
18. **Racketeering**: Means any attempt by any two or more officers of the corporation to restrict, suppress, coerce, manipulate, inhibit, or in any way deprive a Natural Man or Woman Secured Party from receiving every right, benefit, or privilege that is outlined by the "Constitution for the united States of America," and/or the Honorable "Bill of Rights." This also includes any effort by the officers of the court to hinder in any way the introduction of evidence, law, facts, affidavits, statements, witness testimony, or any information that is considered relevant by the Natural Man or Woman Secured Party, or any attempt to prevent a jury from hearing this evidence. This also includes any attempt to prevent this evidence from being heard in a public forum and before any and all members of the general public, as many as can be accommodated by the main courtroom. All hearings, tribunals, or trials will be held in a public place; and any and all members of the general public will be allowed to attend, without restriction. This also includes questioning and/or interrogation by police officers before, during, and after an arrest.
19. **Federal Zone**: Means any land, property, building, area, zone, 911 zone, or postal zone that is presumed to be within the territorial jurisdiction of the "UNITED STATES" or any of its representatives as defined herein. This does not include any land, property, building, structure, dwelling, area, zone that is held by deed, title, warranty deed, contract, or any written or verbal agreement, or any such thing by a Natural Man or Woman Secured Party who is located outside of WASHINGTON, D.C., proper. All privately held properties of any type that are being held by any Natural Man or Woman Secured Party are excluded from any federal zone or any jurisdiction of any representatives of the "UNITED STATES" or any of its territories. This is fact and may be presented in any court by affidavit of any Natural Man or Woman Secured Party of interest involved in any interaction with the "UNITED STATES" or any of its representatives, as outlined in this contract.
20. **State**: Means any of the forty-eight areas known as states of the "united States of America" which is not the same as the "UNITED STATES" corporation. These forty-eight states are designated by Upper and Lower Case spelling of the name of each state, vs. UPPER CASE spelling. The ALL UPPER CASE NAME denotes a STATE that is a part of the "UNITED STATES" corporation, whereas the spelling of the Upper and Lower Case Name denotes that it is not a part of the "UNITED STATES." This will be determined by the Natural Man or Woman Secured Party as a condition of this contract. The Natural Man or Woman Secured Party will also determine whether or not his state is a part of the jurisdiction of the "UNITED STATES"; and his decision shall not be challenged by any representative of the "UNITED STATES." The Natural Man or Woman Secured Party will determine if the alleged offense occurred within the limits of the "UNITED STATES." A violation of this provision will be Unlawful Determination and punishable as indicated by this contract agreement.

21. **Trespassing/Trespass:** Means the entry into or onto the domain, property, residence, area, location, grounds, dwellings, buildings, barns, sheds, caves, structures, lands, storage areas, tunnels, automobiles, trucks, safe houses, underground shelters, automobiles, motor vehicles, recreational vehicles, boats, planes, trains, ships, containers, vans, heavy equipment, farm implements, culverts, driveways, trees, yards, real property, real estate, land, etc., of the Natural Man or Woman Secured Party without his express written permission, or without a lawfully executed (4th) amendment warrant. Any and all agents or representatives of the corporation will fully and completely observe any and all protections as outlined in the "Constitution for the united States of America" and/or the Honorable "Bill of Rights." Any personal *property that is damaged, lost, stolen, or misplaced, etc., will be recoverable as indicated in this Notice and Demand* document. I solemnly swear and affirm that I do not have any illegal contraband on my property; I have never had any illegal contraband on or around my property and never will. Any contraband, if it is found on my property, would have been placed there by the officers or agents during the time of trespass. I simply do not allow it on my property. Contraband or illegal items if they are found in a search do not belong to me and may not be used in any attempt in any claim against me. Any and all officers, agents, and representatives of the corporation will be held individually liable for the full amount of damages as outlined in this Notice and Demand document for trespassing.
22. **Natural Man or Woman Secured Party**: Means any flesh and blood, living, breathing Man or Woman, created by God, who notifies any representative of the corporation, verbally or in writing, that he is a Sovereign, Non "UNITED STATES" corporate citizen, Freeman or Freewoman, and not subject to the jurisdiction of the corporation or any of its representatives. This is not to be confused with the Fictitious Legal Entity that was created by the state and is represented by an ALL CAPITAL LETTER NAME. Any attempt to notify any officer, agent, or representative of the status of the Natural Man or Woman Secured Party will be sufficient notice. Sufficient notice will be determined by oath, statement, or affidavit by the Natural Man or Woman Secured Party, and the validity of such will not be challenged by any officer of the court.
23. ***County or City**: Means any subdivision of any state of the "united States of America." This subdivision excludes any* jurisdiction, zone, or territory of the "UNITED STATES" corporation that is described by the Natural Man or Woman Secured Party in ALL CAPITAL LETTERS. Any dispute over any errors contained in spelling or grammar will be resolved at the discretion of the Natural Man or Woman Secured Party and will not be challenged by any representative of the corporation.
24. **Agency, Entity, Department, Subdivision, Subsidiary, Contractor, Employee, Inspector, Investigator, Organization, Officer, Agent, Authorized Representative, Policeman, Participant**: Means any person, corporation, or entity of any kind which works for, is compensated all or in part by, receives funds from, collects funds for, contracts with, receives any benefit from, receives any privilege from, participates with, has allegiance to, or in any way has a relationship with the "UNITED STATES" or any of its subsidiaries, sub-corporations, departments, or agencies, etc.
25. **Contract**: Means any agreement in writing that has been offered for review and acceptance by another party wherein the offering party has ten (10) days or more, or as stipulated in the contract, to review, respond, accept, or rebut any provisions of the contract as indicated in the contract. Non response on the part of the receiving party or agent of the receiving party will be a lawful offer and acceptance of all the terms and conditions contained in said contract. Rebuttal by the receiving party of any provision of the contract by any other means than is indicated in the contract will be non response. Return of the contract unopened and/or without review will be acceptance of all conditions of said contract. Recording the contract with the clerk of court or any public records officer will be a lawful offer and notification and will be presentment to all officers of the court in that state or county. **Notice to Agent is Notice to Principal. Notice to Principal is Notice to Agent.**
26. **False Imprisonment**: Means any attempt by any officer of the court or corporation to incarcerate any Natural Man or Woman Secured Party against his will and/or against any and all protections of the laws and provisions of the "Constitution for the united States of America" and/or the Honorable "Bill of Rights."

27. **Representative**: Means any agent, agency, department, officer, investigator, entity, subsidiary, sub-corporation, contractor, employee, inspector, individual, or corporation that has any affiliation or association with, collects or distributes funds for, does any task for, receives any benefit or privilege from, of, or for the "UNITED STATES." This includes anyone or anything that represents the interests of, or is being funded by, or receives funds from, or has any attachment to the "UNITED STATES" or any of its subdivisions or sub-corporations.
28. **Corporation**: Means any representative, agency, sub-corporation, contractor, or any person or entity that is employed by, receives or distributes funds for, receives any benefit or privilege from, or has any relationship of any kind with the "UNITED STATES" corporation.
29. **Interpretation**: Means if any conflict arises concerning the definition of any of the terms and/or conditions of this contract, the conflict concerning the meaning of the term or condition will be decided by the Natural Man or Woman Secured Party. His decision will be final and not subject to review or argument. No liability or penalty will be incurred by the Natural Man or Woman Secured Party due to his interpretation of such terms and or conditions.
30. **Corporate Capacity**: Means acting for, or on behalf of, a corporation, or government entity, while under law or color of law.
31. **Legal Counsel**: Means anyone that a Natural Man or Woman Secured Party chooses to have as legal assistance of counsel, whether counsel is licensed or not, or a member of the Bar Association. Counsel may assist, represent, speak on behalf of, write cases for, or perform any act in or out of court for the Natural Man or Woman Secured party without any hindrance, threat, prosecution, charge, repercussion, etc., from any officer of the court, or representative of the "UNITED STATES" corporation, or any representative, officer, or agent thereof.
32. **Abuse of Authority**: Means anyone who denies, withholds, refuses, deprives, limits, inhibits, counteracts, conceals any right, benefit, protections, or privilege, as protected by the "Constitution for the united States of America" and/or the Honorable "Bill of Rights." This includes arrest or detainment without documented evidence that a lawful crime has been committed by the Natural Man or Woman Secured Party. This includes use of restraint devices on a Natural Man or Woman Secured Party and/or physical abuse that makes or does not make any marks, scars, cuts, abrasions, or the like. This also includes denial of lawful Due Process, Habeas Corpus, Excessive Bail, Unlawful Arrest, Unlawful Detention, or the like, as outlined in this contract.
33. **Verbal Abuse**: Means the use of offensive and/or threatening, spoken words, body language, and non-verbal gestures or actions by any representative of the corporation as defined herein upon a Natural Man or Woman Secured Party. If a controversy arises about an incident, the version told by the Natural Man or Woman Secured Party will be accepted as truth and will not be contested.
34. **Assault and Battery with Weapon**: Means any actual, threatened, or perceived use of any weapons, by any representative of the "UNITED STATES" corporation, against the Natural Man or Woman Secured Party or his, that creates an atmosphere of fear for the Natural Man or Woman Secured Party. This includes non lethal weapons such as tazers, stun guns, mace, pepper spray, any chemical used to incapacitate, rubber bullets, shock force weapons, electronic weapons, or any other type of weapon that may be used to control or to create fear. If a conflict arises about the events, the version told by the Natural Man or Woman Secured Party will be accepted as truth and will not be contested.
35. **Unfounded Accusations**: Means any accusation, charge, or claim, civil or criminal or in admiralty, that is alleged or made by any representative of the "UNITED STATES" corporation as defined herein that is not proven by written, documented evidence presented under oath and penalty of perjury by an authorized agent or representative of the corporation. The accuser has eight (8) hours to provide said documents to be reviewed and to put them into the possession of the Natural Man or Woman Secured Party; and failure to do so will be Unfounded Accusations and subject to the penalties contained herein.

LEGAL NOTICE AND DEMAND – ATTACHMENT "B"- DEFINITIONS

36. **Encroachment**: Means to invade, intrude, or in any way prevent a Natural Man or Woman Secured Party the full and complete use of property, including trespass or impeding ingress or egress to the property of a Natural Man or Woman Secured Party; and to limit the ability of a Natural Man or Woman Secured Party to freely access, claim, hold, possess, use, convey, sell, rent, lease, barter, exchange, or in any way make full and unfettered use of his property. This includes the application of unlawful liens and encumbrances of any and all property including wages; salaries; stocks; bonds; bank accounts (foreign or domestic); savings accounts; contents of safety deposit boxes; gold; silver; notes; insurance funds; annuities; retirement accounts; social security benefits; motor vehicles; automobiles; recreational vehicles; land; real estate; homes; structures; roads; driveways; personal property of any kind that is held by title, deed, contract, agreement (written or verbal), or is in possession of a Natural Man or Woman Secured Party. This includes, but is not limited to, traffic stops; searches of vehicles; home invasion; confiscation of any lawful property owned by, in possession of, or under the control of the Natural Man or Woman Secured Party.
37. **Assault and Battery without a Weapon**: Means the verbal abuse or physical contact, of any kind, upon a Natural Man or Woman Secured Party without his express voluntary written consent. If a conflict arises about the facts involving the incident, the version as told by the Natural Man or Woman Secured Party will be accepted as truth, without question, and will not be contested.
38. **Abuse of Due Process**: Means any action against a Natural Man or Woman Secured Party, when said action does not abide by all the rights and defenses contained in or represented by the "Constitution for the united States of America" and/or the Honorable "Bill of Rights." This includes any charge, or claim, civil or criminal, or in admiralty, that is alleged or made by any representative of the "UNITED STATES" corporation.
39. **Denial of Due Process**: Means any attempt by any officer of the court and or corporation to deny, deprive, restrict, prevent, or in any way inhibit the proper Due Process to any Natural Man or Woman Secured Party as outlined in the "Constitution for the united States of America" and/or the Honorable "Bill of Rights." Any public law, statute, regulation, ordinance, home rule, etc., that is incompatible with the aforementioned Constitution and/or Honorable "Bill of Rights" is null and void and will not be used in any action against any Natural Man or Woman Secured Party.
40. **Unlawful Detainer**: Means any attempt by any officer of the court or representative of the corporation to arrest, check, hinder, delay, possess, hold, keep in custody, restrain, retard, stop, withhold a Natural Man or Woman Secured Party without affording him every protection as outlined by the "Constitution for the united States of America" and/or the Honorable "Bill of Rights." Any public law, statute, regulation, ordinance or the like will be null and void and will not be used in any action in which a Natural Man or Woman Secured Party is involved.
41. **Reckless Endangerment**: Means any attempt by any officer of the court or corporation as defined herein to endanger, attempt or threaten to attempt to endanger the life or property of any Natural Man or Woman Secured Party. This includes dangerous driving in a car, use or threatened use of lethal or non lethal weapons or chemicals, improper use of restraint devices, use of restraint devices on a non-combative Natural Man or Woman Secured Party. If a conflict arises as to whether or not reckless endangerment has occurred, the version of the Natural Man or Woman Secured Party will be considered as truth.
42. **Failure to Respond**: Means any attempt by any officer or representative of the corporation to ignore, inhibit, withhold, delay, or deny a request for information from a Natural Man or Woman Secured Party.
43. **Failure to Charge within Forty Eight (48) Hours**: Means any attempt by any officer or representative of a corporation to delay, inhibit, prevent, or in any way stop a Natural Man or Woman Secured Party from being lawfully charged by the court within forty eight (48) hours of arrest

LEGAL NOTICE AND DEMAND – ATTACHMENT "B"- DEFINITIONS

44. **Failure to Identify**: Means any time a Natural Man or Woman Secured Party has interaction with any officer or representative of the court or corporation, the officer or representative must, upon request of the Natural Man or Woman Secured Party, provide proper identification, written proof of authority, state what his business is with the Natural Man or Woman Secured Party, complete a "Public Servants Questionnaire" in advance of arrest or detention, provide documentation properly identifying the officer or respondeat superior's name and contact information, and any other relevant information as requested by the Natural Man or Woman Secured Party. The officer may not detain the Natural Man or Woman Secured Party for more than ten (10) minutes while he obtains and provides this information.
45. **Counterfeiting Statute Staple Securities Instruments**: Means any attempt by any officer or representative of a corporation to copy, duplicate, replicate any document that has "Statute Staple Securities Agreement" typed, printed, or hand written anywhere on the document, without the express, written, voluntary permission of the document's owner who is the Natural Man or Woman Secured Party who filed said document in the public record, or is in possession of said document, or who is the maker of said document. If a dispute about permission to duplicate arises, the statements of the Natural Man or Woman Secured Party will be accepted as fact without question and will not be contested.
46. **Coercion or Attempt to Coerce**: Means any attempt by any officer or representative of a corporation to threaten, intimidate, deprive, conceal, or in any way prevent a Natural Man or Woman Secured Party from receiving and/or enjoying any right or privilege that is granted, outlined, or secured by the "Constitution for the united States of America" and/or the Honorable "Bill of Rights," or allow another to do so.
47. **Purchase Price**: Means the new replacement costs of items of property at the time of replacement. This includes locating, packing, shipping, handling, delivery, set up, installation, and any other fee associated with total replacement of property.
48. **Destruction of Property**: Means any alteration, damage, deprivation, defacing, removing, changing, breaking, separating, removing parts from, erasing of files from, throwing, shooting, kicking, stomping, smashing, crushing, or the like of any property belonging to or in possession of the Natural Man or Woman Secured Party.
49. **Deprivation of Rights or Property**: Means the concealment of, keeping from, hiding of, obstructing of any rights, property, or privileges that are outlined or protected by the "Constitution for the united States of America" and/or the Honorable "Bill of Rights."
50. **Concealment**: Means withholding or keeping information, that should normally be revealed, about property and/or rights from a Natural Man or Woman Secured Party. This includes keeping evidence or law from a jury that could favorably alter the outcome of a case to the benefit of the Natural Man or Woman Secured Party. No officer of any court or representative of any corporation may conceal any law and/or any evidence of any kind that is considered relevant by the Natural Man or Woman Secured Party, and/or fail to disclose any law that benefits the Natural Man or Woman Secured Party.
51. **Defacing**: Means the changing or altering the appearance of an item. This also includes changing or altering the meaning of laws, rights, property, documents, or any other thing that has value as determined by the Natural Man or Woman Secured Party.
52. **Constitution**: Means, for the purpose of this contract, "The Constitution for the united States of America" circa 1791, as opposed to the "Constitution of the UNITED STATES" corporation circa 1868.
53. **Bill of Rights**: Means, for the purposes of this contract, the original, Honorable "Bill of Rights" circa 1791.
54. **Rights and Defenses**: Means one's legal and/or lawful right and/or ability to defend himself in any action. Upon agreement, the defendant in an action may give up his right to defend himself in a given action. This includes tacit agreement or agreement by default; and the Natural Man or Woman Secured Party is never the defendant.

22493870003

LEGAL NOTICE AND DEMAND – ATTACHMENT "B"- DEFINITIONS

55. **Willingly**: Means that a Natural Man or Woman Secured Party is in full knowledge, understanding, agreement, and full consent, at all times, without fear of reprisal, threat, or coercion, during any interaction in which he is involved with any agent, officer, or representative of any court or corporation, including incorporated governments.
56. **Individual Capacity**: Means acting on one's behalf to do a thing. The officer, representative, agent, or the like may be acting under law or color of law and go outside of the capacity of the law and take on a personal liability.

57. **Artificial Person**: Means a fictitious entity that was created by the state for transacting commerce. This Artificial Man or Strawman is represented by the ALL CAPITAL LETTER NAME that appears to be spelled the same as the name of the Natural Man or Woman. When the Artificial Person is used in commerce by the Natural Man or Woman Secured Party, it is a transmitting utility.
58. **Agreement**: Means any contract which is expressed in writing by letters or marks, or expressed orally in spoken words or utterances by a Natural Man or Woman Secured Party. Any question of any agreement or contract will be resolved by an affidavit from the Natural Man or Woman Secured Party. His affidavit will be considered fact in any action or dispute, without question by any officer, agent, or representative of any corporation including incorporated governments.

59. **Unlawful Determination**: Means any statement, speech, gesture, writing, presentment, or the like that suggests an idea that negatively represents the character, actions, plans, procedures, customs, ways of a Natural Man or Woman Secured Party, or group of Natural Men or Women Secured Parties, that is not proven by documented, authorized, certified, evidence, on and for the record under penalty of perjury. This includes off color statements, accusations, or remarks by a judge or other officer of the court and any other representative of any corporation including incorporated governments.
60. **Statute Staple Securities Instrument**: Means an edict or proclamation from a Natural Man or Woman Secured Party.
61. **Clerk of the Public Record**: Means any clerk who records or files documents in the public record who is employed by a city, county, state, municipality, federal government, and/or international, multi-national, or multi-jurisdictional corporation, including incorporated governments.
62. **Public Record**: Means any document or record that is filed or recorded into the public record by the Natural Man or Woman Secured Party. For example, when this document is recorded at a Register of Deeds Office, it becomes a public record.
63. **Presumption**: Means legal assumption or inference that places the burden of proof or burden of production on the other party, but never on the Natural Man or Woman Secured Party. No presumption shall prevail against the Natural Man or Woman Secured Party without lawful, documented evidence that supports the presumption which is certified by the officers of the court, on and for the record under penalty of perjury.
64. **Unalienable Rights**: Means Natural Rights given by God as acknowledged by the Law of Nations and incorporated into the "Bill of Rights," such as, but not limited to, Right to Bear Arms; Freedom of Speech; Right to Trial by a Jury of one's Peers; Right to Due Process; Right of Habeas Corpus; Right to be Exempt from Levy as a Natural Man or Woman Secured Party Creditor; Right to be Secure in One's Private Papers and Effects.
65. **Right to Travel**: Means the right to freely move about and/or control any type of craft by whatever means, via land, sea, or air, without any interference by any officer, agent, employee, attorney, or judge that in any manner willfully causes adverse affects or damages upon the Natural Man or Woman Secured Party by an arrest, inhibition, detainment, restraint, deprivation, prevention, etc.
66. **Disrespect**: Means anything said or written to any Natural Man or Woman Secured Party, about him or his, that he does not like, including body language, or anything that makes him or any reasonable man uncomfortable or fearful.

LEGAL NOTICE AND DEMAND – ATTACHMENT "B"- DEFINITIONS

67. **The Placing or Filing of an Unlawful Lien, Levy, Garnishment, or Attachment**: Means any attempt by any officer, agent, or representative of a corporation to place a lien, levy, garnishment, or attachment on the property or collateral of a Natural Man or Woman Secured Party, herein referred to as Secured Party. Any said officer, agent, or representative must first prove his authority to do so by lawfully documented evidence, furnishing all documents, forms, and papers as necessary to prove his authority to do so to a neutral, Three (3) Notary Panel, hereinafter referred to as The Panel, selected by the Secured Party. Said officer, agent, or representative must guarantee in writing that the officer, agent, or representative signing said documents will be personally liable for any damages due to his unlawful and/or illegal actions. He must supply bonds or other lawful funds to be held in trust by The Panel until The Panel determines if any actions of the officer, agent, or representative have violated any laws or caused damage to the Secured Party. The Panel will have the sole power to determine if any damage has occurred and will release the funds according to The Panel's adjudication. The decision of The Panel will be final with no recourse. The surety bonds and/or funds held in escrow by The Panel must be at least four (4) times the estimated value of the property that is liened, levied, garnished, or attached. The assessment of value will be recorded via affidavit by the Secured Party and delivered to The Panel. The Panel's determination and the assessment thereof will be accepted as truth without question or recourse. Said officer, agent, or representative agrees to surrender, including but not limited to, any and all surety bonds, public and/or corporate insurance policies, CAFR funds, or corporate property as needed to satisfy any and all claims and/or assessments as filed against said officer, agent, or representative by the Secured Party. Said officer, agent, or representative agrees that any and all property or collateral with a current or existing lien will remain in the custody and control of the Secured Party until such time as a determination has been made by a jury of twelve of the Secured Party's Peers as defined herein. In the event that a jury of twelve of the Peers cannot be convened or has not been convened within sixty (60) days from the date of the order of the lien, levy, attachment, or garnishment, any action against the Secured Party shall be dismissed with prejudice; and every lien, levy, attachment, or garnishment shall be released within ten (10) days and all property rights restored, unencumbered. The officer, agent, or representative who has authorized said lien, levy, attachment, or garnishment agrees to surrender any and all surety bonds, public and/or corporate insurance policies, CAFR funds, or corporate property as needed to satisfy any and all claims and/or assessments as filed against said officer, agent, or representative by the Secured Party.
68. **Peer**: Means a Natural Man or Woman Secured Party who has recorded into the public record documents to prove his sovereign status.
69. **Ignore**: Means to refuse or in any way to deny a lawful request by the Natural Man or Woman Secured Party to have an officer, agent, or representative provide completed legal documents.
70. **Natural Man or Woman**: Means a flesh and blood, living, breathing, biological man or woman created by God, as represented by the Upper and Lower Case Name, including "Natural Man or Woman," or "Real Man," or "Real Woman," or "Real Man/Woman." This is not to be confused with the Fictitious Legal Entity that was created by the STATE and that is represented by the ALL CAPITAL LETTER NAME.
71. **Debtor**: Means the Fictitious Legal Entity that was created by the STATE and that is represented by the ALL CAPITAL LETTER NAME.

Archetype

Form: publici sui juris / Affidavit
Session: one supreme Court

Act of State
Reaffirmation of Character
And Renunciation of Attempted Expatriations

I, **Heidi De Los Reyes**, by International Common Law Registration, being of the age of majority, complete in my faculties, a natural born Divine creation, and a Private, Sentient, Sovereign within the constitutional Public survey boundaries within California, a Republic, of the constitutional Township, San Leandro, within the body of a constitutional county, Alameda, the proper jurisdiction of a Common Law thereto, do solemnly make this Reaffirmation of Character, pursuant to my absolute freedom of religion, of an Ambassador and Subject-Citizen of the Kingdom of Heaven under its King, Jesus the Christ; and an American Sovereign Citizen-Principal in good standing and Behavior, Public Minister (Ambassador), and "dominium" (absolute owner) inhabitant of the organic United States ("a more perfect union") under the Constitution for the united States of America (1791 to date) as ordained and established, with reservation of all Divinely created and inherent unalienable Rights/Privileges. It is, at the same time that I renounce and declare void, ab initio, any and all attempts (De Facto / Renegade / Corporate) by means of fictions or otherwise, of any changes in my lawful Citizenship Status to that of a Corporate Statutory / Military / Maritime / Admiralty / Fictitious "U.S. ... "plaintiff/defendant", "resident", "whoever", "taxpayer", "driver",



SECRETARY OF STATE

Requested for use in United Kingdom of Great Britain.
Not for use within the United States of America.

The purpose of the Apostille is to certify the authenticity of the signature of the official signing the document, the capacity in which the official signing the document has acted, and, where appropriate, the identity of the seal or stamp.

APOSTILLE

(Convention de La Haye du 5 octobre 1961)

1. *Country: United States of America*
   This public document
2. *has been signed by Patrick O'Connell*
3. *acting in the capacity of County Clerk, County of Alameda, State of California*
4. *bears the seal/stamp of the County of Alameda, State of California*

CERTIFIED

5. *At San Francisco,California*
6. *the 26th day of May 2009*
7. *by Deputy Secretary of State, State of California*
8. *No. 681064*
9. *Seal/Stamp:*



10. *Signature*

Debra Bowen
Secretary of State

BY________________

NP-24 A (REV 1-07) CSP 06 95602

22493870003



Archetype

Form: publici sui juris / Affidavit
Session: one supreme Court

Act of State
Reaffirmation of Character
And Renunciation of Attempted Expatriations

I, **Heidi De Los Reyes**, by International Common Law Registration, being of the age of majority, complete in my faculties, a natural born Divine creation, and a Private, Sentient, Sovereign within the constitutional Public survey boundaries within California, a Republic, of the constitutional Township, San Leandro, within the body of a constitutional county, Alameda, the proper jurisdiction of a Common Law thereto, do solemnly make this Reaffirmation of Character, pursuant to my absolute freedom of religion, of an Ambassador and Subject-Citizen of the Kingdom of Heaven under its King, Jesus the Christ; and an American Sovereign Citizen-Principal in good standing and Behavior, Public Minister (Ambassador), and "dominium" (absolute owner) inhabitant of the organic United States ("a more perfect union") under the Constitution for the united States of America (1791 to date) as ordained and established, with reservation of all Divinely created and inherent unalienable Rights/Privileges. It is, at the same time that I renounce and declare void, ab initio, any and all attempts (De Facto / Renegade / Corporate) by means of fictions or otherwise, of any changes in my lawful Citizenship Status to that of a Corporate Statutory / Military / Maritime / Admiralty / Fictitious "U.S. ...nsumer", "individual", "citizen", "citizen-subject", "plaintiff/defendant", "resident", "whoever", "taxpayer", "driver", ... owner", "debtor", et al, subject to the seizure of Alien Properties by the hypothecated, ...gislative/Military/Admiralty/Fictitious Democracy UNITED STATES, et al. Such corporations, fraudulent and non-existent include, but are not limited to, the UNITED STATES, U.S., STATE OF CALIFORNIA, COUNTY OF ALAMEDA, CITY OF SAN ...HEIDI DE LOS REYES , HEIDI A DE LOS REYES, or any variation thereof, xxx-xx-xxxx, etc. This doctrine of "Piercing the ...eil", with its "Instrumentality Rule", will serve Notice, (judicial, presidential or otherwise), that all acting as Corporate ..., whether by color of law or color of official right, are acting or have acted without the usual immunities afforded in judicial proceedings. For the peace of and safety of all Corporate officers, etc., as well as myself, I have identified all my ..., absolute properties ("Life, Liberty, and the Pursuit of Happiness"), until such times as the present De Facto / Renegade / ...government can make the necessary changes to its structure to insure the same. These identifications will list the ...al Record (Seal) Number (Apostille Number), as has been recognized, received, recorded, and issued by the De Facto / ...' Corporate government. As this number is the International registration, National authentication, and State certification Document of the United States of America, my Nations, and my Citizenships, as well as identification of all guaranteed, whether Public or Private, are and have been in Lawful possession of me. Any confiscation or seizure of any kind of any ...ranteed, Private or Public properties by any of the De Facto/Corporate officers, etc. will result in damages of Ten Million United States Treaty States, nation-state specie Money (United States Dollars silver) that being enumerated in Article I, ..., Clause 1 as "gold and silver coin" in the Constitution for the united States of America (1791 to date) to be multiplied by ...e damaging party(ies), but all those in concert and cause of action. This Declaration is made absolute by the enclosed ...the State of California), copy and pursuant to 15 Stat. Ch. 249 pg. 223 (1868), shall be made final, adopted, and accepted ...ctrines of Estoppel (by acquiescence), Law of the Record, (Apostille), Moral Obligation (peremptory mandamus), and the ... (380 U.S. 163; The Bible is law to be applied nationally); or upon the passing of a customary and reasonable time of ten ...ecutive calendar days from receipt of the service guaranteed U.S. Mail (Certified) or otherwise. It will be the President's ...ministerial duty to identify, restore, and correct any and all errors, injuries, wrongs, and damages at any time applied ...ached to Me pursuant to Congressional demand within 15 Stat. Ch 249. Dates: spiritual "In the Beginning" plus Six ...nouncement of Diplomatic Arrival: January 13, 1943

Heidi A. De Los Reyes

Me, American, Private, Christian, Sentient;
Sovereign; Divine Inhabitant within North America; within California, a Republic;
"within" a constitutional county and a constitutional township republic.

". . . at the mouths of two, or at the mouths of three the matter is established."
Deuteronomy 19:15

...ine, Sentient, and Common Law Witness — **Divine, Sentient, and Common Law Witness**

Archetype

...publici sui juris / Affidavit
...: one supreme Court

Act of State
Primary Signature Certification
(Convention de La Haye du 5 October 1961)
TIAS 10072, 33 UST 883, 527 UNTS 189, (Convention # 12)

...di A. de Los Reyes, do hereby certify the document enclosed to be a true, correct, complete and not misleading ... of the Archetype, containing the primary signature as sealed below. This notarization is for the purpose of signature ...raph) certification only, for foreign use (i.e., United States of America) of the U.S. originated document. This is pursuant to ...gue Conference on Private International Law dated October 5th, 1961, at the Convention Abolishing the Requirement of ...tion for Foreign Public Documents. It was on 15 October, 1981 in which the United States declared as being a signatory to ...nvention, and this procedure is required for the legalization of administrative/judicial documents as herein enclosed.

...tate of California — **Acknowledged before me the** 26th **day of** May **2009 A.D.**
...ounty of

...di A. de los Reyes — *...ant Citizen; Autograph*

Notary Signature


VIVEK CHANDER
COMM. # 1644...
NOTARY PUBLIC-CALIFORNIA
ALAMEDA County
My Comm. Exp. Feb. 10, 20..

...tile Number: ______________________
(applied manually upon issuance)

Reaffirmation of Character and Renunciation of Attempted Expatriation/Act of State

2249387 0003

Archetype

Form: publici sui juris / Affidavit
Session: one supreme Court

Act of State
Reaffirmation of Character
And Renunciation of Attempted Expatriations

I, **Heidi De Los Reyes**, by International Common Law Registration, being of the age of majority, complete in my faculties, a natural born Divine creation, and a Private, Sentient, Sovereign within the constitutional Public survey boundaries within California, a Republic, of the constitutional Township, San Leandro, within the body of a constitutional county, Alameda, the proper jurisdiction of a Common Law thereto, do *solemnly make this Reaffirmation of Character, pursuant to my absolute freedom of religion, of an* Ambassador and Subject-Citizen of the Kingdom of Heaven under its King, Jesus the Christ; and an American Sovereign Citizen-Principal in good standing and Behavior, Public Minister (Ambassador), and "dominium" (absolute owner) inhabitant of the organic United States ("a more perfect union") under the Constitution for the united States of America (1791 to date) as ordained and *established, with reservation of all Divinely created and inherent unalienable Rights/Privileges. It is, at the same time that I* renounce and declare void, ab initio, any and all attempts (De Facto / Renegade / Corporate) by means of fictions or otherwise, of any changes in my lawful Citizenship Status to that of a Corporate Statutory / Military / Maritime / Admiralty / Fictitious "U.S. ...nsumer", "individual", "citizen", "citizen-subject", "plaintiff/defendant", "resident", "whoever", "taxpayer", "driver", ... owner", "debtor", et al, *subject to the seizure of Alien Properties by the hypothecated,* ...egislative/Military/Admiralty/Fictitious Democracy UNITED STATES, et al. Such corporations, fraudulent and non-existent include, but are not limited to, the UNITED STATES, U.S., STATE OF CALIFORNIA, COUNTY OF ALAMEDA, CITY OF SAN ... HEIDI DE LOS REYES , HEIDI A DE LOS REYES, or any variation thereof, xxx-xx-xxxx, etc. This doctrine of "Piercing the ...eil", with its "Instrumentality Rule", will serve Notice, (judicial, presidential or otherwise), that all acting as Corporate ..., whether by color of law or color of official right, are acting or have acted without the usual immunities afforded in judicial proceedings. For the peace of and safety of all Corporate officers, etc., as well as myself, I have identified all my ..., absolute properties ("Life, Liberty, and the Pursuit of Happiness"), until such times as the present De Facto / Renegade / ...government can make the necessary changes to its structure to insure the same. These identifications will list the ...al Record (Seal) Number (Apostille Number), as has been recognized, received, recorded, and issued by the De Facto / ... Corporate government. As this number is the International registration, National authentication, and State certification Document of the United States of America, my Nations, and my Citizenships, as well as identification of all guaranteed, whether Public or Private, are and have been in Lawful possession of me. Any confiscation or seizure of any kind of any ...ranteed, Private or Public properties by any of the De Facto/Corporate officers, etc. will result in damages of Ten Million United States Treaty States, nation-state specie Money (United States Dollars silver) that being enumerated in Article I, ..., Clause 1 as "gold and silver coin" in the Constitution for the united States of America (1791 to date) to be multiplied by ...e damaging party(ies), but all those in concert and cause of action. This Declaration is made absolute by the enclosed ... the State of California), copy and pursuant to 15 Stat. Ch. 249 pg. 223 (1868), shall be made final, adopted, and accepted ...ctrines of Estoppel (by acquiescence), Law of the Record, (Apostille), Moral Obligation (peremptory mandamus), and the ... (380 U.S. 163; The Bible is law to be applied nationally); or upon the passing of a customary and reasonable time of ten ...ecutive calendar days from receipt of the service guaranteed U.S. Mail (Certified) or otherwise. It will be the President's ...ministerial duty to identify, restore, and correct any and all errors, injuries, wrongs, and damages at any time applied ...ached to Me pursuant to Congressional demand within 15 Stat. Ch 249. Dates: spiritual "In the Beginning" plus Six ...*nouncement of Diplomatic Arrival: January 13, 1943*

Heidi A. De Los Reyes

Me, American, Private, Christian, Sentient;
Sovereign; Divine Inhabitant within North America; within California, a Republic;
"within" a constitutional county and a constitutional township republic.

" . . . at the mouths of two, or at the mouths of three the matter is established."
Deuteronomy 19:15

...ine, Sentient, and Common Law Witness	Divine, Sentient, and Common Law Witness

2249387 0003

...93

COUNTY CLERK'S CERTIFICATE AS TO NOTARY PUBLIC No. 76042

...fornia } ss
...lameda }

...ick O'Connell, County Clerk of Alameda, State of California, having by law a seal, do hereby certify that

– Viver Chandra –

...name is subscribed to the attached certificate of proof, acknowledgement or affidavit, was at the time of taking such ...cknowledgement or affidavit a Notary Public in and for said Alameda County, duly commissioned and qualified and ... in said county, and was as such an officer of the State of California, duly authorized by the laws hereof to administer ...r affirmations and to take and certify the proof and acknowledgement of deeds and other instruments in writing to be ...d in said State, and that full faith and credit are and ought to be given all his official acts as such Notary Public, and that ...ll acquainted with the handwriting of said Notary Public and verily believe that the signature to the attached certificate ...enuine signature and that the annexed instrument is executed and acknowledged according to the laws of the State of ...ia, and I further certify that an impression of the seal of said Notary Public is not required by law to be filed in my office.

In witness whereof I have hereunto set my hand and affixed my official seal

5/26/2009

Seal

County Clerk of the County of Alameda, State of California.

DEPARTMENT OF THE TREASURY
c/o TIMOTHY F GEITHNER
SECRETARY AND TRUSTEE OF THE US BANKRUPTCY
1500 PENNSYLVANIA AVE NW
WASHINGTON, DC 20220

DATE: December 20, 2009

Registered Mail Number: RB 835 479 986 US

CHARGEBACK ORDER (UCC 3-104)

IN ACCORD WITH HJR-192 AND PUBLIC LAW 73-10
INSTRUCTIONS NOT SUBJECT TO NEGOTIABILITY

RE: CHARGEBACK ORDER

Dear TIMOTHY GEITHNER, SECRETARY-IN-CHARGE:

Enclosed are documents from the Undersigned's Commercial Agreements, which are recorded in the Public Record. On any presentments to the DEPARTMENT OF THE TREASURY or INTERNAL REVENUE with receipts and other evidence that have been Accepted for Value, are all related endorsements front and back to include those in accord with UCC-3-419. The total amount of this CHARGEBACK enclosed is $100,000,000,000.00 (ONE HUNDRED BILLION US DOLLARS).

Please chargeback the Undersigned's account number, 568927502, for the same value including interest, penalties, and fees necessary for securing, registration, and discharge of the public liability. As you know, this is a public debt obligation of the UNITED STATES. This is an order to adjust the account, discharge the debt, and zero the account for all presentments that have been Accepted for Value and endorsed with a valid signature. These presentments will be delivered to you or to your Accounts Management office by UNITED STATES mail by the Secured Party Creditor, undersigned below.

This Registered and Posted Account # 568927502, part of the Undersigned's tax estimate, is directed for use (priority) for the Republic (Article IV, Section IV of the original Constitution for the united States of America) in accord with public policy HJR-192 (discharge of the public debt).

TIMOTHY F GEITHNER, Secretary-in-charge, and/or your Deputy-in-charge, is to take the Undersigned's acceptance (BA), this Article Seven receipt, in exchange for the tax exemption priority. This Chargeback Order, in accord with HJR-192, Public Law 73-10 is hereby presented for the receiver to the Federal Window, for settlement, by Electronic Funds Transfer (EFT), of any presentments tendered to you by the Undersigned Secured Party Creditor, which must be completed within the three (3) day Truth-in-Lending time (Regulation Z).

With this POSTED transaction, the CHARGEBACK charges documented by the enclosed forms, for use by the Republic, is complete. The International, United States Post Office Return Receipt Notice is accepted as acknowledgement from the SECRETARY OF THE TREASURY without dishonor.

Until then, I am very truly,



Heidi De Los Reyes, Secured Party
Private Contract Trust # – 568927502
c/o 1154 Melcher Street
San Leandro, California; Near [94577]
Non-Domestic without the US
PrePaid Account
Priority - Exempt from Levy
Void where prohibited by law

DTC Routing # 0410-0001-4
DTC Account # 026355050

CC: FED WINDOW
IRS COMMISSIONER
JUAN CARLOS PUIG MORALES – DEPARTMENTO DE HACIENDA
P.O. BOX 9024140, SAN JUAN, P.R. 00902-414

Heidi De Los Reyes
c/o 1154 Melcher Street
San Leandro, California; near [94577]
Non-Domestic without the US

Registered Mail Number: RB 835 479 986 US

	)	**In Admiralty**
UNITED STATES OF AMERICA	)	Account Number 568-92-7502
DEPARTMENT OF THE TREASURY	)	
INTERNAL REVENUE SERVICE	)	
Plaintiff	)	
	)	COMMERCIAL NOTICE
v.	)	APPOINTMENT OF
	)	FIDUCIARY CREDITOR AND
	)	DEBTOR
HEIDI DE LOS REYES	)	
Respondent/Defendant	)	
______________________________	)	
	)	
Heidi De Los Reyes, agent, lawful man,		)
creditor, injured third party intervener	)	NO hearing requested

---

COMMERCIAL NOTICE APPOINTMENT OF FIDUCIARY CREDITOR AND DEBTOR

COMES NOW Heidi De Los Reyes, a Real Party in Interest, who is neutral in the public, who is unschooled in law, making a special visitation by absolute ministerial right to ERIC THORSON, INSPECTOR GENERAL, DEPARTMENT OF THE TREASURY, and notices the DEPARTMENT OF THE TREASURY with enunciation of principles as stated in *Haines v. Kemer,* 404 U.S. 519, wherein the court has directed that those who are unschooled in law making pleadings and/or complaints shall have the court look to the substance of the pleadings rather than in the form, and hereby makes the following pleadings/notices in the above referenced matter without waiver of any defenses.

Appointment of Fiduciary

I, Heidi De Los Reyes, "Third Party Interest Intervener," terminated the previous fiduciary to the corporate entity (ens legis), a documented vessel under UNITED STATES registry, otherwise described as HEIDI DE LOS REYES, HEIDI A. DE LOS REYES, HEIDI DE LOS REYES CRUZ, or any alphabetical or numerical variation thereof, a.k.a. DEBTOR, nunc pro tunc 1943 A.D. Said entity, having as its trustee the SECRETARY OF TRANSPORTATION OF THE UNITED STATES pursuant to and in accordance with Title 46 App. U.S.C. § 1247, and there being no living sentient being responsible to accept service of process or other documents, cannot appear in a court of the UNITED STATES or act as a duly appointed transfer agent, cannot achieve parity with real people. Therefore, I, Heidi De Los Reyes, "Third Party Interest Intervener," hereby nominate and do appoint ERIC THORSON, OFFICE OF THE INSPECTOR GENERAL OF THE DEPARTMENT OF THE TREASURY, as being qualified to fulfill the position of "Fiduciary Creditor" and "FIDUCIARY DEBTOR" for the corporate entity described above in all-capital-letter-assemblages, the same to be effective immediately as of the date set forth below, and shall continue until further notice or reappointment, substitution, or cancellation, within the venue as ordained and established by the People of the Territory of California, through their original Organic Constitution of California state.

Whereas, said Fiduciary Creditor's responsibilities are to exercise scrupulous good faith and candor toward, and for the benefit and on behalf of Heidi De Los Reyes, "Third Party Interest Intervener," the exclusive and limited purpose of accepting and receiving all liabilities, accepting and receiving all service of process and other documents, instruments, bonds, or other important papers, is to appear and discharge, settle and close all matters material to above referred DEBTOR in all-capital-letter-assemblages; the same shall be by order of Heidi De Los Reyes, "Third Party Interest Intervener," or other delegated appointee of Heidi De Los Reyes, "Third Party Interest Intervener," including assignments for or on behalf of the principal DEBTOR, HEIDI DE LOS REYES, including any alphabetical or numerical variation thereof as described above, and to do all other acts requisite to faithfully execute said appointment, fully, faithfully, specially under this appointment.

Fiduciary Creditor, ERIC THORSON, OFFICE OF THE INSPECTOR GENERAL OF THE DEPARTMENT OF THE TREASURY, is hereby authorized to use the private exemption of Heidi De Los Reyes, or HEIDI DE LOS REYES, 568-92-7502, for the adjustment and set-off of all presentments, with regard to the INTERNAL REVENUE SERVICE Account Number 568-92-7502, which has previously been Accepted For Value and Returned for Settlement, Closure, and Discharge as per orders. ERIC THORSON, OFFICE OF THE INSPECTOR GENERAL OF THE DEPARTMENT OF THE TREASURY, is to issue the appropriate IRS 1099 forms and to be in compliance with all revenue requirements in this matter timely.

I, Heidi De Los Reyes, "Third Party Interest Intervener," asseverate that the facts enumerated herein are set forth in good faith with clean hands and that the same are true, correct, complete, and not misleading, so certified without the UNITED STATES. Fiduciary has my authorization to make any and all changes necessary to bring this document into complete and lawful compliance.



Right Thumb Print

Date: 12/20/2009

LS: Heidi De Los Reyes

Heidi De Los Reyes
Third Party Interest Intervener,
Authorized Agent For:
HEIDI DE LOS REYES, ENS LEGIS, DEBTOR
c/o Heidi De Los Reyes
1154 Melcher Street
San leandro, California; near [94577]
Non-Domestic without the US

Heidi De Los Reyes
c/o 1154 Melcher Street
San Leandro, California; near [94577]
Non-Domestic without the US

Registered Mail Number: RB 835 479 986 US

	)	**In Admiralty**
UNITED STATES OF AMERICA	)	Account Number 568-92-7502
DEPARTMENT OF THE TREASURY	)	
INTERNAL REVENUE SERVICE	)	
Plaintiff	)	
	)	COMMERCIAL NOTICE
v.	)	APPOINTMENT OF
	)	FIDUCIARY CREDITOR AND
	)	DEBTOR
HEIDI DE LOS REYES	)	
Respondent/Defendant	)	
	)	
	)	
Heidi De Los Reyes, agent, lawful man,		)
creditor, injured third party intervener	)	NO hearing requested

---

COMMERCIAL NOTICE APPOINTMENT OF FIDUCIARY CREDITOR AND DEBTOR

COMES NOW Heidi De los Reyes, a Real Party in Interest, who is neutral in the public, who is unschooled in law, making a special visitation by absolute ministerial right to TIMOTHY F GEITHNER, SECRETARY OF THE TREASURY, and notices the IRS with enunciation of principles as stated in *Haines v. Kerner,* 404 U.S. 519, wherein the court has directed that those who are unschooled in law making pleadings and/or complaints shall have the court look to the substance of the pleadings rather than in the form, and hereby makes the following pleadings/notices in the above referenced matter without waiver of any defenses.

Appointment of Fiduciary

I, Heidi De Los Reyes, "Third Party Interest Intervener," terminated the previous fiduciary to the corporate entity (ens legis), a documented vessel under UNITED STATES registry, otherwise described as HEIDI DE LOS REYES, HEIDI A. DE LOS REYES, HEIDI DE LOS REYES CRUZ, or any alphabetical or numerical variation thereof, a.k.a. DEBTOR, nunc pro tunc 1943 A.D. Said entity, having as its trustee the SECRETARY OF TRANSPORTATION OF THE UNITED STATES pursuant to and in accordance with Title 46 App. U.S.C. § 1247, and there being no living sentient being responsible to accept service of process or other documents, cannot appear in a court of the UNITED STATES or act as a duly appointed transfer agent, cannot achieve parity with real people. Therefore, I, Heidi De Los Reyes, "Third Party Interest Intervener," hereby nominate and do appoint TIMOTHY F GEITHNER, INTERNAL REVENUE AGENT OF THE INTERNAL REVENUE SERVICE, DEPARTMENT OF THE TREASURY, as being qualified to fulfill the position of "Fiduciary Creditor" and "FIDUCIARY DEBTOR" for the corporate entity described above in all-capital-letter-assemblages, the same to be effective immediately as of the date set forth below, and shall continue until further notice or reappointment, , or cancellation, within the venue as ordained and established by the People of the Territory of California, through their original Organic Constitution of California state.

Whereas, said Fiduciary Creditor's responsibilities are to exercise scrupulous good faith and candor toward, and for the benefit and on behalf of Heidi De Los Reyes, "Third Party Interest Intervener," the exclusive and limited purpose of accepting and receiving all liabilities, accepting and receiving all service of process and other documents, instruments, bonds, or other important papers, is to appear and discharge, settle and close all matters material to above referred DEBTOR in all-capital-letter-assemblages; the same shall be by order of Heidi De Los Reyes, "Third Party Interest Intervener," or other delegated appointee of Heidi De Los Reyes, "Third Party Interest Intervener," including assignments for or on behalf of the principal DEBTOR, HEIDI DE LOS REYES, including any alphabetical or numerical variation thereof as described above, and to do all other acts requisite to faithfully execute said appointment, fully, faithfully, specially under this appointment.

Fiduciary Creditor, TIMOTHY F GEITHNER, SECRETARY OF THE TREASURY, is hereby authorized to use the private exemption of Heidi De Los Reyes, or HEIDI DE LOS REYES, 568-92-7502, for the adjustment and set-off of all presentments, with regard to the INTERNAL REVENUE SERVICE Account Number 568-92-7502, which has previously been Accepted For Value and Returned for Settlement, Closure, and Discharge as per orders. TIMOTHY F GEITHNER, SECRETARY OF THE TREASURY, is to issue the appropriate IRS 1099 forms and to be in compliance with all revenue requirements in this matter timely.

I, Heidi De Los Reyes, "Third Party Interest Intervener," asseverate that the facts enumerated herein are set forth in good faith with clean hands and that the same are true, correct, complete, and not misleading, so certified without the UNITED STATES. Fiduciary has my authorization to make any and all changes necessary to bring this document into complete and lawful compliance.



Right Thumb Print

Date: 12/20/2009

LS: Heidi De Los Reyes

Heidi De Los Reyes
Third Party Interest Intervener,
Authorized Agent For:
HEIDI DE LOS REYES, ENS LEGIS, DEBTOR
c/o Heidi De Los Reyes
1154 Melcher Street
San Leandro, California; near [94577]
Non-Domestic without the US

Heidi De Los Reyes
c/o 1154 Melcher Street
San Leandro, California; near [94577]
Non-Domestic without the US

Registered Mail Number: RB 835 479 986 US

	)	**In Admiralty**
UNITED STATES OF AMERICA	)	Account Number 568-92-7502
DEPARTMENT OF THE TREASURY	)	
INTERNAL REVENUE SERVICE	)	
Plaintiff	)	
	)	COMMERCIAL NOTICE
v.	)	APPOINTMENT OF
	)	FIDUCIARY CREDITOR AND
	)	DEBTOR
HEIDI DE LOS REYES	)	
Respondent/Defendant	)	
______________________________	)	
	)	
Heidi De Los Reyes, agent, lawful man,		)
creditor, injured third party intervener	)	NO hearing requested

---

COMMERCIAL NOTICE APPOINTMENT OF FIDUCIARY CREDITOR AND DEBTOR

COMES NOW Heidi De Los Reyes, a Real Party in Interest, who is neutral in the public, who is unschooled in law, making a special visitation by absolute ministerial right to DOUGLAS SHULMAN, OFFICE OF THE COMMISSIONER, INTERNAL REVENUE SERVICE, and notices the IRS with enunciation of principles as stated in *Haines v. Kerner*, 404 U.S. 519, wherein the court has directed that those who are unschooled in law making pleadings and/or complaints shall have the court look to the substance of the pleadings rather than in the form, and hereby makes the following pleadings/notices in the above referenced matter without waiver of any defenses.

Appointment of Fiduciary

I, Heidi De Los Reyes, "Third Party Interest Intervener," terminated the previous fiduciary to the corporate entity (ens legis), a documented vessel under UNITED STATES registry, otherwise described as HEIDI DE LOS REYES, HEIDI A. DE LOS REYES, HEIDI DE LOS REYES CRUZ, or any alphabetical or numerical variation thereof, a.k.a. DEBTOR, nunc pro tunc 1943 A.D. Said entity, having as its trustee the SECRETARY OF TRANSPORTATION OF THE UNITED STATES pursuant to and in accordance with Title 46 App. U.S.C. § 1247, and there being no living sentient being responsible to accept service of process or other documents, cannot appear in a court of the UNITED STATES or act as a duly appointed transfer agent, cannot achieve parity with real people. Therefore, I, Heidi De Los Reyes, "Third Party Interest Intervener," hereby nominate and do appoint DOUGLAS SHULMAN, OFFICE OF THE COMMISSIONER, INTERNAL REVENUE SERVICE, as being qualified to fulfill the position of "Fiduciary Creditor" and "FIDUCIARY DEBTOR" for the corporate entity described above in all-capital-letter-assemblages, the same to be effective immediately as of the date set forth below, and shall continue until further notice or reappointment, substitution, or cancellation, within the venue as ordained and established by the People of the Territory of California, through their original Organic Constitution of California state.

Whereas, said Fiduciary Creditor's responsibilities are to exercise scrupulous good faith and candor toward, and for the benefit and on behalf of Heidi De Los Reyes, "Third Party Interest Intervener," the exclusive and limited purpose of accepting and receiving all liabilities, accepting and receiving all service of process and other documents, instruments, bonds, or other important papers, is to appear and discharge, settle and close all matters material to above referred DEBTOR in all-capital-letter-assemblages; the same shall be by order of Heidi De Los Reyes, "Third Party Interest Intervener," or other delegated appointee of Heidi De Los Reyes, "Third Party Interest Intervener," including assignments for or on behalf of the principal DEBTOR, HEIDI DE LOS REYES, including any alphabetical or numerical variation thereof as described above, and to do all other acts requisite to faithfully execute said appointment, fully, faithfully, specially under this appointment.

Fiduciary Creditor, DOUGLAS SHULMAN, OFFICE OF THE COMMISSIONER, INTERNAL REVENUE SERVICE, is hereby authorized to use the private exemption of Heidi De Los Reyes, or HEIDI DE LOS REYES, 568-92-7502, for the adjustment and set-off of all presentments, with regard to the INTERNAL REVENUE SERVICE Account Number 568-92-7502, which has previously been Accepted For Value and Returned for Settlement, Closure, and Discharge as per orders. DOUGLAS SHULMAN, OFFICE OF THE COMMISSIONER, INTERNAL REVENUE SERVICE, is to issue the appropriate IRS 1099 forms and to be in compliance with all revenue requirements in this matter timely.

I, Heidi De Los Reyes, "Third Party Interest Intervener," asseverate that the facts enumerated herein are set forth in good faith with clean hands and that the same are true, correct, complete, and not misleading, so certified without the UNITED STATES. Fiduciary has my authorization to make any and all changes necessary to bring this document into complete and lawful compliance.



Right Thumb Print

Date: 12/20/2009

LS: Heidi De Los Reyes

Heidi De Los Reyes
Third Party Interest Intervener,
Authorized Agent For:
HEIDI DE LOS REYES, ENS LEGIS, DEBTOR
c/o Heidi De Los Reyes
1154 Melcher Street
San Leandro, California; near [94577]
Non-Domestic without the US

Form **56** (Rev. July 2004) Department of the Treasury Internal Revenue Service

Notice Concerning Fiduciary Relationship

(Internal Revenue Code sections 6036 and 6903)

OMB No. 1545-0013

Part I Identification

Name of person for whom you are acting (as shown on the tax return)	Identifying number	Decedent's social security no.
HEIDI DE LOS REYES	568-92-7502	

Address of person for whom you are acting (number, street, and room or suite no.)
1154 MELCHER STREET

City or town, state, and ZIP code (If a foreign address, see instructions.)
SAN LEANDRO, CALIFORNIA 94577

Fiduciary's name
Eric Thorson d/b/a U.S.TREASURY-INSPECTOR GENERAL

Address of fiduciary (number, street, and room or suite no.)
1500 Pensylvania Ave., N.W.

City or town, state, and ZIP code	Telephone number (optional)
Washington, DC 20220	( )

Part II Authority

1 Authority for fiduciary relationship. Check applicable box:

a(1) ☐ Will and codicils or court order appointing fiduciary . . . . (2) Date of death

b(1) ☐ Court order appointing fiduciary . . . . (2) Date (see instructions)

c ☐ Valid trust instrument and amendments

d ☑ Other. Describe ▶ Appointment of FIduciary Debtor and Creditor

Part III Nature of Liability and Tax Notices

2 Type of tax (estate, gift, generation-skipping transfer, income, excise, etc.) ▶

3 Federal tax form number (706, 1040, 1041, 1120, etc.) ▶

4 Year(s) or period(s) (if estate tax, date of death) ▶

5 If the fiduciary listed in Part I is the person to whom notices and other written communications should be sent for **all** items described on lines 2, 3, and 4, check here . . . . ▶ ☐

6 If the fiduciary listed in Part I is the person to whom notices and other written communications should be sent for **some** (but not all) of the items described on lines 2, 3, and 4, check here ▶ ☐ and list the applicable Federal tax form number and the year(s) or period(s) applicable

Part IV Revocation or Termination of Notice

Section A—Total Revocation or Termination

7 Check this box if you are revoking or terminating all prior notices concerning fiduciary relationships on file with the Internal Revenue Service for the same tax matters and years or periods covered by this notice concerning fiduciary relationship . ▶ ☐

Reason for termination of fiduciary relationship. Check applicable box:

a ☐ Court order revoking fiduciary authority

b ☐ Certificate of dissolution or termination of a business entity

c ☐ Other. Describe ▶

Section B—Partial Revocation

8a Check this box if you are revoking earlier notices concerning fiduciary relationships on file with the Internal Revenue Service for the same tax matters and years or periods covered by this notice concerning fiduciary relationship . . . . ▶ ☐

b Specify to whom granted, date, and address, including ZIP code.

▶

Section C—Substitute Fiduciary

9 Check this box if a new fiduciary or fiduciaries have been or will be substituted for the revoking or terminating fiduciary and specify the name(s) and address(es), including ZIP code(s), of the new fiduciary(ies) . . . . ▶ ☐

▶

Part V Court and Administrative Proceedings

Name of court (if other than a court proceeding, identify the type of proceeding and name of agency)			Date proceeding initiated
Address of court			Docket number of proceeding
City or town, state, and ZIP code	Date	Time a.m. p.m.	Place of other proceedings

Part VI Signature Heidi De los Reyes 12/20/2009

I certify that I have the authority to execute this notice concerning fiduciary relationship on behalf of the taxpayer.

Please Sign Here

Fiduciary's signature ____ Title, if applicable ____ Date ____

Form **56** (Rev. July 2004)
Department of the Treasury Internal Revenue Service

Notice Concerning Fiduciary Relationship

(Internal Revenue Code sections 6036 and 6903)

OMB No. 1545-0013

Part I Identification

Name of person for whom you are acting (as shown on the tax return)	Identifying number	Decedent's social security no.
HEIDI DE LOS REYES	568-92-7502	

Address of person for whom you are acting (number, street, and room or suite no.)
1154 MELCHER STREET

City or town, state, and ZIP code (If a foreign address, see instructions.)
SAN LEANDRO, CALIFORNIA 94577

Fiduciary's name
Timothy F. Geithner, d/b/a SECRETARY OF THE TREASURY

Address of fiduciary (number, street, and room or suite no.)
1500 Pennsylvania Ave., N.W.

City or town, state, and ZIP code	Telephone number (optional)
Washington, DC 20220	( )

Part II Authority

1 Authority for fiduciary relationship. Check applicable box:
- a(1) ☐ Will and codicils or court order appointing fiduciary . . . . (2) Date of death
- b(1) ☐ Court order appointing fiduciary . . . . (2) Date (see instructions)
- c ☐ Valid trust instrument and amendments
- d ☑ Other. Describe ▶ Appointment of Fiduciary Debtor and Creditor

Part III Nature of Liability and Tax Notices

2 Type of tax (estate, gift, generation-skipping transfer, income, excise, etc.) ▶

3 Federal tax form number (706, 1040, 1041, 1120, etc.) ▶

4 Year(s) or period(s) (if estate tax, date of death) ▶

5 If the fiduciary listed in Part I is the person to whom notices and other written communications should be sent for **all** items described on lines 2, 3, and 4, check here . . . . ▶ ☐

6 If the fiduciary listed in Part I is the person to whom notices and other written communications should be sent for **some** (but not all) of the items described on lines 2, 3, and 4, check here ▶ ☐ and list the applicable Federal tax form number and the year(s) or period(s) applicable

Part IV Revocation or Termination of Notice

Section A—Total Revocation or Termination

7 Check this box if you are revoking or terminating all prior notices concerning fiduciary relationships on file with the Internal Revenue Service for the same tax matters and years or periods covered by this notice concerning fiduciary relationship . ▶ ☐

Reason for termination of fiduciary relationship. Check applicable box:
- a ☐ Court order revoking fiduciary authority
- b ☐ Certificate of dissolution or termination of a business entity
- c ☐ Other. Describe ▶

Section B—Partial Revocation

8a Check this box if you are revoking earlier notices concerning fiduciary relationships on file with the Internal Revenue Service for the same tax matters and years or periods covered by this notice concerning fiduciary relationship . . . . ▶ ☐

b Specify to whom granted, date, and address, including ZIP code.
▶

Section C—Substitute Fiduciary

9 Check this box if a new fiduciary or fiduciaries have been or will be substituted for the revoking or terminating fiduciary and specify the name(s) and address(es), including ZIP code(s), of the new fiduciary(ies) . . . . ▶ ☐
▶

Part V Court and Administrative Proceedings

Name of court (if other than a court proceeding, identify the type of proceeding and name of agency)			Date proceeding initiated
Address of court			Docket number of proceeding
City or town, state, and ZIP code	Date	Time a.m. p.m.	Place of other proceedings

Part VI Signature Heidi De los Reyes 12/20/2009

Please Sign Here

I certify that I have the authority to execute this notice concerning fiduciary relationship on behalf of the taxpayer.



Fiduciary's signature | Title, if applicable | Date

Form **56** (Rev. July 2004) Department of the Treasury Internal Revenue Service

Notice Concerning Fiduciary Relationship

(Internal Revenue Code sections 6036 and 6903)

OMB No. 1545-0013

Part I Identification

Name of person for whom you are acting (as shown on the tax return)	Identifying number	Decedent's social security no.
HEIDI DE LOS REYES	568-92-7502	: :

Address of person for whom you are acting (number, street, and room or suite no.)
1154 MELCHER STREET

City or town, state, and ZIP code (If a foreign address, see instructions.)
SAN LEANDRO, CALIFORNIA 94577

Fiduciary's name
Douglas Schulman, d/b/a OFFICE OF THE COMMISSIONER, INTERNAL REVENUE SERVICE

Address of fiduciary (number, street, and room or suite no.)
1111 Constitution Ave., N.W.

City or town, state, and ZIP code	Telephone number (optional)
Washington, DC 20224	( )

Part II Authority

1 Authority for fiducíary relationship. Check applicable box:

- a(1) ☐ Will and codicils or court order appointing fiduciary . . . . (2) Date of death
- b(1) ☐ Court order appointing fiduciary . . . . (2) Date (see instructions)
- c ☐ Valid trust instrument and amendments
- d ☑ Other. Describe ▶ Appointment of Fiduciary

Part III Nature of Liability and Tax Notices

2 Type of tax (estate, gift, generation-skipping transfer, income, excise, etc.) ▶

3 Federal tax form number (706, 1040, 1041, 1120, etc.) ▶

4 Year(s) or period(s) (if estate tax, date of death) ▶

5 If the fiduciary listed in Part I is the person to whom notices and other written communications should be sent for **all** items described on lines 2, 3, and 4, check here . . . . ▶ ☐

6 If the fiduciary listed in Part I is the person to whom notices and other written communications should be sent for **some** (but not all) of the items described on lines 2, 3, and 4, check here ▶ ☐ and list the applicable Federal tax form number and the year(s) or period(s) applicable

Part IV Revocation or Termination of Notice

Section A—Total Revocation or Termination

7 Check this box if you are revoking or terminating all prior notices concerning fiduciary relationships on file with the Internal Revenue Service for the same tax matters and years or periods covered by this notice concerning fiduciary relationship . ▶ ☐

Reason for termination of fiduciary relationship. Check applicable box:

- a ☐ Court order revoking fiduciary authority
- b ☐ Certificate of dissolution or termination of a business entity
- c ☐ Other. Describe ▶

Section B—Partial Revocation

8a Check this box if you are revoking earlier notices concerning fiduciary relationships on file with the Internal Revenue Service for the same tax matters and years or periods covered by this notice concerning fiduciary relationship . . . . ▶ ☐

b Specify to whom granted, date, and address, including ZIP code.
▶

Section C—Substitute Fiduciary

9 Check this box if a new fiduciary or fiduciaries have been or will be substituted for the revoking or terminating fiduciary and specify the name(s) and address(es), including ZIP code(s), of the new fiduciary(ies) . . . . ▶ ☐
▶

Part V Court and Administrative Proceedings

Name of court (if other than a court proceeding, identify the type of proceeding and name of agency)			Date proceeding initiated
Address of court			Docket number of proceeding
City or town, state, and ZIP code	Date	Time a.m. p.m.	Place of other proceedings

Part VI Signature Heidi De los Reyes 12/20/2009

Please Sign Here

I certify that I have the authority to execute this notice concerning fiduciary relationship on behalf of the taxpayer.

Fiduciary's signature | Title, if applicable | Date

2009 Form 1040-V  Department of the Treasury Internal Revenue Service

What Is Form 1040-V and Do You Have To Use It?

It is a statement you send with your check or money order for any balance due on the "Amount you owe" line of your 2009 Form 1040, Form 1040A, or Form 1040EZ. Using Form 1040-V allows us to process your payment more accurately and efficiently. We strongly encourage you to use Form 1040-V, but there is no penalty if you do not.

How To Fill In Form 1040-V

Line 1. Enter your social security number (SSN). If you are filing a joint return, enter the SSN shown first on your return.

Line 2. If you are filing a joint return, enter the SSN shown second on your return.

Line 3. Enter the amount you are paying by check or money order.

Line 4. Enter your name(s) and address exactly as shown on your return. Please print clearly.

How To Prepare Your Payment

- Make your check or money order payable to the "United States Treasury." Do not send cash.
- Make sure your name and address appear on your check or money order.
- Enter "2009 Form 1040," your daytime phone number, and your SSN on your check or money order. If you are filing a joint return, enter the SSN shown first on your return. If you are filing Form 1040A or Form 1040EZ, enter "2009 Form 1040A" or "2009 Form 1040EZ," whichever is appropriate, instead of "2009 Form 1040."
- To help process your payment, enter the amount on the right side of your check like this: $ XXX.XX. Do not use dashes or lines (for example, do not enter "$ XXX—" or "$ XXX xx/100").

How To Send In Your 2009 Tax Return, Payment, and Form 1040-V

- Detach Form 1040-V along the dotted line.
- Do not staple or otherwise attach your payment or Form 1040-V to your return or to each other. Instead, just put them loose in the envelope.
- Mail your 2009 tax return, payment, and Form 1040-V in the envelope that came with your 2009 tax return instruction booklet.

Note. If you do not have that envelope or you moved or used a paid preparer, mail your return, payment, and Form 1040-V to the address shown on the back that applies to you.

Paperwork Reduction Act Notice. We ask for the information on Form 1040-V to help us carry out the Internal Revenue laws of the United States. If you use Form 1040-V, you must provide the requested information. Your cooperation will help us ensure that we are collecting the right amount of tax.

You are not required to provide the information requested on a form that is subject to the Paperwork Reduction Act unless the form displays a valid OMB control number. Books or records relating to a form or its instructions must be retained as long as their contents may become material in the administration of any Internal Revenue law. Generally, tax returns and return information are confidential, as required by Internal Revenue Code section 6103.

The average time and expenses required to complete and file this form will vary depending on individual circumstances. For the estimated averages, see the instructions for your income tax return. If you have suggestions for making this form simpler, we would be happy to hear from you. See the instructions for your income tax return.

▼ **Detach Here and Mail With Your Payment and Return** ▼

Form **1040-V** Department of the Treasury Internal Revenue Service (99)

Payment Voucher

▶ **Do not staple or attach this voucher to your payment or return.**

OMB No. 1545-0074 **2009**

Print or type

1 Your social security number (SSN)	2 If a joint return, SSN shown second on your return	**3 Amount you are paying by check or money order**	Dollars	Cents
568-92-7502				

4 Your first name and initial	Last name
HEIDI	DE LOS REYES
If a joint return, spouse's first name and initial	Last name

Home address (number and street)	Apt. no.
1154 MELCHER STREET	

City, town or post office, state, and ZIP code (If a foreign address, enter city, province or state, postal code, and country.)

SAN LEANDRO, CALIFORNIA 94577

BOARD OF GOVERNORS
FEDERAL RESERVE WINDOW
WASHINGTON, DC

Non-Negotiable Instrument
Non-Negotiable Charge Back

ACTUAL AND CONSTRUCTIVE NOTICE

Attention: Respective Board of Governors Respondent

1. Please find enclosed this document constituting actual and constructive notice of collateral attachments for the Undersigned. Heidi De los Reyes hereby accepts for value all enclosed collateral, attached articles, and accounting sheets established by decree upon foregoing security instruments by endorsements front and back in accordance with Uniform Commercial Code UCC 3-419 and House Joint Resolution 192 of June 5th 1933, Public Law 73-10, UCC 1-104, and UCC 3-104. Charge the Undersigned's public treasury # 568-92-7502 for appropriate registration fees commanding memory of account # 568927502, charging same to DEBTOR's order or Respondent's order. The total amount of this NON-NEGOTIABLE ACCEPTANCE FOR VALUE as enclosed filing is One Hundred Billion United States dollars ($100,000,000,000.00).

2. Please adjust by Legal Tender the Undersigned's private trust account. Should the Undersigned not receive the DEPARTMENT OF TREASURY UNITED STATES CODE response within fifteen (15) days upon receipt, then recipient's security instrument in hand is agreement under, but not limited to, Title 28 U.S.C., Rule 8(b) of this ACTUAL AND CONSTRUCTIVE NOTICE by decree that the Undersigned's private depository account # 568927502 is adjusted by Federal Reserve Ledgers and balanced by Federal Reserve (Bank) Window Accountant as authorized by the Board of Governors. In the event that your accountant requires further information or assistance from the Undersigned, please write the Undersigned at mailing location provided herein and herewith posted: Registered Mail Account Number # RB 835 479 986 US on documents rendered from location below.

LS: Heidi De Los Reyes
Heidi De Los Reyes, Beneficiary
c/o 1154 Melcher Street
San Leandro, California; near [94577]
Non-Domestic without the US

12/20/2009
DATE

NON-NEGOTIABLE INTERNATIONAL BILL OF EXCHANGE

IN ACCORDANCE WITH HOUSE JOINT RESOLUTION
ONE NINETY-TWO HJR-192

RE: CHARGEBACK OF PERSONAL PRIVATE TREASURY ACCOUNTS

Dear TIMOTHY F GEITHNER or SECRETARY-IN-CHARGE of documents:

1. Please see enclosed (articles) from examination(s) of parties' Private Commercial Agreements as an initial lien listed on enclosed (accounting sheets) receipts attached as collateral. The Undersigned accepts for value all related endorsements, front and back, to include those in accordance with UCC 3-419. The full amount of (Final payoff) NON-NEGOTIABLE CHARGEBACK accrued is One Hundred Billion Dollars ($100,000,000,000.00). Please "charge back" to my private Treasury Account # 568927502 the same value, charging employees identification account # 568-92-7502 necessary fees securing registration (in prioritizing exchange of tax exemption discharging public liabilities) of all my personal possessions, and command memory of # 568927502 charging the same to DEBTOR'S order or your order. There is zero controversy by all individuals in association with Collateral Articles of General Accounting Practices.
2. The Posted Registered Account RB 835 479 986 US fund, now part of my tax estate, directed (priority) use for the Republic (Article IV, Section 4 of the united States Constitution) in accordance with public policy HJR-192 (Discharge of Public Debt). TIMOTHY F GEITHNER, Secretary-in-charge and/or Deputy-in-charge, are to take my acceptance (BA), this Article Seven Receipt, in exchange for tax exemption priority. This "NON-NEGOTIABLE INTERNATIONAL BILL OF EXCHANGE" according to HJR-192 is presented for receivership to the Federal Reserve (Bank) Window Accountant for final payoff, transferring same to Undersigned's private trust account number: 568927502 as (EFT) three (3) days Truth-in-Lending time for settlement of retail agreements.
3. With this posted transaction "Chargeback" charges documented by enclosed forms (Articles) for use by the Republic is complete. If you need further information or assistance with charging my private treasury account, please feel free to correspond.

Until then, I am sincerely,

LS: Heidi De los Reyes

Heidi De los Reyes
c/o 1154 Melcher Street
San Leandro, California; near [94577]
Non-Domestic without the US

Invoice Number: HR-01131943

Department of Homeland Security
U. S. Citizenship and Immigration Services

G-24, Certification of Documents

United States of America

Department of Homeland Security

U.S. Citizenship and Immigration Services

February 2, 2010
Date (mm/dd/yyyy)

Certification of Documents

(Originals or Copies thereof)

BY VIRTUE OF the authority vested in me by Title 8, Code of Federal Regulations, Part 103 of the Immigration and Nationality Act, and Title IV, Subtitle E, Sec. 451 and Sec. 456 of the Homeland Security Act of 2002,

I HEREBY CERTIFY that the annexed documents are originals, or copies thereof, from the records of U.S. Citizenship and Immigration Service, Department of Homeland Security, which the Secretary is the legal custodian by virtue of Section 103 of the Immigration and Nationality Act. These documents relate to:

Subject: HEIDI DE LOS REYES CRUZ

Also known as (aka): N/A

File and/or Certificate Number: A18 951 981 C# 9579204



(Signature of Authorized Person)

Josephine Truong/Immigration Officer

(Print-Name and Title of Authorized Person)

David Giller/ Immigration Officer

(Print-Name and Title of Authorized Person)

THE UNITED STATES OF AMERICA

No. 9579204

CERTIFICATE OF NATURALIZATION



·ORIGINAL·

Petition No. 9265 Alien Registration No. A18 951 981

Personal description of holder as of date of naturalization: Date of birth January 13, 1943 ; sex Female ; complexion Med. ; color of eyes Brown ; color of hair Black ; height 5 feet 0 inches; weight 105 pounds; visible distinctive marks Mole on right cheek
Marital status Married ; Country of former nationality Philippines
I certify that the description above given is true, and that the photograph affixed hereto is a likeness of me.

Heidi de los Reyes Cruz
(Complete and true signature of holder)


Heidi de los Reyes
Cruz

Seal

State of California } ss:
County of Contra Costa }

Be it known, that at a term of the SUPERIOR Court of CALIFORNIA held pursuant to law at MARTINEZ on August 27, 1974 the Court having found that HEIDI de LOS REYES CRUZ then residing at 2827 Tulare Avenue, Richmond, Calif. intends to reside permanently in the United States (when so required by the Naturalization Laws of the United States), had in all other respects complied with the applicable provisions of such naturalization laws, and was entitled to be admitted to citizenship, thereupon ordered that such person be, and (s)he was admitted as a citizen of the United States of America.

In testimony whereof the seal of the court is hereunto affixed this 27th day of August in the year of our Lord nineteen hundred and seventy-four.

J. R. OLSSON
Clerk of the SUPERIOR Court.
By D. England Deputy Clerk.
D. England

DEPARTMENT OF JUSTICE

BUREAU OF ENGRAVING AND PRINTING

PRIVATE REGISTERED BOND FOR SETOFF

NON-NEGOTIABLE

VALUE: $100,000,000,000.00 (One Hundred Billion) US Dollars

RE: CERTIFICATE OF NATURALIZATION # A18 951 981

ACCEPTED FOR VALUE and EXEMPT FROM LEVY

DEPOSITED TO US TREASURY AND CHARGED TO HEIDI DE LOS REYES 568-92-7502

Heidi De Los Reyes
1154 Melcher Street
San Leandro, California 94577
Non domestic without the US

ISSUE DATE: December 20, 2009
BOND NUMBER: RB 835 479 986 US
REGISTERED MAIL NO. RB 835 479 986 US

THE UNITED STATES DEPARTMENT OF THE TREASURY
c/o TIMOTHY F. GEITHNER, FIDUCIARY
1500 PENNSYLVANIA AVE NW
WASHINGTON, D.C. 20220

Attention: TIMOTHY F. GEITHNER, RESPONDENT

Enclosed, the undersigned, Heidi: De Los Reyes herewith accepts for value the enclosed bond, Certificate of Naturalization, Number A18 951 981 File Number, and all endorsements front and back, being the only legitimate acceptor of said bond being the only party to have put any value into said bond, being the contributing beneficiary of the same. This is in accordance with Uniform Commercial Code, and House Joint Resolution 192 of 5 June 1933, and UCC 1-104 and Public Law 73-10.

BOND ORDER

Please deposit this bond to an account bearing the USPO R[illegible]d Ma[illegible]Number RB 835 479 986 for future identification purposes, and to be used as a set off account against any bills, taxes, or c[illegible]nd the like, against Heidi De Los Reyes 568927502 or any bills, taxes, or claims, and the like, against the HEIDI DE LOS [illegible]-92-7502 Debtor to Heidi De Los Reyes, Secured Party, (see enclosed UCC-1 Financing Statement), said claim(s) to have bee[illegible] "acce[illegible]d" [illegible]d endorsed by Heidi De Los Reyes.

Please adjust any bills, taxes, or claims, an[illegible]e like, [illegible] **Heidi De Los Reyes** [see Certificate of Naturalization] or the HEIDI DE LOS REYES 568-92-7502 Debtor to zero, charge, [illegible]ttle and close any such account, and return the interest to the principal, Heidi De Los Reyes at the above post location. TIMOTHY F. GEIT[illegible]ER, the Secretary of the Treasury, the United States Department of the Treasury shall have Thirty (30) days from the date of receipt of this Bond, as witnessed by the Date of Receipt affixed to the US POST OFFICE INTERNATIONAL MAIL Receipt, to dishonor this Bond by returning this Bond to the Principal, with an explanation of all deficiencies, at the stipulated mailing address by non domestic post. Failure to return the Bond as stated shall constitute Acceptance and Honoring of this Bond, the Associated transactions, and presentments, in accordance with the Law, by TIMOTHY F. GEITHNER, the Secretary of the US Treasury, and The United States Department of the Treasury to all of the Terms and Conditions contained herein.

This Bond shall be ledgered, as an asset, as best suits the needs of The United States Department of the Treasury. This Bond expires at the moment Heidi: De Los Reyes expires. Void where prohibited by law.

Surety #1 – Cheryl Cruz
Exemption ID # 570772520
c/o 1423 Central Avenue, Apartment H
Alameda, California; near [94501]
Non-Domestic without the US



Surety #2 – Lyndon Liu
Exemption ID # 529843316
c/o 1559 B Sloat Boulevard, # 208
San Francisco, California; near [94132]
Non-Domestic without the US



Heidi De Los Reyes - **Principal**
Exemption ID # 568927502
c/o 1154 Melcher Street
San Leandro, California; near [94577]
Non-Domestic without the US



Witness #1 – Angel De Los Reyes
c/o 4455 Ellen Way
Union City, California; near [94587]
Non-Domestic without the US



Witness #2 – Liu Mun
c/o 2231 Balboa Street
San Francisco, California; near [94121]
Non-Domestic without the US



Form **W-8BEN**

(Rev. February 2006)

Department of the Treasury
Internal Revenue Service

Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding

▶ Section references are to the Internal Revenue Code. ▶ See separate instructions.

▶ Give this form to the withholding agent or payer. Do not send to the IRS.

OMB No. 1545-1621

Do not use this form for: — **Instead, use Form:**

- A U.S. citizen or other U.S. person, including a resident alien individual . . . W-9
- A person claiming that income is effectively connected with the conduct of a trade or business in the United States . . . W-8ECI
- A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions) . . . W-8ECI or W-8IMY
- A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions) . . . W-8ECI or W-8EXP

Note: *These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.*

- A person acting as an intermediary . . . W-8IMY

Note: *See instructions for additional exceptions.*

Part I Identification of Beneficial Owner (See instructions.)

1 Name of individual or organization that is the beneficial owner
Heidi: De Los Reyes

2 Country of incorporation or organization
N/A

3 Type of beneficial owner: ☑ Individual ☐ Corporation ☐ Disregarded entity ☐ Partnership ☐ Simple trust ☐ Grantor trust ☐ Complex trust ☐ Estate ☐ Government ☐ International organization ☐ Central bank of issue ☐ Tax-exempt organization ☐ Private foundation

4 Permanent residence address (street, apt. or suite no., or rural route).
N/A

City or town, state or province. Include postal code where appropriate.
N/A

Country (do not abbreviate)
N/A

5 Mailing address (if different from above)
non-domestic mail, c/o U. S. P. O. Postmaster, c/o 1154 Melcher Street

City or town, state or province. Include postal code where appropriate.
San Leandro, county of Alameda, California

Country (do not abbreviate)
California

6 U.S. taxpayer identification number, if required (see instructions) ☐ SSN or ITIN ☐ EIN

7 Foreign tax identifying number, if any (optional)

8 Reference number(s) (see instructions)

Part II Claim of Tax Treaty Benefits (if applicable)

9 **I certify that (check all that apply):**

a ☐ The beneficial owner is a resident of .... within the meaning of the income tax treaty between the United States and that country.

b ☐ If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).

c ☐ The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).

d ☐ The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

e ☐ The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.

10 **Special rates and conditions** (if applicable—see instructions): The beneficial owner is claiming the provisions of Article .... of the treaty identified on line 9a above to claim a ....% rate of withholding on (specify type of income): ....
Explain the reasons the beneficial owner meets the terms of the treaty article: ....

Part III Notional Principal Contracts

11 ☑ I have provided or will provide a statement that identifies those notional principal contracts from which the income is **not** effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

Part IV Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

1 I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,

2 The beneficial owner is not a U.S. person,

3 The income to which this form relates is (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but is not subject to tax under an income tax treaty, or (c) the partner's share of a partnership's effectively connected income, and

4 For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here ▶ Heidi de los Reyes — Signature of beneficial owner (or individual authorized to sign for beneficial owner)

12/20/2009 — Date (MM-DD-YYYY)

Californian — Capacity in which acting

Declaration of Heidi:De Los Reyes, a living woman,

attach to and incorporated as a part of Form W-8BEN

I, Heidi: De Los Reyes, being a man created in the image of God, my Creator, and living on the soil within the organic, geographic boundaries of California, hereby declare and proclaim, in honor and at arm's length, the following:

1. **I <u>deny</u>** I am a U.S. citizen or other U.S. person, including a resident alien individual.
2. **I <u>deny</u>** I am a person claiming income that is effectively connected with the conduct of a trade or business in the UNITED STATES.
3. **I <u>deny</u>** I am a person acting as an intermediary.
4. **I <u>deny</u>** that lawful money of The United States of America currently exists in circulation, and thus, I am forced to accept and use Federal Reserve Notes in my commercial activities.
5. **I <u>deny</u>** the compelled obligation for using Federal Reserve Notes.
6. **I <u>deny</u>** the liability for the national debt of the UNITED STATES.
7. **I <u>deny</u>** I am a ward of this state.

<u>Statement of Notional Principal Contracts</u>: I hereby revoke, rescind, refute and cancel my signature from all contracts, including, but not limited to, unilateral contracts, made by me, or made for me by accommodation, or made by presumption, by persons acting for me as my guardian without providing me with full disclosure of said contracts.

<u>References incorporated as a part hereof</u>:

- 26 C.F.R. 301.6109-1

Date executed: December 20, A. D. 2009. **<u>All rights and remedies reserved</u>.**

As my word is my bond;
duly tendered in honor,

By: Heidi: De Los Reyes, a living woman
without the UNITED STATES

By: Heidi De los Reyes Seal

Witness: Cheryl: Cruz

Witness: Lyndon: Liu